                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-27853
PROSPECTUS SUPPLEMENT

(To Prospectus dated August 20, 1997)

                                  $40,000,000

                                 [AMRESCO LOGO]
            9 7/8% SERIES 1998-A SENIOR SUBORDINATED NOTES DUE 2005
                            ------------------------

                   Interest payable March 15 and September 15
                            ------------------------

The Notes are redeemable at the option of AMRESCO, INC. (the "Company"), in whole or in part, at any time on or after March 15, 2002 initially at 104.938%
  of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after March 15,
    2004. Upon a Change of Control (as defined herein), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase. See "Description of the Notes."

The Notes will be unsecured general obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company and its subsidiaries. At December 31, 1997, on a pro forma basis after giving effect to the Notes Offering and the Common Stock Offering
    (each as defined herein) and the application of the net proceeds therefrom, the Company and its subsidiaries would have had approximately
     $1,737.5 million of Senior Debt outstanding. In addition, the Company is a holding company and accordingly the Notes will be effectively subordinated to all other present and future liabilities of the
                            Company's subsidiaries.

The Notes are part of the 9 7/8% Series 1998-A Senior Subordinated Notes due 2005, of which $290.0 million were previously issued pursuant to a prospectus supplement dated February 24, 1998 (the "Initial Issuance" and together with this offering of the Notes, the "Notes Offering"). Concurrently with the
      Initial Issuance, the Company issued 5,175,000 shares of its Common
                      Stock (the "Common Stock Offering").

                            ------------------------

FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 13 OF
    THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                   PRICE 100.5% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                UNDERWRITING
                                         PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                        PUBLIC(1)              COMMISSIONS(2)           COMPANY(1)(3)
                                        ---------              --------------           -------------
Per Note.....................             100.5%                   2.875%                  97.625%
Total........................          $40,200,000               $1,155,750              $39,044,250

------------

      (1) Plus accrued interest from February 27, 1998.
      (2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriter."
      (3) Before deducting expenses payable by the Company estimated at $20,000.

                            ------------------------

    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter named herein and subject to approval of certain legal matters by Simpson Thacher & Bartlett, counsel for the Underwriter. It is expected that delivery of the Notes will be made on or about March 10, 1998, at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                           Morgan Stanley Dean Witter

March 5, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................  S-13
Use of Proceeds.............................................  S-16
Capitalization..............................................  S-17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-18
Business....................................................  S-28
Description of the Notes....................................  S-43
Description of Other Indebtedness...........................  S-54
Underwriters................................................  S-64
Legal Matters...............................................  S-65
Experts.....................................................  S-66
Supplemental Glossary.......................................  S-67

                                   PROSPECTUS

                                                              PAGE
                                                              ----
The Company.................................................     2
Risk Factors................................................     4
Forward-Looking Statements..................................     9
Use of Proceeds.............................................     9
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    10
Description of Securities...................................    10
Plan of Distribution........................................    25
Legal Matters...............................................    27
Experts.....................................................    27
Available Information.......................................    27
Incorporation of Certain Documents by Reference.............    28
Glossary....................................................    29

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus Supplement or the accompanying Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby, nor do they constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such persons. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date of this Prospectus Supplement.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus contain or incorporate by reference certain forward-looking statements. The factors identified under "Risk Factors" in this Prospectus Supplement and in the attached Prospectus are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company (or its subsidiaries).

     Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company (or its subsidiaries), or its management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that such future results will be achieved or accomplished. The words "believe," "expect," "estimate," "project," "anticipate" and similar words and expressions identify forward-looking statements.

                            ------------------------

     The Company intends to furnish holders of the Notes with (i) annual reports containing audited financial statements and (ii) quarterly reports for each of the first three quarters of each fiscal year, which will contain unaudited summary financial information.

                         PROSPECTUS SUPPLEMENT SUMMARY

     Certain terms used in this Prospectus Supplement are defined in the "Glossaries" included herein and in the accompanying Prospectus. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus.

                                  THE COMPANY

     The Company is a leading diversified financial services company specializing in real estate lending, commercial finance and the acquisition, resolution and servicing of nonperforming and underperforming commercial loans. The Company began operations in 1987 providing asset management and resolution services to governmental agencies, financial institutions and others relating to nonperforming and underperforming loans. In early 1994, the Company made the decision to diversify its business lines and build "franchise" business units that could use the Company's core real estate management and lending expertise to pursue growth in markets that were being underserved by traditional lenders. Since that time, the Company has entered the commercial mortgage banking, residential mortgage banking, commercial finance and loan servicing businesses and oriented its asset management activities towards direct investments in asset portfolios and the special servicing of large portfolios of asset-backed securities. As a result of the Company's diversification efforts, the Company currently operates in the following four different business lines: asset management, commercial mortgage banking, residential mortgage banking and commercial finance.

     The Company has experienced significant growth since making the strategic decision to diversify its business lines. The Company's total assets have increased from $172.3 million at December 31, 1994 to $1.6 billion at September 30, 1997. The Company's revenues have increased from $129.8 million for the year ended December 31, 1994 to $200.1 million and $291.5 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. For the same periods, the Company reported income from continuing operations of $20.9 million, $31.3 million and $36.4 million, respectively.

     The Company's revenues principally consist of interest and other investment income (including interest on loans held for sale and from retained interests in securitizations), fees from asset management activities and from the origination, underwriting and servicing of loans and revenues derived from the gain on sale of loans and investments. The Company's combined commercial mortgage banking, residential mortgage banking and commercial finance activities resulted in loan fundings and acquisitions of $5.3 billion and $6.7 billion for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. The Company funds these operations with its credit lines (including warehouse lines of credit) and with the proceeds received from securitizations. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company securitized and sold $1.8 billion and $2.4 billion of loans, respectively. At September 30, 1997, the Company's loan servicing portfolio was $21.0 billion as compared to $13.5 billion at December 31, 1995. The Company's investments in purchased loan and other asset portfolios has increased from $69.2 million at December 31, 1994 to $329.6 million at September 30, 1997, while total assets being managed and resolved for third parties have decreased reflecting a changing market for asset portfolio management and the Company's strategic shift towards direct investments in asset portfolios.

BUSINESS STRATEGY

     The Company's business strategy focuses on continuing its diversification efforts while building on its core strengths in order to support continued growth in earnings and assets. The following principles are significant to the execution of the Company's business strategy in the future:

     - Maintain a leadership position in, and enhance profitability of, its business units.

     - Continue to diversify its sources of earnings through the balanced development of its existing business lines and the development of additional business lines that leverage existing capabilities and complement the Company's core franchises.

     - Allocate capital to, and pursue growth in, markets that are fragmented, underserved or otherwise have prospects for sustainable growth and favorable risk-adjusted returns.

     - Enhance liquidity by maintaining access to multiple funding sources and seeking lower cost of funds through improved debt ratings.

     - Focus on improvements in operating margins by managing the growth of operating expenses relative to revenue growth.

     - Maintain an emphasis on growth in cash flows and earnings per share.

BUSINESS ACTIVITIES

     The Company's primary businesses are organized along the following lines: asset management, commercial mortgage banking, residential mortgage banking and commercial finance.

  Asset Management

     The Company acquires, manages and resolves portfolios of real estate loans and other assets acquired at a discount and provides special servicing for nonperforming and underperforming loans in commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios.

     The Company is the product of the December 1993 merger of two asset management and resolution companies, BEI Holdings, Inc. and the former asset management and resolution unit of NationsBank of Texas, N.A. The 1993 merger created one of the leading asset management and resolution service companies in the United States. The Company and its predecessors have managed over $35.0 billion (Face Value) of asset portfolios since 1987. At September 30, 1997, the Face Value of the Company's total investment in wholly-owned asset portfolios aggregated approximately $575.7 million, which was composed of approximately $395.4 million (68.7%) of collateralized business loans, approximately $97.7 million (17.0%) of asset-backed securities and approximately $82.6 million (14.3%) of real estate. A majority of these assets were located in the United States, with the remainder located primarily in Canada and Western Europe. The Company has recently begun to open additional offices outside the United States and seek opportunities for asset management and investments in other international markets.

     As a special servicer, the Company receives an annual fee (typically, approximately 50 basis points of the Face Value of the delinquent or nonperforming loan being serviced), plus a 50 to 200 basis points fee based on the total cash flow from resolution of each loan as it is received. The Company has received a "strong" rating from Standard & Poor's, the highest rating currently given by that rating agency for special servicers such as the Company. The Company is also rated "superior" by Fitch as a special servicer. At September 30, 1997, the Company was the designated special servicer for securitized pools holding approximately $12.7 billion (Face Value) of loans, of which $458.5 million (Face Value) had been assigned to the Company for resolution.

  Commercial Mortgage Banking

     General. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling, securitizing and servicing commercial real estate loans, through its subsidiaries Holliday Fenoglio Fowler, AMRESCO Capital and AMRESCO Services.

     Real Estate Capital Markets. Holliday Fenoglio Fowler, a commercial mortgage banker, primarily serves commercial real estate developers and owners by arranging commercial real estate loans and acting as a broker on commercial real estate sales through its own commission-based mortgage bankers. The loans arranged by Holliday Fenoglio Fowler generally are funded by institutional lenders, principally insurance companies, and by AMRESCO Capital and other Conduit Purchasers. At December 31, 1997, Holliday Fenoglio Fowler operated out of twelve offices in major metropolitan centers throughout the United States and employed eighty commission-based mortgage bankers. Holliday Fenoglio Fowler arranged $2.8 billion of commercial real estate mortgages and earned $29.3 million in fee income for brokerage services during the nine months ended September 30, 1997. In addition, Holliday Fenoglio Fowler was the commercial mortgage banker on approximately $716.8 million of other real estate transactions, including joint venture sales and participating mortgages.

     Holliday Fenoglio Fowler has significantly expanded its East Coast business with the recent acquisition of the business and operations of Fowler, Goedecke, Ellis & O'Connor Incorporated, a commercial mortgage banker headquartered in Boston, Massachusetts. See "Recent Developments -- Acquisition of Fowler, Goedecke, Ellis & O'Connor Incorporated."

     Commercial Real Estate Lending. AMRESCO Capital originates, underwrites, warehouses and securitizes commercial real estate loans. AMRESCO Capital serves its market directly through branch offices, as well as through a network of independent mortgage brokers and commercial mortgage bankers, including Holliday Fenoglio Fowler. AMRESCO Capital is approved by Fannie Mae to participate in its Delegated Underwriting and Servicing ("DUS") program, which AMRESCO Capital believes makes it a more competitive loan originator and underwriter of multifamily mortgages. AMRESCO Capital is also an approved lender in the Freddie Mac Program Plus(R) multifamily seller/servicer program in the states of Florida, New York, North Carolina and South Carolina. During 1997, AMRESCO Capital originated commercial real estate loans primarily through AMRESCO Commercial Mortgage Funding, L.P., a limited partnership in which AMRESCO Capital and an affiliate of Goldman, Sachs & Co. have shared equally in the accumulation and securitization profits and risks. Effective December 19, 1997, the partnership between AMRESCO Capital and the Goldman, Sachs & Co. affiliate was revised, with the result that commercial real estate loans for which loan applications were received after November 13, 1997 (and certain specified loans aggregating approximately $120.3 million for which loan applications were received prior to November 13, 1997) will be for the sole account of AMRESCO Capital, including all the associated profits and risks. See "Recent Developments -- Arrangement with Goldman, Sachs & Co."

     Commercial Loan Servicing. AMRESCO Services is a servicer for securitized pools of commercial mortgages and whole loans. The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and other owners of commercial real estate loans, including lenders accumulating loans for securitization or sale that contract for servicing on an interim basis. Historically, the revenue stream from servicing contracts on commercial mortgages has been relatively predictable due in part to prepayment penalties in commercial mortgages that tend to discourage early loan payoffs. At September 30, 1997, AMRESCO Services acted as servicer with respect to approximately $15.4 billion of commercial real estate loans. AMRESCO Services is currently rated "above average" as a master servicer and "strong" as a primary servicer by Standard & Poor's Ratings Service, a division of McGraw-Hill Companies ("Standard & Poor's"), which are the highest ratings given by that rating agency to master servicers and primary servicers as of the date of this Prospectus Supplement. AMRESCO Services is also rated "acceptable" by Fitch Investors Services, L.P. ("Fitch") as a master and primary servicer.

  Residential Mortgage Banking

     Through AMRESCO Residential, the Company originates, acquires, warehouses, services and securitizes conventional, nonconforming residential mortgage loans. AMRESCO Residential's loan production has increased from $1.9 billion for the year ended December 31, 1996 (its first full year of operations) to $2.6 billion for the nine months ended September 30, 1997.

     The Company targets borrowers having credit profiles that preclude their loans from being sold in the secondary markets to government agencies. Such credit profiles may include consumer or mortgage loan delinquencies, high debt-to-income ratios, previous bankruptcy or inability to provide income documentation. Borrowers in the Company's targeted market typically have significant equity in their homes and may be charged higher interest rates for loans than more creditworthy borrowers. The Company believes that the higher interest rates and the more favorable loan-to-value characteristics of this market mitigate the greater credit risk associated with such borrowers and make this an attractive market for the Company.

     The residential mortgage loans originated and acquired by the Company consist of fixed and adjustable rate conventional mortgage loans with remaining terms to maturity of not more than 360 months. The

Company classifies loans based on the borrower's credit history, repayment ability, equity in the home and debt service-to-income ratios. Approximately 83% of fixed rate loans and 82% of adjustable rate loans originated or acquired by the Company during the nine months ended September 30, 1997 were with borrowers classified by the Company as "A-," "B" or "C" credits. Persons classified as "A-," "B" or "C" borrowers generally have a recent history of mortgage loan and/or other credit delinquencies or other negative credit items. The maximum loan-to-value ratios for the "A-" through "C" credits typically range from 75% ("C" credits) to 85% ("A-" credits). In addition, during the nine months ended September 30, 1997, the Company originated or acquired loans for borrowers classified as "A" credits (prime) (6% of fixed rate loans and 3% of adjustable rate loans) and "D" credits (most derogatory credit items) (11% of fixed rate loans and 15% of adjustable rate loans).

     The Company obtains residential mortgage loans through portfolio acquisitions, correspondent lending, wholesale broker operations and various retail channels, including telemarketing, direct mail and retail branches. The Company has adopted a diversification strategy to reduce its reliance on portfolio acquisitions through the development of multiple product channels. The acquisition of the assets and business of Quality Mortgage USA in October 1996 has provided the Company with a nationwide network of 53 branch offices that originate loans through over 2,000 mortgage brokers. In addition, the Company recently added to its retail origination capability with the acquisition of the assets and business of City Federal Funding & Mortgage Corp., a residential mortgage banking company with six East Coast-based retail origination branches. See "Recent Developments -- Acquisition of City Federal Funding & Mortgage Corp." Portfolio acquisitions and the wholesale, correspondent and retail channels of distribution contributed $1.8 billion (69.7%), $639.5 million (24.7%), $108.5 million (4.2%) and $36.4 million (1.4%), respectively, of total loan production for the nine months ended September 30, 1997.

     Since the acquisition of the assets and business of Quality Mortgage USA in October 1996, the Company has performed delinquency management and related servicing functions for the asset portfolios acquired from Quality Mortgage USA and for loans originated by the Company after October 1, 1997 or acquired by it on a servicing released basis. In addition, the Company is in the process of developing the appropriate infrastructure and systems to support a broader array of customer intensive servicing functions, including general customer relations, which the Company believes will provide the opportunity to manage and improve the performance of its residential mortgage loan portfolios by mitigating credit losses and prepayment risk through direct involvement with borrowers. The Company will continue to utilize recognized third party providers for standardized, systems intensive servicing functions, such as payment processing and tax, insurance and investor reporting.

  Commercial Finance

     In 1996, the Company organized the Commercial Finance Group to provide financing to commercial borrowers in various targeted lending markets. The Commercial Finance Group focuses on (i) loans to franchisees of nationally recognized restaurant, hospitality and service organizations, (ii) special situation mid-to-high yield lending, with an emphasis on the real estate and communications industries, and (iii) single family residential construction lending. Loans originated by the franchise lending operation are sold to third parties, principally through securitization, while the real estate, communications and single family residential construction loans are generally retained for the Company's own portfolio. Other ancillary products, services and investments provided by the Commercial Finance Group include equipment leasing, small business lending and loan servicing.

     During the nine months ended September 30, 1997, the Commercial Finance Group originated an aggregate of $319.1 million of loans, consisting of $144.1 million of franchise loans, $103.1 million of special situation loans and $71.9 million of residential construction loans. At September 30, 1997, the Company had a portfolio of special situation loans of approximately $120.2 million and a portfolio of single family residential construction loans of approximately $50.0 million.

                               THE NOTES OFFERING

Securities offered.........  $40,000,000 aggregate principal amount of 9 7/8%
                             Series 1998-A Senior Subordinated Notes due 2005.

Maturity...................  March 15, 2005.

Interest Payment Dates.....  March 15 and September 15 of each year, commencing
                             September 15, 1998.

Optional redemption........  The Notes are redeemable at the option of the
                             Company, in whole or in part, at any time on or after March 15, 2002, initially at 104.938% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after March 15, 2004.

Change of Control..........  If a Change of Control occurs, each holder of the
                             Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued interest, to the date of repurchase. See "Description of the Notes -- Repurchase of Notes at Holders' Option."

Ranking....................  The Notes will be unsecured, senior subordinated obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt of the Company and its subsidiaries. The Notes will also be structurally subordinated to all other indebtedness, preferred stock (if any) and other liabilities of the Company's subsidiaries. At December 31, 1997, on a pro forma basis after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds thereof, the Company and its subsidiaries would have had approximately $1,737.5 million of Senior Debt outstanding. See "Risk Factors -- Subordination of the Notes" and "Description of the Notes -- Covenants -- Restrictions on Additional Funded Debt" in this Prospectus Supplement and "Description of Securities -- Debt Securities -- Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

Certain Covenants..........  The Note Indenture contains certain covenants that, among other things, will limit the ability of the Company and its subsidiaries to incur certain types of indebtedness, pay dividends on or repurchase shares of capital stock, engage in transactions with affiliates, enter into arrangements that would impose certain restrictions on the ability of the Company's subsidiaries to pay dividends and make distributions or create certain liens with respect to indebtedness that ranks junior to or pari passu with the Notes. See "Risk Factors -- Limited Covenants" and "Description of the Notes -- Covenants" in this Prospectus Supplement and "Description of Securities -- Debt Securities -- Covenants" in the accompanying Prospectus.

Use of Proceeds............  The net proceeds from the sale of the Notes offered hereby will be used for general corporate purposes, which may include funding investments in asset portfolios, mortgage-backed securities and other financial instruments, acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies, including the real estate investment trust proposed to be sponsored by the Company. See "Use of Proceeds" and "Recent Developments -- Sponsorship of Real Estate Investment Trust."

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Notes, see "Risk Factors" beginning on page 13 of this Prospectus Supplement and page 4 of the accompanying Prospectus.

                  SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

     The summary data presented below under the captions "Summary Income Statement" and "Summary Balance Sheet Data" for and as of the end of each of the fiscal years in the three-year period ended December 31, 1996 are derived from the consolidated financial statements of the Company audited by Deloitte & Touche LLP, which are incorporated by reference herein. In the opinion of management of the Company, the data presented for the nine months ended September 30, 1997 and 1996, which are derived from the Company's unaudited consolidated financial statements, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the nine months ended September 30, 1997 are not necessarily indicative of results for the entire fiscal year.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------
                                                1997       1996       1996       1995       1994
                                              --------   --------   --------   --------   --------
                                                  (UNAUDITED)
SUMMARY INCOME STATEMENT(1) (IN THOUSANDS,
  EXCEPT PER SHARE DATA):
Interest and other investment income........  $140,311   $ 65,728   $103,639   $ 40,105   $ 14,215
Gain on sale of loans and investments,
  net(2)....................................    67,701      8,966     18,394      1,382        839
Mortgage banking and servicing fees.........    48,384     25,032     40,697     24,382      6,176
Asset management and resolution fees........    18,632     27,214     34,300     41,295     93,764
Income from equity affiliate(3).............    14,193         --         --         --         --
Other revenues..............................     2,286      2,255      3,037      3,322     14,797
                                              --------   --------   --------   --------   --------
          Total revenues....................   291,507    129,195    200,067    110,486    129,791
Operating expenses, excluding interest
  expense...................................   160,444     74,050    112,838     73,307     92,337
Interest expense............................    71,219     21,478     36,763      6,921      1,768
                                              --------   --------   --------   --------   --------
Income from continuing operations before
  income taxes..............................    59,844     33,667     50,466     30,258     35,686
Income tax expense..........................    23,461     12,968     19,134     11,593     14,753
                                              --------   --------   --------   --------   --------
Income from continuing operations...........    36,383     20,699     31,332     18,665     20,933
Gain (loss) from discontinued
  operations(4).............................        --         --         --      2,425     (2,185)
                                              --------   --------   --------   --------   --------
Net income..................................  $ 36,383   $ 20,699   $ 31,332   $ 21,090   $ 18,748
                                              ========   ========   ========   ========   ========
Earnings per share from continuing
  operations:
  Primary...................................  $   1.00   $   0.75   $   1.12   $   0.76   $   0.88
  Fully-diluted.............................      1.00       0.71       1.05       0.75       0.88
Earnings per share:
  Primary...................................  $   1.00   $   0.75   $   1.12   $   0.86   $   0.79
  Fully-diluted.............................      1.00       0.71       1.05       0.85       0.79
Weighted average number of common shares
  outstanding and common share
  equivalents...............................    36,301     27,648     28,099     24,654     23,679
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(5).......       1.8x       2.6x       2.4x       5.4x      21.2x
EBITDA(6)...................................   141,839     61,044     96,105     41,513     40,482
Interest coverage ratio(7)..................       2.0x       2.8x       2.6x       6.0x      22.9x

                            (footnotes appear below)

                                            AS OF SEPTEMBER 30,           AS OF DECEMBER 31,
                                           ---------------------   --------------------------------
                                              1997        1996        1996        1995       1994
                                           ----------   --------   ----------   --------   --------
                                                (UNAUDITED)
SUMMARY BALANCE SHEET DATA(1) (DOLLARS IN
  THOUSANDS):
Cash and cash equivalents................  $   31,346   $ 14,157   $   29,046   $ 16,139   $ 20,446
Loans held for sale, net.................     586,816    402,738      374,536    160,843         --
Investments in purchased loan and other
 asset portfolios:
  Loans..................................     201,160    175,784      199,475    136,373     32,631
  Real estate............................      97,038     16,961       23,862      5,686     14,054
  Partnerships and joint ventures........      31,355     31,102       27,723     34,694     22,491
Asset-backed and other securities........      87,737     89,891       55,678     34,038      3,481
Total assets.............................   1,647,501    867,698    1,075,941    521,713    172,340
Notes payable............................     244,368     99,864      213,269     89,442     15,500
Warehouse loans payable..................     562,284    381,560      354,562    153,158         --
Nonrecourse debt.........................      79,124     17,057       46,823     38,354        959
Senior notes.............................      57,500     57,500       57,500         --         --
Senior subordinated notes................     250,000     57,500       57,500         --         --
Convertible subordinated debt............          --     45,000           --     45,000         --
Total indebtedness.......................   1,193,276    658,481      729,654    325,954     16,459
Stockholders' equity.....................     379,689    185,093      301,515    160,794    113,586

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            1997       1996       1996       1995       1994
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
OPERATIONS BY BUSINESS LINE(1) (DOLLARS
  IN THOUSANDS):
Revenues:
  Asset management......................  $ 72,367   $ 67,154   $ 88,755   $ 81,596   $110,637
  Commercial mortgage banking...........    69,772     33,974     54,625     26,573      6,460
  Residential mortgage banking..........   122,050     28,339     56,864      2,307         --
  Commercial finance....................    27,856      1,632      2,947         --         --
  Corporate and other...................      (538)    (1,904)    (3,124)        10     12,694
                                          --------   --------   --------   --------   --------
          Total revenues................   291,507    129,195    200,067    110,486    129,791
                                          --------   --------   --------   --------   --------
Operating expenses:
  Asset management......................    44,161     35,296     45,756     38,135     52,741
  Commercial mortgage banking...........    45,865     26,566     40,131     20,550      6,237
  Residential mortgage banking..........    85,378     11,488     29,052      1,694         --
  Commercial finance....................    17,785      1,099      2,252         --         --
  Corporate and other...................    38,474     21,079     32,410     19,849     35,127
                                          --------   --------   --------   --------   --------
          Total operating expenses .....   231,663     95,528    149,601     80,228     94,105
                                          --------   --------   --------   --------   --------
Operating profit (loss):
  Asset management......................    28,206     31,858     42,999     43,461     57,896
  Commercial mortgage banking...........    23,907      7,408     14,494      6,023        223
  Residential mortgage banking..........    36,672     16,851     27,812        613         --
  Commercial finance....................    10,071        533        695         --         --
  Corporate and other...................   (39,012)   (22,983)   (35,534)   (19,839)   (22,433)
                                          --------   --------   --------   --------   --------
          Total operating profit........  $ 59,844   $ 33,667   $ 50,466   $ 30,258   $ 35,686
                                          ========   ========   ========   ========   ========

(footnotes appear below)

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                               -------------------------   --------------------------------------
                                  1997          1996          1996          1995          1994
                               -----------   -----------   -----------   -----------   ----------
                                      (UNAUDITED)

LOAN ORIGINATION DATA(1)
  (DOLLARS IN THOUSANDS):
  Commercial mortgage loans
   originated/acquired(8):
     Amount..................  $ 3,776,929   $ 1,993,000   $ 3,171,848   $ 2,385,000   $  558,000
     Number of loans.........          553           327           526           429          100
     Securitization volume...  $   480,085            --            --            --           --
  Residential mortgage loans
   originated/acquired:
     Amount..................  $ 2,586,500   $ 1,315,000   $ 1,944,000            --           --
     Number of loans.........       27,491        13,581        21,124            --           --
     Securitization volume...  $ 2,295,000   $ 1,110,542   $ 1,810,542            --           --
  Commercial finance loans
   originated/acquired:
     Amount..................  $   319,058   $    22,150   $    36,415   $     1,720           --
     Number of loans.........          243             6            12             2           --
     Securitization volume...  $   132,500            --            --            --           --
SERVICING DATA(1)(9):
  Commercial mortgage
     loans...................  $20,288,479   $13,927,358   $16,625,307   $13,541,025   $5,572,900
  Residential mortgage
   loans(10).................           --            --            --            --           --
  Commercial finance loans...  $   718,561   $    62,175   $    87,305   $     5,720           --

---------------

 (1) Summary Income Statement, Balance Sheet, Operations by Business Line and Loan Origination and Servicing Data for the fiscal years ended December 31, 1996, 1995 and 1994 and the nine months ended September 30, 1997 and 1996 reflect data for Holliday Fenoglio Fowler beginning August 1, 1994, EQS beginning October 27, 1995, Quality Mortgage USA beginning October 25, 1996, and ACLC beginning March 31, 1997, the effective date of their acquisitions by the Company. Does not include information for Fowler, Goedecke, Ellis & O'Connor Incorporated or City Federal Funding & Mortgage Corp. which were acquired in January of 1998. See "Recent Developments."

 (2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Practices" for a discussion of accounting for the sales of loans in the Company's securitizations.

 (3) Reflects AMRESCO Capital's 50% interest in earnings of a partnership which accumulates and securitizes commercial real estate loans. The arrangement pursuant to which such activity was effected was revised effective December 19, 1997. See "Recent Developments -- Arrangement with Goldman, Sachs & Co."

 (4) Reflects discontinuance of data processing operations for the banking and asset management industry.

 (5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of operating income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.

 (6) EBITDA is calculated as operating income (excluding gain (loss) from discontinued operations) before interest expense, income taxes, depreciation and amortization. The Company has included information concerning EBITDA because EBITDA is one measure of an issuer's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

 (7) Interest coverage ratio means the ratio of EBITDA to cash interest expense.

 (8) Reflects loans arranged by Holliday Fenoglio Fowler but funded by third parties, as well as loans originated, acquired and funded by AMRESCO Capital.

 (9) Represents data as of the end of each respective period.

(10) The Servicing Data for residential mortgage loans does not reflect residential mortgage loans originated or acquired by AMRESCO Residential which are included in securitized portfolios and serviced by third party servicers.

RECENT DEVELOPMENTS

     Preliminary Results of Operations for the Year Ended December 31, 1997. The following table presents certain unaudited preliminary results of operations data for the year ended December 31, 1997 and for the three months ended December 31, 1997 and 1996. The Company's consolidated financial statements for the year ended December 31, 1997 have not yet been audited and are not currently available. The results of operations data set forth below with respect to the year ended December 31, 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto contained in the 1996 Form 10-K, which is incorporated by reference into the accompanying Prospectus.

                                         THREE MONTHS ENDED           YEAR ENDED
                                            DECEMBER 31,             DECEMBER 31,
                                        --------------------    -----------------------
                                          1997        1996         1997          1996
                                        --------    --------    -----------    --------
                                            (UNAUDITED)         (UNAUDITED)
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Interest and other investment
     income..........................   $ 63,336    $ 37,911     $203,647      $103,639
  Gain on sale of loans and
     investments.....................     35,684       9,428      103,385        18,394
  Mortgage banking and servicing
     fees............................     26,866      15,665       75,250        40,697
  Asset management and resolution
     fees............................      6,316       7,086       24,948        34,300
  Income (loss) from equity
     affiliate.......................       (263)         --       13,930            --
  Other revenues.....................        309         782        2,595         3,037
                                        --------    --------     --------      --------
          Total revenues.............    132,248      70,872      423,755       200,067
Operating expenses, excluding
  interest
  expense............................     69,151      38,788      229,595       112,838
Interest expense.....................     30,844      15,285      102,063        36,763
                                        --------    --------     --------      --------
Income before income taxes...........     32,253      16,799       92,097        50,466
Income tax expense...................     12,412       6,166       35,873        19,134
                                        --------    --------     --------      --------
Net income...........................   $ 19,841    $ 10,633     $ 56,224      $ 31,332
                                        ========    ========     ========      ========
Earnings per share(1):
  Basic..............................   $   0.55    $   0.37     $   1.58      $   1.15
  Diluted............................       0.53        0.34         1.53          1.06
Weighted average number of common
  shares outstanding.................     36,403      28,425       35,610        27,232

---------------

(1) Earnings per share data for 1996 has been restated for the adoption of SFAS No. 128, "Earnings per Share."

     The Company earned net income of $19.8 million during the quarter ended December 31, 1997, an 87% increase from the same period in 1996. Diluted earnings were $0.53 per share during the quarter ended December 31, 1997, compared to the prior year's fourth quarter of $0.34 per share, a 56% increase. Revenues in the fourth quarter of 1997 were $132.2 million as compared to $70.9 million for the same period in 1996, an 87% increase. Total assets were $2.6 billion at December 31, 1997, up from $1.1 billion at prior year-end.

     The fourth quarter earnings brought net income for the year ended December 31, 1997 to $56.2 million, or 79% higher than the prior year. Diluted earnings per share rose to $1.53 for the year ended December 31, 1997 from $1.06 for the prior year, a 44% increase. Total revenues for 1997 were $423.8 million compared to the prior year's $200.1 million, a 112% increase. For the year ended December 31, 1997, operating profit contributions from the four business lines were as follows: asset management 32%; commercial mortgage banking 21%; residential mortgage banking 33%; and commercial finance 14%.

     AMRESCO's asset management unit invested $140.8 million in asset portfolios and asset-backed securities during the quarter ended December 31, 1997 bringing total investments for the year to $355.2 mil-lion compared to $198.4 million in 1996. During the fourth quarter of 1997, the Company announced its intention to form and sponsor a real estate investment trust (the "REIT"). The REIT is expected to be managed by a subsidiary of AMRESCO. This subsidiary's activities will be conducted through AMRESCO's asset management line of business and are expected to commence in the second quarter of 1998. See "-- Sponsorship of Real Estate Investment Trust," below.

     Transaction volume for the Company's commercial mortgage banking units totaled $3.3 billion in the fourth quarter of 1997 bringing volume for the year to $7.8 billion, a 108% increase over the prior year. During the fourth quarter of 1997, AMRESCO revised its commercial mortgage conduit relationship with an affiliate of Goldman, Sachs & Co. Under the revised arrangement, AMRESCO will retain the profits and risks associated with all commercial real estate loans originated after November 13, 1997, as well as the profits and risks associated with $120.3 million of loans originated before November 13, 1997. Goldman, Sachs & Co. will provide certain financial advisory and distribution services under the revised arrangement.

     AMRESCO Residential's origination and acquisition volume for the quarter ended December 31, 1997 totaled $1.1 billion, bringing full year volume to $3.6 billion, an 87% increase from 1996. AMRESCO Residential completed a $526.0 million private loan sale of residential mortgages in December of 1997, bringing full year securitization/sale volume to $2.8 billion, or a 56% increase over the prior year. There was no net write down associated with the Company's retained interests in residential securitizations during the fourth quarter of 1997.

     The Commercial Finance Group's loan originations during the quarter ended December 31, 1997 totaled $210.7 million, bringing full year originations to $525.2 million compared to $36.4 million in 1996. The Commercial Finance Group completed a securitization in December of 1997 of approximately $166.0 million of franchise loans bringing full year securitization volume to $298.4 million. As of December 31, 1997, there were no delinquencies in the Company's commercial finance portfolio carried on balance sheet nor were there any charge-offs from this portfolio during the year. As of December 31, 1997, reserves for this portfolio were 2.6%. Also, there were no losses in the securitized commercial finance portfolio during 1997.

     Financing Transactions. The Company has significant ongoing financing needs and has taken a number of steps to secure the funding necessary for the continued development and growth of its core business lines. Effective as of September 30, 1997, the Company amended the Revolving Loan Agreement to, among other things, increase the borrowing limits provided for therein from $350.0 million to $550.0 million, of which up to $490.0 million was available pursuant to lending commitments at January 31, 1998. The Company is seeking to obtain lender commitments for the remaining $60.0 million of the total facility amount, although no assurance can be given that such commitments will be obtained. Assuming commitments were received for the full $550.0 million, the Revolving Loan Agreement would permit up to $490.0 million of indebtedness to be incurred pursuant to a revolving credit facility and $100.0 million to be incurred pursuant to a term facility, subject to a combined borrowing limit of $550.0 million. At December 31, 1997, the outstanding balance of the Revolving Loan Agreement was approximately $388.3 million, resulting in a borrowing capacity at that time of approximately $66.7 million. In addition, the Company issued 5,175,000 shares of its Common Stock in the Common Stock Offering, $290.0 million principal amount of Notes in the Initial Issuance and is offering $40.0 million principal amount of Notes hereby. The aggregate net proceeds from the Common Stock Offering and from the Initial Issuance were used to reduce outstanding borrowings under the Revolving Loan Agreement, the Builders Warehouse Facility and certain other credit lines. After application of the net proceeds of the Common Stock Offering and the Initial Issuance, approximately $378.3 million was available for reborrowing under the Revolving Loan Agreement and $55.0 million was available under the Builders Warehouse Facility, in each case at February 19, 1998. The aggregate net proceeds from the sale of the Notes offered hereby are expected to be used for general corporate purposes. Following the consummation of the Common Stock Offering and the Notes Offering, the Company's management anticipates that the Company's borrowing capacity under the Revolving Loan Agreement, the Builders Warehouse Facility, other credit lines and funds from operations will be sufficient to fund the Company's operations through mid-1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Funding."

     Arrangement with Goldman, Sachs & Co. During 1997, AMRESCO Capital originated commercial real estate loans primarily through AMRESCO Commercial Mortgage Funding, L.P., a limited partnership in which AMRESCO Capital and an affiliate of Goldman, Sachs & Co. shared equally in the accumulation and securitization profits and risks. Effective December 19, 1997, the partnership between AMRESCO Capital and the Goldman, Sachs & Co. affiliate was revised. Any accumulation and securitization profit or loss from commercial real estate loans for which loan applications were received on or before November 13, 1997 (except for specified loans aggregating approximately $120.3 million) will be shared equally by AMRESCO Capital and the Goldman, Sachs & Co. affiliate. All of the profits and risks associated with commercial real estate loans for which loan applications were received after November 13, 1997, as well as the profits and risks relating to specified loans aggregating approximately $120.3 million for which there were loan applications outstanding prior to November 13, 1997, will be for the sole account of AMRESCO Capital. AMRESCO Capital will continue to receive warehouse financing and financial advisory services from Goldman, Sachs & Co. or its affiliates pursuant to a separate agreement.

     Acquisition of Fowler, Goedecke, Ellis & O'Connor Incorporated. Effective as of January 1, 1998, the Company acquired the commercial mortgage banking business of Fowler, Goedecke, Ellis & O'Connor Incorporated for $16.0 million in cash and stock, plus up to an additional $8.0 million in cash and stock over three years in the event certain performance goals are met or exceeded during the fiscal years 1998, 1999 and 2000. Fowler, Goedecke, Ellis & O'Connor Incorporated has offices in Massachusetts, Connecticut, New York and New Jersey and employed 17 mortgage bankers at December 31, 1997.

     Acquisition of City Federal Funding & Mortgage Corp. On January 28, 1998, the Company consummated the acquisition of the business and operations of City Federal Funding & Mortgage Corp. ("City Federal") and its affiliate, Finance America Corporation, for $10.0 million in cash and stock, plus up to an additional $8.5 million in cash and stock over three years in the event certain performance goals are met or exceeded during fiscal years 1998, 1999 and 2000. City Federal is a residential mortgage banker focusing on originations through its six East Coast-based retail branch offices.

     Sponsorship of Real Estate Investment Trust. On December 5, 1997, the Company announced its intention to sponsor and manage the REIT. It is anticipated that the REIT will fund its operations with the proceeds of its public offering (estimated to be approximately $300.0 million) and with credit lines (including a warehouse credit facility and a bank line of credit). The Company's management anticipates that the REIT will invest in a diversified portfolio of commercial mortgage loans, commercial real estate, mortgage-backed securities and other real estate related assets. The REIT will be managed by a subsidiary of the Company and such subsidiary will be compensated on a fee basis for its management services. It is anticipated that the Company will purchase a ten percent (10%) ownership position in the REIT and will receive an option to purchase at a price no lower than the public offering price additional shares of the common stock of the REIT equal to ten percent (10%) of the outstanding shares of common stock of the REIT at the date of the public offering. The Company's management anticipates that the REIT will commence business in the second quarter of 1998.

                                  RISK FACTORS

     An investment in the Notes offered hereby involves a high degree of risk. The following risk factors, together with the risk factors set forth under "Risk Factors" in the accompanying Prospectus, should be considered when evaluating an investment in the Notes.

SUBORDINATION OF THE NOTES

     Payment of the principal of and premium and interest on the Notes will be subordinated in right of payment in full to all existing and future Senior Debt of the Company and its subsidiaries. The Notes will also be structurally subordinated to other indebtedness, preferred stock (if any) and other liabilities of the Company's subsidiaries. At December 31, 1997, after giving effect to the Notes Offering and the Common Stock Offering and the application of the proceeds therefrom, there would have been outstanding approximately $1,737.5 million of Senior Debt of the Company and its subsidiaries (including $1,338.4 million of which indebtedness was nonrecourse to the Company and its subsidiaries, other than the respective subsidiaries which incurred such debt). Under the most restrictive leverage covenant applicable to the Company and its subsidiaries from previously contracted indebtedness (which occurs under the Revolving Loan Agreement), and after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, at December 31, 1997, the Company and its subsidiaries could have incurred up to approximately $222.6 million of additional Senior Debt. The Company intends to incur additional indebtedness in the future as it executes its business strategy. In the event of the liquidation, dissolution, reorganization or any similar proceeding regarding the Company, the assets of the Company will be available to pay obligations on the Notes only after Senior Debt of the Company and its subsidiaries has been paid in full. Accordingly, there may not be sufficient assets remaining to pay amounts due on all or any of the Notes. See "Description of Securities -- Debt Securities -- Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

     The Company is principally a holding company whose primary assets consist of shares of common stock issued to the Company by its subsidiaries. Accordingly, the Company will be dependent upon the cash flow of, and receipt of dividends or advances from, its subsidiaries in order to meet its debt obligations, including the Company's obligations under the Notes. The Notes will not be guaranteed by the Company's subsidiaries, and, consequently, the Company's subsidiaries are not obligated or required to pay any amounts pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company. Accordingly, any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of creditors and preferred stockholders (if any) of such subsidiaries as proceeds from any such liquidation or reorganization will first be applied to satisfy obligations of such subsidiaries owing to creditors and preferred stockholders (if any) before such proceeds may be available for distribution to the Company.

PLEDGE OF COMPANY ASSETS TO SECURE OTHER INDEBTEDNESS

     In addition to being subordinated to all existing and future Senior Debt of the Company and its subsidiaries, the Notes will not be secured by any of the Company's assets. The Revolving Loan Agreement is secured by substantially all of the assets of the Company not pledged under other credit facilities, including stock of a majority of the Company's subsidiaries. If the Company becomes insolvent or is liquidated, or if payment under the Revolving Loan Agreement is accelerated, the lenders under the Revolving Loan Agreement would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the Revolving Loan Agreement. Accordingly, such lenders will have a prior claim with respect to such assets and subsidiary capital stock.

FINANCIAL LEVERAGE

     As of December 31, 1997, after giving effect to the Notes Offering and the Common Stock Offering and the application of the proceeds therefrom, the Company and its subsidiaries would have had outstanding approximately $2,027.8 million aggregate amount of Funded Debt (of which approximately $1,338.4 million was nonrecourse to the Company and its subsidiaries, other than the respective subsidiaries which incurred such debt), representing approximately 78% of total consolidated capitalization. The Company's other debt, composed primarily of warehouse credit lines, periodically increases and decreases as loans are funded or acquired by the Company through the warehouse facilities and sold to securitization trusts or other buyers. Accordingly, the Company's total indebtedness may change significantly from one period to the next. See "Use of Proceeds" and "Capitalization."

     The degree to which the Company is leveraged could have important consequences to purchasers of the Notes, including: (i) limiting the Company's ability to obtain necessary additional financing to fund future working capital requirements, asset portfolio investments, investments in mortgage-backed securities and other financial instruments, capital expenditures, acquisitions or other general corporate requirements; (ii) requiring a significant portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and future business opportunities; (iii) requiring all of the indebtedness incurred under the Revolving Loan Agreement to be repaid prior to the time any principal payments are required on the Notes, thereby potentially impairing the Company's ability to make payments on the Notes; and (iv) increasing the Company's vulnerability to adverse economic and industry conditions. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the Note Indenture, the Senior Note Indenture, the Senior Subordinated Note Indenture and the Credit Agreements. The ability of the Company to make scheduled payments under its present and future indebtedness, or to refinance such indebtedness, will depend on, among other things, the future operating performance of the Company, changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Credit Agreements contain numerous financial and operating covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Credit Agreements also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Agreements could result in an event of default thereunder, which could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions. See "Description of Other Indebtedness."

     The Notes will not have the benefit of sinking fund payments by the Company. Therefore, the Company anticipates that it will be necessary to refinance all or a portion of the principal amount of the Notes at maturity. However, there can be no assurance that the Company will be able to refinance the Notes at that time.

LIMITED COVENANTS

     The holders of the Notes do not have the benefit of extensive covenants. The covenants in the Note Indenture are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. These covenants impose only limited restrictions on the ability of the Company to, among other things, create or incur Funded Debt, pay dividends or make certain other restricted payments. The
Note Indenture does not contain covenants specifically designed to protect holders of the Notes in the event of a highly leveraged transaction involving the Company. See "Description of the Notes -- Covenants" in this Prospectus Supplement and "Description of Securities -- Debt Securities -- Covenants" in the accompanying Prospectus.

REPURCHASE OF THE NOTES

     Upon a Change of Control, the Company will be required to offer to purchase all the outstanding Notes. In addition, such offer to repurchase would also require the Company to offer to repurchase the Senior Notes and the Senior Subordinated Notes pursuant to their respective indentures. Any Senior Notes tendered for repurchase would be repaid prior to any repayment of the Notes. The source of funds for any such purchase will be the Company's available cash or cash generated from operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. However, there can be no assurance that sufficient funds will be available at the time of any such event to make any required repurchase of Notes tendered or that, if applicable, restrictions in the Revolving Loan Agreement will allow the Company to make such required repurchases. The effect of such requirements may also make it more difficult or delay attempts by others to obtain control of the Company. See "Description of the Notes -- Conditional Repayment Options."

LIMITED MARKET FOR THE NOTES

     No public market exists for the Notes and there can be no assurance that a public trading market for the Notes will develop or, if it does, as to the liquidity of such market. If a trading market for the Notes does develop, the Notes may trade at a discount from their initial offering price, depending on prevailing interest rates, the Company's operating results, the market for similar securities and other factors.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale by the Company of the Notes offered hereby (after deducting underwriting discounts and estimated expenses payable by the Company) are estimated to be approximately $39.0 million.

     The Company intends to use the net cash proceeds it receives from the sale of the Notes for general corporate purposes, including funding investments in asset portfolios, mortgage-backed securities and other financial instruments, acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies, including the planned investment of $30.0 million in the REIT.

     The Company currently has no understandings or agreements in respect of any material acquisition. See "Prospectus Supplement Summary -- Recent Developments."

                                 CAPITALIZATION
     This following table sets forth (i) the unaudited actual consolidated capitalization of the Company as of September 30, 1997 and (ii) the unaudited pro forma consolidated capitalization of the Company as of September 30, 1997
(A) adjusted to give effect to the Common Stock Offering and the Initial Issuance and the use of proceeds therefrom and (B) further adjusted to give effect to the sale of the Notes offered hereby and the use of proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," the Company's Consolidated Financial Statements and the notes thereto contained in the 1996 Form 10-K, incorporated by reference in the accompanying Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Funding" included elsewhere in this Prospectus Supplement.

                                                            AS OF SEPTEMBER 30, 1997
                                    ------------------------------------------------------------------------
                                                        AS ADJUSTED FOR
                                                     COMMON STOCK OFFERING             AS ADJUSTED FOR
                                      ACTUAL      AND THE INITIAL ISSUANCE(1)    THE NOTES OFFERED HEREBY(2)
                                    ----------    ---------------------------    ---------------------------
                                                             (DOLLARS IN THOUSANDS)
Debt(3)
  Notes Payable...................  $  244,368            $  118,568                     $  118,568
  Warehouse loans payable.........     562,284               269,350                        269,350
  Nonrecourse debt................      79,124                68,398                         68,398
  Senior notes....................      57,500                57,500                         57,500
  Senior subordinated notes.......     250,000               540,000                        580,200
                                    ----------            ----------                     ----------
          Total debt..............   1,193,276             1,053,816                      1,094,016
                                    ----------            ----------                     ----------
Stockholders' equity:
  Common Stock, par value $0.05
     per share; 150,000,000
     authorized shares and
     36,504,450 issued
     shares(4)....................       1,825                 2,084                          2,084
  Capital in excess of par........     257,251               404,790                        404,790
  Reductions for employee stock...      (3,113)               (3,113)                        (3,113)
  Treasury stock, 24,399 shares...        (160)                 (160)                          (160)
  Net unrealized gains (losses)...         481                   481                            481
  Retained earnings...............     123,405               123,405                        123,405
                                    ----------            ----------                     ----------
          Total stockholders'
            equity................     379,689               527,487                        527,487
                                    ----------            ----------                     ----------
          Total capitalization....  $1,572,965            $1,581,303                     $1,621,503
                                    ==========            ==========                     ==========

------------

(1) As adjusted to reflect the sale by the Company of 5,175,000 shares of Common Stock in the Common Stock Offering at a public offering price of $30.00 per share and the receipt and application of the net proceeds of approximately $281.7 million from the issuance of $290.0 million principal amount of the Notes in the Initial Issuance.

(2) As adjusted to reflect the receipt of approximately $39.0 million from the issuance of $40.0 million principal amount of the Notes at 100.5%.

(3) As of January 26, 1998, the Company had a total of $1.3 billion of outstanding indebtedness under warehouse credit facilities and had a total of $431.8 million of outstanding indebtedness under the Revolving Loan Agreement. Effective as of September 30, 1997, the Company amended the Revolving Loan Agreement to increase the borrowing limits set forth therein. See "Recent Developments -- Financing Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Funding" and Note 7 of Notes to the Company's Consolidated Financial Statements contained in the 1996 Form 10-K incorporated by reference in the accompanying Prospectus.

(4) Does not include an aggregate of approximately 3.9 million shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. Since September 30, 1997 through January 26, 1998, options for an aggregate of 48,760 shares have been exercised and 2,500 shares of restricted stock issued under the Company's Stock Option and Award Plan have vested.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto contained in the 1996 Form 10-K. Certain information contained herein are forward-looking statements. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors" in this Prospectus Supplement and in the accompanying Prospectus for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus Supplement.

OVERVIEW

     The Company is a leading diversified financial services company specializing in real estate lending, commercial finance, loan acquisition and resolution and loan servicing. The Company has four principal lines of business: asset management, commercial mortgage banking, residential mortgage banking and commercial finance. The asset management business involves acquiring asset portfolios at a substantial discount to Face Value and managing and resolving such asset portfolios to maximize cash recoveries. In addition, in its asset management business, the Company provides special servicing for nonperforming and underperforming loans in commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios. The commercial mortgage banking business involves the full range of real estate capital markets functions, including the origination, underwriting, placement, securitization and servicing of commercial real estate mortgages and commercial real estate brokerage. The residential mortgage banking business involves originating, acquiring, warehousing, securitizing and servicing nonconforming (sub-prime) loans. In its commercial finance business, the Company focuses on (i) loans to franchisees of nationally recognized restaurant, hospitality and service organizations, (ii) special situation mid-to-high yield lending and (iii) single family residential construction lending. The Company's businesses may be affected by many factors, including fluctuations in real estate and other asset values, the availability and price of assets and residential mortgages to be purchased, the level of and fluctuations in interest rates, the level of and fluctuations in prepayment, default and loss rates with respect to loans owned or serviced by the Company, changes in the securitization market and competition. In addition, the Company's operations require continued access to short and long term sources of financing.

     Throughout 1996 and continuing into 1997, the Company extended and developed its business lines by increasing its investment in asset portfolios and by expanding its operations through both acquisitions and internal growth of new business lines. These significant changes in the composition of the Company's business are reflected in the Company's results of operations and may limit the comparability of the Company's results from period to period.

RESULTS OF OPERATIONS

     The following discussion and analysis presents the results of operations of the Company for the nine and three months ended September 30, 1997 and 1996 by primary business lines. The results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition. This discussion should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the Prospectus (unaudited, in thousands, other than per share data).

                                               NINE MONTHS ENDED    THREE MONTHS ENDED
                                                 SEPTEMBER 30,        SEPTEMBER 30,
                                              -------------------   ------------------
                                                1997       1996       1997      1996
                                              --------   --------   --------   -------
Revenues:
  Asset management..........................  $ 72,367   $ 67,154   $ 24,199   $21,231
  Commercial mortgage banking...............    69,772     33,974     25,461    13,579
  Residential mortgage banking..............   122,050     28,339     50,835    11,475
  Commercial finance........................    27,856      1,632     12,021       816
  Corporate, other and intercompany
     eliminations...........................      (538)    (1,904)       270    (1,615)
                                              --------   --------   --------   -------
          Total revenues....................   291,507    129,195    112,786    45,486
                                              --------   --------   --------   -------
Operating expenses:
  Asset management..........................    44,161     35,296     14,636    10,594
  Commercial mortgage banking...............    45,865     26,566     16,727     9,364
  Residential mortgage banking..............    85,378     11,488     33,569     4,866
  Commercial finance........................    17,785      1,099      8,763       527
  Corporate, other and intercompany
     eliminations...........................    38,474     21,079     13,539     6,414
                                              --------   --------   --------   -------
          Total operating expenses..........   231,663     95,528     87,234    31,765
                                              --------   --------   --------   -------
Operating profit (loss):
  Asset management..........................    28,206     31,858      9,563    10,637
  Commercial mortgage banking...............    23,907      7,408      8,734     4,215
  Residential mortgage banking..............    36,672     16,851     17,266     6,609
  Commercial finance........................    10,071        533      3,258       289
  Corporate, other and intercompany
     eliminations...........................   (39,012)   (22,983)   (13,269)   (8,029)
                                              --------   --------   --------   -------
          Total operating profit............    59,844     33,667     25,552    13,721
Income tax expense..........................    23,461     12,968     10,216     5,165
                                              --------   --------   --------   -------
Net income..................................  $ 36,383   $ 20,699   $ 15,336   $ 8,556
                                              ========   ========   ========   =======
Earnings per share:
  Primary...................................  $   1.00   $   0.75   $   0.41   $  0.31
  Fully-diluted.............................      1.00       0.71       0.41      0.29
Weighted average shares outstanding and
  equivalents...............................    36,301     27,648     37,487    28,005

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     The Company reported a 126% increase in revenues from $129.2 million to $291.5 million, a 78% increase in operating profit from $33.7 million to $59.8 million and a 76% increase in net income from $20.7 million to $36.4 million compared to the prior year period. The increases were due primarily to additional contributions by the commercial mortgage banking, residential mortgage banking and commercial finance businesses. Weighted average shares outstanding and equivalents increased 31% due primarily to the late 1996 conversion of the Company's convertible subordinated debentures, the late 1996 public offering of the Company's common stock and the March 1997 purchase of ACLC with the Company's common stock. Fully-diluted earnings per share increased 41% from $0.71 to $1.00.

     Asset Management. Revenues for the nine months ended September 30, 1997 primarily consisted of $46.5 million in interest and other investment income, $18.6 million in asset management and resolution fees and a $5.9 million gain on sale of loans and investments. The $5.2 million increase in revenues from $67.2 million for the prior year period to $72.4 million for the nine months ended September 30, 1997 was primarily comprised of a $9.0 million increase in interest and other investment income and a $5.2 million increase in gain on sale of loans and investments, primarily resulting from the sale of an asset backed security, offset, in part, by a $8.6 million decrease in management and resolution fees. Interest and other investment income increased due to a significant increase in aggregate investments for the Company's own account since early 1996. Asset management and resolution fees decreased as a result of a shift in business away from primarily managing and investing in partnerships and joint ventures to investing in wholly-owned portfolios.

     Operating expenses for the nine months ended September 30, 1997 primarily consisted of $16.0 million in interest expense, $13.2 million in personnel cost, $11.7 million in other general and administrative expenses and a $2.7 million provision for investment and loan losses. The $8.9 million increase in expenses from $35.3 million for the prior year period to $44.2 million for the nine months ended September 30, 1997 was due primarily to a $5.1 million increase in interest expense related to the financing for increased levels of investments from early 1996, a $4.5 million increase in other general and administrative expenses and a $2.7 million provision on owned portfolios and special servicing receivables, offset, in part, by a $3.4 million decrease in personnel expenses resulting from a lower level of assets being managed.

     Commercial Mortgage Banking. Revenues for the nine months ended September 30, 1997 consisted of $42.1 million in origination, underwriting and servicing revenues, $14.2 million in income from equity affiliate and $13.5 million in interest and other investment income. The $35.8 million increase in revenues from $34.0 million for the prior year period to $69.8 million for the nine months ended September 30, 1997 relates primarily to an increase of $17.2 million in origination, underwriting and servicing revenues resulting from originations of $3.8 billion during the nine months ended September 30, 1997 compared to $1.9 billion for the same period of 1996. Income from equity affiliate of $14.2 million for the first nine months of 1997 was due primarily to income from the AMRESCO Capital joint venture which included AMRESCO Capital's 50% share of approximately $28.5 million of earnings. Interest and other investment income increased $4.5 million due primarily to interest earned on loans held for sale and escrow deposits, both of which have increased significantly since early 1996.

     Operating expenses for the nine months ended September 30, 1997 primarily consisted of $32.4 million in personnel expense, $9.0 million in other general and administrative expense, $2.7 million in interest expense and a $1.0 million provision for investment and loan losses. The $19.3 million increase in expenses from $26.6 million for the prior year period to $45.9 million for the nine months ended September 30, 1997 was due primarily to an increase of $13.0 million in personnel expenses primarily related to commissions on increased originations, an increase of $3.5 million in other general and administrative expense due to expanded operations, an increase of $1.5 million in interest expense related to warehousing a higher volume of loans and a $1.0 million provision for investment and loan losses.

     Residential Mortgage Banking. Revenues for the first nine months of 1997 primarily consisted of $63.4 million in interest and other investment income and $53.5 million of gain on the securitization and sale of residential mortgage loans. The $93.7 million increase in revenues from $28.3 million for the prior year period to $122.0 million for the nine months ended September 30, 1997 related to increased levels of loan originations, acquisitions and securitizations and the acquisition of the assets and business of Quality Mortgage USA. The increase in revenues was primarily comprised of a $45.3 million increase in gain on the securitization and sale of residential mortgage loans and a $43.2 million increase in interest and other investment income.

     The increased gain on the securitization and sale of residential mortgage loans was due primarily to the securitization and sale of approximately $2.4 billion of residential mortgage loans during the nine months ended September 30, 1997, including approximately $142.0 million of residential mortgage loans securitized on a pre-fund basis in December 1996, as compared to gains on approximately $1.1 billion of loans securitized in the first nine months of 1996. In addition to greater loan volumes, the increase in gain on securitization and sale was attributable in part to the inclusion of loans in the 1997 securitizations originated by ARMC, which had a lower basis than loans purchased from third parties and thus resulted in larger gains. Gains for 1997 were reduced by losses from futures contracts used for hedging activities.

     Interest and other investment income primarily consisted of interest earned on loans held for sale ($45.8 million), which have increased significantly since early 1996, and retained interests in securitizations ($15.1 million, including related hedging and mark-to-market activities). During the first nine months of 1997, the Company recognized a loss of $4.9 million from futures contracts used for hedging activities associated with its retained interests in securitizations offset, in part, by mark-to-market gains of $2.5 million on its retained interests in securitizations.

     Operating expenses increased by $73.9 million from $11.5 million for the prior year period to $85.4 million for the nine months ended September 30, 1997. This increase primarily consisted of $39.6 million in interest expense, $28.0 million in personnel expense, $12.4 million in other general and administrative expenses and a $4.3 million provision for investment and loan losses. Interest expense primarily related to borrowings under warehouse loans payable which funded the origination, acquisition and warehousing of mortgage loans held for sale and acquisition of retained interests in securitizations. Personnel and other general and administrative costs increased significantly from the prior year period due primarily to the increased operations of the residential business through ARMC.

     Commercial Finance. Revenues for the first nine months of 1997 primarily consisted of $17.6 million of interest and other investment income and $8.4 million of gain on sale of loans and investments. Interest and other investment income primarily consisted of interest earned on loans and unrated securities retained in securitizations. The $8.4 million gain primarily relates to a gain on securitization of approximately $132.5 million of franchise loans in the second quarter of 1997 by ACLC.

     Operating expenses of $17.8 million primarily consisted of $7.0 million in interest expense related to the financing of franchise and commercial loans, $4.8 million in personnel expenses, $3.6 million in provision for loan losses and $2.3 million in other general and administrative expenses.

     Corporate, Other and Intercompany Eliminations. Operating losses for the nine months ended September 30, 1997 increased $16.0 million due primarily to increases in personnel costs and other overhead related to expanded operations. The rapid growth of the commercial mortgage banking, residential mortgage banking and commercial finance businesses have necessitated the hiring of additional personnel and the related development of corporate infrastructure. The Company anticipates that the costs associated with the corporate function will decrease as a percentage of revenues over time as the corporate support systems and infrastructure mature and are able to support a greater base of revenue generating operations.

THREE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1996

     The Company reported a 148% increase in revenues from $45.5 million to $112.8 million, an 86% increase in operating profit from $13.7 million to $25.6 million and a 79% increase in net income from $8.6 million to $15.3 million, in each case as compared to the prior year period. The increases were due primarily to additional contributions by the commercial and residential mortgage banking businesses and the commercial finance business. Weighted average shares outstanding and equivalents increased 34% due primarily to the late 1996 conversion of the Company's convertible subordinated debentures, the late 1996 public offering of the Company's Common Stock and the March 1997 purchase of ACLC with the Company's Common Stock. Fully-diluted earnings per share increased 41% from $0.29 to $0.41.

     Asset Management. Revenues for the third quarter of 1997 primarily consisted of $16.3 million in interest and other investment income and $6.7 million in asset management and resolution fees. The $3.0 million increase in revenues from $21.2 million for the prior year period to $24.2 million for the three months ended September 30, 1997 primarily consisted of a $5.4 million increase in interest and other investment income related to a significant increase in aggregate investments for the Company's own account since early 1996, which revenue increase was offset, in part, by a $2.4 million decrease in management and resolution fees as a result of a shift in business away from primarily managing and investing in partnerships and joint ventures to investing in wholly-owned portfolios.

     Operating expenses for the quarter ended September 30, 1997 primarily consisted of $6.3 million in interest expense, $4.2 million in personnel cost and $3.8 million in other general and administrative expenses. The $4.0 million increase in operating expenses from $10.6 million for the prior year period to $14.6 million for the three months ended September 30, 1997 was due primarily to a $3.0 million increase in interest expense related to the financing for increased levels of investments from early 1996 and a $1.4 million increase in other general and administrative expenses offset, in part, by a $0.5 million decrease in personnel expenses resulting from a lower level of assets being managed.

     Commercial Mortgage Banking. Revenues for the three months ended September 30, 1997 consisted of $16.7 million in origination, underwriting and servicing revenues, $5.1 million in interest and other investment income and $3.7 million in income from equity affiliate. The $11.9 million increase in revenues from $13.6 million for the prior year period to $25.5 million for the three months ended September 30, 1997 relates primarily to an increase of $6.6 million in origination, underwriting and servicing revenues resulting from originations of $1.4 billion during the three months ended September 30, 1997 compared to $0.8 billion for the same period of 1996 and to an increase of $1.6 million in interest and other investment income relating to interest earned on loans held for sale and escrow deposits. Income from equity affiliate was $3.7 million for the third quarter of 1997 due primarily to AMRESCO Capital realizing its 50% share of the gain from its joint venture's $480.1 million securitization of commercial loans ($16.0 million of income related to the loans securitized was recorded in the joint venture's second quarter 1997 mark-to-market adjustment).

     Operating expenses for the three months ended September 30, 1997 primarily consisted of $12.6 million in personnel expense and $3.3 million in other general and administrative expense. The $7.4 million increase in expenses from $9.4 million for the prior year period to $16.7 million for the three months ended September 30, 1997 was due primarily to an increase of $5.7 million in personnel expenses primarily related to commissions on increased originations and an increase of $1.3 million in other general and administrative expense due to expanded operations.

     Residential Mortgage Banking. Revenues for the three months ended September 30, 1997 primarily consisted of $28.5 million in interest and other investment income and $20.4 million of gain on the securitization and sale of residential mortgage loans. The $39.4 million increase in revenues from $11.5 million for the prior year period to $50.9 million for the three months ended September 30, 1997 primarily consisted of a $17.8 million increase in gain on the securitization and sale of residential mortgage loans and a $19.5 million increase in interest and other investment income.

     Interest and other investment income primarily consisted of interest earned on loans held for sale ($19.5 million), which have increased significantly since 1996, and accrued earnings on retained interests in securitizations ($8.5 million). The increased gain on the securitization and sale of residential mortgage loans was due primarily to the securitization and sale of approximately $991.3 million of residential mortgage loans in the third quarter of 1997, including approximately $64.4 million of residential mortgage loans securitized on a pre-fund basis in the second quarter of 1997, as compared to gains on approximately $311.0 million of loans securitized in the third quarter of 1996. In addition to greater loan volumes, the increase in gain on securitization and sale was attributable in part to the inclusion in the securitization in the third quarter of 1997 of loans originated by ARMC (the subsidiary which acquired substantially all of the assets of Quality Mortgage USA), which had a lower basis than loans purchased from third parties and thus resulted in larger gains.

     Operating expenses increased by $28.7 million from $4.9 million for the prior year period to $33.6 million for the three months ended September 30, 1997. This increase primarily consisted of $17.0 million in interest expense, $9.5 million in personnel expense, $4.3 million in other general and administrative expense and a $2.3 million provision for loan losses. The $17.0 million increase in interest expense primarily related to borrowings under warehouse loans payable which funded the origination, acquisition and warehousing of mortgage loans held for sale and the financing associated with the addition of retained interests in securitizations. Personnel and other general and administrative costs increased significantly due primarily to the increased operations of the residential business through ARMC. The provision for loan losses related primarily to delinquent loans the Company elected to repurchase from the securitization trustee in certain of the Company's securitizations.

     Commercial Finance. The Company acquired ACLC on March 31, 1997 and hired an experienced team formerly with a financial institution to form its home construction finance unit in the first quarter of 1997. Revenues for the third quarter of 1997 consisted primarily of $9.0 million of interest and other investment income and $2.0 million of gain on sale of loans and investments. Interest and other investment income primarily consisted of interest earned on loans and retained interests in securitizations. The $2.0 million gain relates primarily to the transfer to the securitization trustee of approximately $24.0 million of franchise loans securitized on a pre-fund basis in the second quarter of 1997 by ACLC.

     Operating expenses of $8.8 million primarily consisted of $3.3 million in interest expense related to the financing of franchise and commercial loans, $2.3 million in personnel expenses, $1.8 million in provision for loan losses and $1.2 million in other general and administrative expenses.

     Corporate, Other and Intercompany Eliminations. Operating losses in this area for the three months ended September 30, 1997 increased $5.2 million primarily due to increases in personnel costs and other overhead related to expanded operations from the third quarter of 1996.

LIQUIDITY AND FUNDING

     Liquidity is a measure of a Company's ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund investment and lending activities and for general business purposes. Cash for investing, originating and underwriting loans, acquiring loans for securitization, general operating expenses and business acquisitions is primarily obtained through cash flow from operations and credit facilities, including advances on the corporate and portfolio credit lines, mortgage warehouse lines, nonrecourse debt and other financings.

     The Company has significant ongoing liquidity needs to support its existing business and continued growth. The Company's liquidity is actively managed on a daily basis and the Company's financial status, including its liquidity, is reviewed periodically by the Board of Directors. This process is intended to ensure the maintenance of sufficient funds to meet the needs of the Company.

     Cash and cash equivalents totaled $31.3 million and $14.2 million at September 30, 1997 and September 30, 1996, respectively. Cash flows from operating activities, plus principal cash collections on investments in asset portfolios and proceeds from the sale of and collections on available for sale investments, totaled $100.2 million for the first nine months of 1997, compared to $40.1 million for the same period of 1996.

The increase in cash flows from these activities resulted primarily from collections on asset-backed securities and joint ventures.

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1997         1996
                                                              ---------    --------
                                                                   (UNAUDITED,
                                                              DOLLARS IN MILLIONS)
Net income..................................................  $    36.4    $   20.7
Gain on sale of loans and investments.......................      (67.7)       (9.0)
Accretion of interest income................................      (27.4)       (7.6)
Collections on retained interests in securitizations(1).....      106.4        34.9
Other operating income and expenses.........................        7.5         6.9
                                                              ---------    --------
          Subtotal..........................................       55.2        45.9
Cash flow provided from (used by) receivables, other assets
  and other payables........................................       21.5        (7.4)
Cash flow used for loans held for sale, net of related
  warehouse debt............................................     (103.0)      (74.2)
                                                              ---------    --------
Net cash used in operating activities.......................  $   (26.3)   $  (35.6)
                                                              =========    ========

Cash flows from operations, collections on investments, and
  proceeds from and collections on available for sale
  investments...............................................  $   100.2    $   40.1
Cash provided by new capital and borrowings, net (excluding
  warehouse loans payable)..................................      234.4        99.6
Cash used for purchase of investments and originations of
  commercial loans..........................................     (368.5)     (126.0)
Ratio of total debt to equity(2)............................      3.1:1       3.4:1
Ratio of core debt to equity(3).............................      1.7:1       1.3:1
EBITDA(4)...................................................    141,839      61,044
Interest coverage ratio(5)..................................        2.0x        2.8x

---------------

(1) Includes proceeds from sales of retained interests in securitizations.

(2) Excludes an investment line of credit for 1996.

(3) Excludes indebtedness under warehouse lines of credit and the investment line of credit for 1996.

(4) EBITDA is calculated as operating income (excluding gain (loss) from discontinued operations) before interest, income taxes, depreciation and amortization. The Company has included information concerning EBITDA because EBITDA is one measure of an issuer's historical ability to service its indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(5) Interest coverage ratio means the ratio of earnings before interest, taxes, depreciation and amortization to cash interest expense.

     The following table shows the components of the Company's capital structure, including certain short-term debt, as of September 30, 1997 and December 31, 1996 (dollars in millions):

                                            SEPTEMBER 30,                DECEMBER 31,
                                                1997        % OF TOTAL       1996       % OF TOTAL
                                            -------------   ----------   ------------   ----------
                                                   (UNAUDITED)
Shareholders' equity......................    $  379.7          24%         $301.5          30%
Senior notes..............................        57.5           4            57.5           6
Senior subordinated notes.................       250.0          16            57.5           6
Mortgage warehouse loans..................       562.3          36           354.6          36
Notes payable (excluding investment line
  for 1996)...............................       323.5          20           225.9          22
                                              --------         ---          ------         ---
          Total...........................    $1,573.0         100%         $997.0         100%
                                              ========         ===          ======         ===

     Total assets increased $571.6 million to $1,647.5 million at September 30, 1997 from $1,075.9 million at December 31, 1996. This increase was due primarily to (i) an increase in mortgage loans held for sale resulting from the origination and acquisition of residential loans for securitization and sale and the related increase in retained interests in securitizations due to the securitization of approximately $2.4 billion of residential mortgage loans and approximately $132.5 million of franchise loans, (ii) an increase in commercial loans, and
(iii) an increase in purchased loan and other asset portfolios.

     On March 12, 1997, the Company issued $192.5 million aggregate principal amount of senior subordinated notes. The notes bear interest at 10% per annum and mature on March 15, 2004. The notes are unsecured obligations of the Company and are subordinated to prior payment of all existing and future senior debt and to indebtedness and other liabilities of the Company's subsidiaries. The notes are not redeemable prior to maturity.

     On May 30, 1997, the Revolving Loan Agreement was amended to provide a $350.0 million commitment under the revolving credit facility with a maturity date of May 31, 1999 and a $60.0 million commitment under the term facility which matures May 31, 2001. As of September 30, 1997, $225.2 million was outstanding under such credit facility. As discussed below, effective as of September 30, 1997, the Company amended the Revolving Loan Agreement to, among other things, increase the borrowing limits provided for therein.

     The Company has significant ongoing financing needs and has taken a number of steps to secure the funding necessary for the continued development and growth of its core business lines. Effective as of September 30, 1997, the Company amended the Revolving Loan Agreement to, among other things, increase the borrowing limits provided for therein from $350.0 million to $550.0 million, of which up to $490.0 million was available pursuant to lender commitments at January 31, 1998. The Company is seeking to obtain lender commitments for the remaining $60.0 million of the total facility amount, although no assurance can be given that such commitments will be obtained. Assuming commitments were received for the full $550.0 million, the Revolving Loan Agreement would permit up to $490.0 million to be incurred pursuant to a revolving credit facility and $100.0 million to be incurred pursuant to a term facility, subject to a combined borrowing limit of $550.0 million. At December 31, 1997, the outstanding balance of the Revolving Loan Agreement was approximately $388.3 million, resulting in a borrowing capacity at that time of approximately $66.7 million. In addition, the Company issued 5,175,000 shares of Common Stock in the Common Stock Offering, $290.0 million principal amount of the Notes in the Initial Issuance and is offering $40.0 million principal amount of Notes hereby. The aggregate net proceeds from the Common Stock Offering and from the Initial Issuance were used to reduce outstanding borrowings under the Revolving Loan Agreement, the Builders Warehouse Facility and certain other credit lines. After application of the net proceeds of the Common Stock Offering and the Initial Issuance, approximately $378.3 million was available for reborrowing under the Revolving Loan Agreement and $55.0 million was available under the Builders Warehouse Facility, in each case at February 19, 1998. The aggregate net proceeds from the sale of the Notes offered hereby are expected to be used for general corporate purposes. Following the consummation of the Common Stock Offering and the Notes Offering, the Company's management anticipates that the Company's borrowing capacity under the Revolving Loan Agreement, the Builders Warehouse Facility, other credit lines and funds from operations will be sufficient to fund the Company's operations through mid 1999.

SECURITIZATION PRACTICES

     The Company has utilized warehouse lines of credit and securitizations to fund the growth of its commercial real estate lending, residential mortgage banking and franchise finance businesses. The Company believes that the ability to accumulate loans under warehouse lines of credit and to repay the loans with the proceeds of a subsequent securitization of the loans has permitted the Company to deploy its capital resources across a broader revenue generating base than would have been possible using traditional corporate financing techniques. In addition, the gain recognized on the securitization of loans and the interest income derived from securities retained by the Company from securitizations provide an important source of revenue. In determining the amount of gain on sale on securitizations and the value of retained securities, the Company employs discount rates and assumes prepayment rates and a loss experience that it believes are reasonable and prudent. The Company periodically evaluates the assumptions used and makes any adjustments to assumed prepayment rates, default rates and discount rates that may be necessary or appropriate given the market conditions at that time or other appropriate factors.

     The Company views prepayment rates in the residential market as less predictable than in other markets, such as the commercial real estate lending and franchise finance markets where prepayment penalties tend to discourage prepayments. In particular, the Company believes that prepayment rates in the residential market are susceptible to a falling interest rate environment as borrowers refinance loans. The Company also recognizes that loss experience in the nonconforming (subprime) residential market is likely to be higher than the conforming (prime) residential market. Accordingly, it has been the Company's practice to employ conservative assumptions with respect to prepayment and loss rates for its residential mortgage loan securitizations. For its residential mortgage loan securitizations for the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company has initially valued its retained interest using a discount rate of 20% and has assumed prepayment methodologies which contemplated over the life constant prepayment rates ranging from 19% to 30%, with variations within the range primarily depending upon mix of loan types, and blended annualized loss rates ranging from 0.50% to 0.625%.

     The Company has also employed a 20% discount rate in its franchise loan securitizations in 1997. However, the Company has assumed no prepayments or losses with respect to loans in the securitized portfolios. The "no losses" assumption is based on the fact that ACLC and its predecessors have experienced no losses on franchise loans since the inception of business in 1993. ACLC structures its franchise loans with limited cross guarantees between borrowers such that the borrowers absorb the first 5% of net losses. At the present time, the Company considers it unlikely that net losses on franchise loan portfolios will exceed 5%. Accordingly, losses are assumed to be zero. The "no prepayments" assumption is based on the significant prepayment penalties applicable to the franchise loans and ACLC's historical prepayment experience.

     The Company computes a gain or loss on the sale and securitization of loans based on the fair value of proceeds received over the allocated basis of the assets sold. Retained interests in assets sold are initially recorded at their allocated basis. However, retained interests from mortgage loans held for sale are classified as trading securities and are carried at fair market value. The retained interests in securitizations are valued at the discounted present value of the cash flows expected to be realized over the anticipated average life of the assets sold after the estimated future credit losses, estimated prepayments and normal servicing and other fees related to assets sold. The discounted present value of such retained interests is computed using management's assumptions of market discount rates, prepayment rates, default rates, credit losses and other costs. The Company typically retains an interest in its securitizations of residential mortgage loans and franchise finance receivables in the form of interest only and residual securities. The Company did not retain an interest in the securitization of commercial mortgage loans in the third quarter of 1997.

OTHER MATTERS

     On March 31, 1997, the Company purchased the stock of Commercial Lending Corporation and the operations and specific assets of certain affiliates and renamed the business AMRESCO Commercial Lending Corporation (ACLC). ACLC's primary line of business is originating, securitizing, selling and servicing franchise loans. The purchase price consisted of (i) approximately 2.1 million shares of the Company's Common Stock valued at $34.3 million (including 0.2 million additional shares issued in July 1997 valued at $3.3 million pursuant to the original acquisition term), (ii) the assumption of certain liabilities estimated at $14.0 million and (iii) contingent earnout payments of additional shares of the Company's Common Stock based upon the operating performance of the acquired entities through March 31, 2000. The acquisition of ACLC was recorded as a purchase acquisition.

     On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. Retained interests in assets sold are measured by allocating the previous carrying amount between the assets sold and retained interests based on their relative fair values at the date of transfer.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share ("EPS") and is effective for financial statements issued for periods ending after December 15, 1997, including interim periods;

earlier application is not permitted, however, upon adoption prior periods are restated. Under the requirements of SFAS No. 128, basic and diluted EPS for the nine months ended September 30, 1997 and 1996 would have been as follows (shares in thousands):

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
                                                                 (UNAUDITED)
Earnings per share:
  Basic.....................................................    $1.03      $0.77
  Diluted...................................................     1.00       0.71
Weighted average shares outstanding:
  Basic.....................................................   35,346     26,834
  Diluted...................................................   36,318     31,412

                                    BUSINESS

GENERAL

     The Company is a leading diversified financial services company specializing in real estate lending, commercial finance and the acquisition, resolution and servicing of nonperforming and underperforming commercial loans. The Company began operations in 1987 providing asset management and resolution services to governmental agencies, financial institutions and others relating to nonperforming and underperforming loans. In early 1994, the Company made the decision to diversify its business lines and build "franchise" business units that could use the Company's core real estate management and lending expertise to pursue growth in markets that were being underserved by traditional lenders. Since that time, the Company has entered the commercial mortgage banking, residential mortgage banking, commercial finance and loan servicing businesses and oriented its asset management activities towards direct investments in asset portfolios and the special servicing of large portfolios of asset-backed securities. As a result of the Company's diversification efforts, the Company currently operates in the following four different business lines: asset management, commercial mortgage banking, residential mortgage banking and commercial finance.

     The Company has experienced significant growth since making the strategic decision to diversify its business lines. The Company's total assets have increased from $172.3 million at December 31, 1994 to $1.6 billion at September 30, 1997. The Company's revenues have increased from $129.8 million for the year ended December 31, 1994 to $200.1 million and $291.5 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. For the same periods, the Company reported income from continuing operations of $20.9 million, $31.3 million and $36.4 million, respectively.

     The Company's revenues principally consist of interest and other investment income (including interest on loans held for sale and from retained interests in securitizations), fees from asset management activities and from the origination, underwriting and servicing of loans and revenues derived from the gain on sale of loans and investments. The Company's combined commercial mortgage banking, residential mortgage banking and commercial finance activities resulted in loan fundings and acquisitions of $5.3 billion and $6.7 billion for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. The Company funds these operations with its credit lines (including warehouse lines of credit) and with the proceeds received from securitizations. For the year ended December 31, 1996 and the nine months ended September 30, 1997, the Company securitized and sold $1.8 billion and $2.4 billion of loans, respectively. At September 30, 1997, the Company's loan servicing portfolio was $21.0 billion as compared to $13.5 billion at December 31, 1995. The Company's investments in purchased loan and other asset portfolios has increased from $69.2 million at December 31, 1994 to $329.6 million at September 30, 1997, while total assets being managed and resolved for third parties have decreased reflecting a changing market for asset portfolio management and the Company's strategic shift towards direct investments in asset portfolios.

BUSINESS STRATEGY

     The Company's business strategy focuses on continuing its diversification efforts while building on its core strengths in order to support continued growth in earnings and assets. The following principles are significant to the execution of the Company's business strategy in the future:

     - Maintain a leadership position in, and enhance profitability of, its business units.

     - Continue to diversify its sources of earnings through the balanced development of its existing business lines and the development of additional business lines that leverage existing capabilities and complement the Company's core franchises.

     - Allocate capital to, and pursue growth in, markets that are fragmented, underserved or otherwise have prospects for sustainable growth and favorable risk-adjusted returns.

     - Enhance liquidity by maintaining access to multiple funding sources and seeking lower cost of funds through improved debt ratings.

     - Focus on improvements in operating margins by managing the growth of operating expenses relative to revenue growth.

     - Maintain an emphasis on growth in cash flows and earnings per share.

BUSINESS ACTIVITIES

     The Company's primary businesses are organized along the following lines: asset management, commercial mortgage banking, residential mortgage banking and commercial finance.

ASSET MANAGEMENT BUSINESS

     General. The Company manages and resolves portfolios of performing, underperforming and nonperforming loans and provides special servicing for nonperforming or underperforming loans in commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios. The Company is the product of the December 1993 merger of two asset management and resolution companies, BEI Holdings, Inc. and the former asset management and resolution unit of NationsBank of Texas, N.A. The 1993 merger created one of the leading asset management and resolution companies in the United States. The Company and its predecessors have managed over $35.0 billion (Face Value) of asset portfolios since 1987.

     Asset Portfolio Management. The Company manages and resolves asset portfolios acquired at a discount to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves asset portfolios owned by third parties.

     Management of asset portfolios includes managing and resolving loans and providing routine accounting servicing functions. Asset portfolios generally include secured loans of varying qualities and collateral types. The majority of the loans in which the Company invests are in payment default at the time of acquisition. Asset portfolios purchased by the Company are comprised of secured loans and real estate loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. The Company does not invest in loans with known environmental liabilities, unless the environmental risks can be quantified and discounted appropriately.

     The Company obtains information on available asset portfolios from many sources, including banks, insurance companies and other lenders. Repeat business and referrals from asset portfolio sellers with whom the Company previously has transacted business are an important and frequent source of business. The Company has developed relationships in which it is a preferred purchaser of asset portfolios from certain sellers. The Company believes that it receives many asset portfolio solicitations that result primarily from the Company's reputation as an active portfolio purchaser. Other important sources of business include referrals from co-investors who seek the Company's participation in asset portfolio purchases, focused contacts initiated by senior management, public advertising of asset portfolios for sale and the Company's nationwide presence. The Company is also an active participant in competitive bidding for asset portfolios.

     The Company believes that an active market for asset portfolio acquisition, management and resolution services exists within the private sector. Many financial institutions now use outside contractors to manage and resolve asset portfolios for a variety of reasons, including a desire to reduce overhead costs, inadequate staffing to handle large volumes of nonperforming and underperforming loans or a need to avoid management and personnel distractions with the intensive and time-consuming job of resolving loans. These financial institutions include banks in the United States, Canada and Europe, as well as insurance companies in the United States. Moreover, financial institutions have embraced the concept of packaging and selling asset portfolios to investors as a means of disposing of nonperforming and underperforming loans and improving the financial institution's balance sheet. Consolidations within the banking industry have reinforced this trend. Insurance companies, which historically have avoided outsourcing asset portfolio management or selling asset portfolios, also are emerging as sellers of asset portfolios due in part to the implementation of risk-based capital rules for insurance companies.

     The Company believes that opportunities for the acquisition, management and resolution of asset portfolios are becoming increasingly evident in certain international markets and that lenders in these markets are adopting many of the asset portfolio management and resolution outsourcing techniques currently utilized in the United States. Accordingly, the Company has opened offices in Toronto (August 1994), employing 16 persons, and London (October 1995), employing nine persons, each at September 30, 1997, in order to take advantage of both investment and servicing opportunities in Canada, the United Kingdom and certain other Western European nations. The Company and a major Wall Street bank recently acquired an asset portfolio in Mexico. The Company intends to seek further opportunities in Mexico. The Company believes that the international markets are less competitive and, as a result, provide more attractive investments and greater profit margins. The Company may open other offices and seek strategic alliances in other international markets. The Company had $189.8 million (Face Value) in Canadian asset portfolios, $304.8 million (Face Value) in United Kingdom asset portfolios and $8.6 million (Face Value) in Mexican asset portfolios under management as of September 30, 1997.

     The Company believes that direct investment permits the Company to take advantage of the profit opportunities of asset portfolio investing. The Company believes that it can gain market share in the asset portfolio acquisition, management and resolution business due to its financial strength, experience in managing and resolving asset portfolios, national reputation and strategic relationships with sellers and purchasers of asset portfolios, including financial institutions, large corporate buyers, investment banking firms and sophisticated private investors.

     Asset Portfolio Investment. Prior to making an offer to purchase an asset portfolio, the Company conducts an extensive investigation and evaluation of the individual loans generally comprising 100% of the aggregate Face Value of all the loans therein, except in rare instances where an unusually large number of smaller assets are being purchased. This examination typically consists of analyzing the information made available by the seller (generally, the respective credit and collateral files for the loans), reviewing other relevant material that may be available (including tax and judgment records), and analyzing the underlying collateral (including conducting site inspections, obtaining value opinions from third parties and consulting with any of the Company's asset managers who have experience with the local market for such assets). The Company also reviews information on the local economy and real estate markets in the area in which the loan collateral is located. Because of its broad, nationwide experience in managing assets, the Company often is able to draw on its asset management experience in the specific market in which an asset is located. Unlike the original lender, the Company values loans based on the present value of estimated total cash flow from resolution, with the expectation that the loans will be resolved prior to scheduled maturity. Generally, the Company does not refinance or renew purchased loans or grant new credit.

     Asset portfolio evaluations are conducted almost exclusively by the Company's employees who specialize in analysis of nonperforming and underperforming loans, often with further specialization based on geographic or collateral-specific factors. Most of these employees have previously served the Company (and some continue to serve) as asset managers with responsibility for resolving such loans. Their asset management experience aids these individuals, working together in teams, in making informed judgments about the status of each loan and the underlying collateral, the probable cash flows from the loan, the likely resolution of the loan and the time and expense required for such resolution.

     Loan resolutions are typically accomplished through (i) negotiating a discounted payoff with debtors, which may be accomplished through a refinancing by the obligor with a lender other than the Company, or (ii) foreclosure and sale of the collateral. The Company generally seeks consensual resolution of each loan, having found that a negotiated resolution usually maximizes the Company's or investor's rate of return. Historically, the Company has resolved the majority of the assets in an asset portfolio within 18 months of acquisition. The goal of the Company's loan resolution process is to maximize in a timely manner the cash recovery on each loan in an asset portfolio.

     At September 30, 1997, the Face Value of the Company's wholly-owned asset portfolios aggregated approximately $575.7 million, which was composed of approximately $395.4 million (68.7%) of collateralized business loans, approximately $97.7 million (17.0%) of asset-backed securities and approximately $82.6 million (14.3%) of real estate.

     For the nine months ended September 30, 1997 and the year ended December 31, 1996, $18.6 million (6.4%) and $29.8 million (14.9%), respectively, of the Company's revenues were attributable to its asset portfolio management business. The following table reflects the ownership composition of the asset portfolios (based on their Face Value) under management by the Company as of the dates indicated. Certain reclassifications of prior period amounts have been conformed to the current year presentation.

                                              AS OF                              AS OF DECEMBER 31,
                                          SEPTEMBER 30,      -----------------------------------------------------------
                                              1997                 1996                 1995                 1994
                                        -----------------    -----------------    -----------------    -----------------
                                                    % OF                 % OF                 % OF                 % OF
                                         AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL     AMOUNT     TOTAL
                                        --------    -----    --------    -----    --------    -----    --------    -----
                                                                     (DOLLARS IN MILLIONS)
Wholly-owned by the Company(1)........  $  575.7    28.9%    $  572.2    20.7%    $  354.3     9.6%    $  140.4      4.6%
Owned by the Company with
  co-investors(2).....................     430.8    21.6        836.0    30.1      1,558.1    42.2      1,675.9     55.3
Owned by third parties:
  Securitized mortgage pools..........     458.5    23.0        618.0    22.3        738.3    20.0        315.0     10.4
  Government and other owners ........     528.1    26.5        744.4    26.9      1,043.2    28.2        900.5     29.7
                                        --------    -----    --------    -----    --------    -----    --------    -----
        Total under management........  $1,993.1    100.0%   $2,770.6    100.0%   $3,693.9    100.0%   $3,031.8    100.0%
                                        ========    =====    ========    =====    ========    =====    ========    =====

---------------

(1) Includes $97.7 million, $122.8 million, $66.8 million and $13.9 million of asset-backed securities, and $82.6 million, $18.3 million, $1.7 million and $0.6 million of real estate as of September 30, 1997 and as of December 31, 1996, 1995 and 1994, respectively.

(2) Includes the securitized asset portfolios managed by the Company in which the Company has invested, which aggregated $201.5 million, $472.2 million, $775.3 million and $973.8 million as of September 30, 1997 and as of December 31, 1996, 1995 and 1994, respectively.

     The following table reflects the Company's investment in asset portfolios as of the dates indicated below:

                                                                      AS OF DECEMBER 31,
                                             AS OF SEPTEMBER 30,   ------------------------
                                                    1997            1996     1995     1994
                                             -------------------   ------   ------   ------
                                                         (DOLLARS IN MILLIONS)
Wholly-owned by the Company(1).............        $382.5          $274.9   $172.6   $ 34.4
Owned by the Company with
  co-investors(2)..........................          31.4            27.7     34.3     33.7
                                                   ------          ------   ------   ------
          Total............................        $413.9          $302.6   $206.7   $ 68.1
                                                   ======          ======   ======   ======

---------------

(1) Includes $87.6 million, $55.6 million, $33.9 million and $3.5 million of asset-backed securities, and $93.8 million, $20.4 million, $5.7 million and $14.1 million of real estate as of September 30, 1997 and as of December 31, 1996, 1995 and 1994, respectively.

(2) Includes the securitized asset portfolios managed by the Company in which the Company has invested, which aggregated $4.9 million, $7.6 million, $8.9 million and $7.9 million as of September 30, 1997 and as of December 31, 1996, 1995 and 1994, respectively.

     Special Servicing. As part of its third-party asset management and resolution business, the Company aggressively pursues contracts to serve as the designated special servicer for pools of securitized commercial mortgages. After a loan within a securitized pool of performing loans becomes delinquent or nonperforming, the master servicer or primary servicer of the pool will contractually transfer responsibility for resolution of that loan to the pool's designated special servicer. Special servicers earn an annual fee (typically approximately 50 basis points of the Face Value of the delinquent or nonperforming loans subject to special servicing), plus a 50 to 200 basis points resolution fee based on the total cash flow from resolution of each such loan as it is received. As of September 30, 1997, the Company was the designated special servicer for securitized pools holding approximately $12.7 billion (Face Value) of loans, $458.5 million (Face Value) of which had been assigned to the Company for resolution in its capacity as special servicer. The Company believes that its willingness to purchase participating interests in the delinquent or nonperforming portion of a securitized portfolio provides the Company a significant competitive advantage in pursuing master/full and special servicer contracts.

COMMERCIAL MORTGAGE BANKING BUSINESS

     General. The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling, securitizing and servicing commercial real estate loans through Holliday Fenoglio Fowler, AMRESCO Capital and AMRESCO Services.

     Industry Trends. The Company believes that the commercial real estate mortgage banking business offers significant growth opportunities. There are an estimated $1.0 trillion of commercial real estate mortgages outstanding within the United States and the Company estimates that $125.0 billion to $150.0 billion in commercial real estate mortgages are refinanced each year in addition to mortgage financing of new construction. Originations of loans for new construction projects are cyclical and are influenced by various factors including interest rates, general economic conditions and demand patterns in individual real estate markets. The Company anticipates that expensive technological demands, increasingly standardized underwriting requirements, more demanding borrowers and lenders and the growth of a market for securitized commercial real estate mortgage pools will likely push the commercial mortgage banking industry toward greater consolidation. The Company believes that well-capitalized, full service, nationwide mortgage banking firms offering a variety of mortgage banking and loan management services will emerge from this consolidation. The Company's objective is to improve its position as a major nationwide full service mortgage banker to the commercial real estate industry. The Company intends to achieve this goal through the internal development of its commercial mortgage banking group and through strategic acquisitions of commercial mortgage bankers which either serve key real estate markets in the United States or provide niche or specialized services that enhance the Company's product line.

     Real Estate Capital Markets. The Company provides a wide range of real estate capital markets services to lenders on, and owners and developers of, commercial real estate properties. The typical consumers of commercial real estate mortgage banking services are both real estate developers and owners (as borrowers) and investor/lenders (as funding sources). Due to the specialized nature of commercial mortgage lending, borrowers rely on commercial mortgage bankers to find competitive lenders, and these lenders (particularly insurance companies and pension plans, which do not generally have origination staffs located in multiple branches) rely on commercial mortgage bankers to source potential borrowers. Lenders generally include banks, pension funds and insurance companies. In arranging loans, the Company works closely with both the borrower and potential lenders from the time a loan prospect is first contacted, through the application and proposal process and throughout the documentation of the loan to final funding.

     Holliday Fenoglio Fowler was one of the largest commercial mortgage bankers in the United States in 1996 (based on origination volume) and primarily serves commercial real estate developers and owners by arranging commercial real estate loans and providing brokerage and other real estate capital markets services for commercial real estate transactions. Holliday Fenoglio Fowler arranged approximately $2.5 billion and $2.8 billion of commercial real estate loans during 1996 and the first nine months of 1997, respectively. Holliday Fenoglio Fowler principally targets developers and owners of commercial and multifamily real estate properties. Holliday Fenoglio Fowler services prospective borrowers through its own commission-based mortgage bankers in its offices located in Atlanta, Boca Raton, Boston, Buffalo, Dallas, Houston, Miami, New York City, Orange County (California), Orlando, Portland (Oregon) and San Diego. The loans arranged by Holliday Fenoglio Fowler generally are funded by institutional lenders, primarily insurance companies, and by Conduit Purchasers. The Company estimates that Holliday Fenoglio Fowler has retained the servicing rights on approximately 41% of such loans over the last three years. The Company believes that Holliday Fenoglio Fowler's relationship and credibility with its institutional lender network provide the Company a competitive advantage in the commercial mortgage banking industry.

     The Company provided brokerage and other real estate capital markets services on commercial real estate sales and other real estate transactions, including joint ventures and participating mortgages of approximately $3.1 billion and $3.5 billion during 1996 and the first nine months of 1997, respectively. For the year ended December 31, 1996 and the nine months ended September 30, 1997, Holliday Fenoglio Fowler earned $26.6 million and $29.3 million, respectively, for brokerage services.

     Holliday Fenoglio Fowler generally earns a fee of between 50 and 100 basis points of the loan amount for originated or underwritten loans, plus certain additional processing fees. From time to time, Holliday Fenoglio Fowler also originates nontraditional financing involving hybrid forms of debt, equity participations and other creative financing structures. Fees for equity or joint venture structures are typically higher.

     Holliday Fenoglio Fowler has established relationships with over 200 institutional lenders that include insurance companies, pension plans and Conduit Purchasers. In 1996 and the first nine months of 1997, Holliday Fenoglio Fowler placed 410 and 411 loans with approximately 107 and 106 different lenders, respectively. Forty-four institutional lenders have retained Holliday Fenoglio Fowler as their respective exclusive or semi-exclusive loan originator in selected cities and regions.

     Holliday Fenoglio Fowler has significantly expanded its East Coast business with the recent acquisition of the business and operations of Fowler, Goedecke, Ellis & O'Connor Incorporated. See "Recent Developments -- Acquisition of Fowler, Goedecke, Ellis & O'Connor Incorporated."

     Commercial Real Estate Lending. AMRESCO Capital, which originated and underwrote approximately $632.7 million and $989.2 million of commercial real estate mortgages during 1996 and the first nine months of 1997, respectively, is a commercial mortgage banker that originates, underwrites, accumulates and securitizes commercial real estate loans. During the nine months ended September 30, 1997, the Company, through a joint venture, completed a securitization of $480.1 million of commercial real estate loans (the "1997 securitization"). As a securitized lender, AMRESCO Capital makes certain representations and warranties concerning the loans it originates. These representations cover title to the property, lien priority, environmental reviews and certain other matters. AMRESCO Capital targets mortgage loans for commercial real estate properties suitable for securitization transactions. AMRESCO Capital serves its market directly through AMRESCO Capital's offices located in Atlanta, Buffalo, Chicago, Dallas, Denver, Irvine, Louisville, Miami, Phoenix, Seattle, Washington D.C. and Winston-Salem, as well as through a network of approximately 40 independent mortgage brokers located throughout the United States. These independent mortgage brokers serve AMRESCO Capital on a nonexclusive basis and receive fees and a commission based on loan size and other pertinent factors in respect of each loan closed. For the nine months ended September 30, 1997, approximately 52% of the loans underwritten by AMRESCO Capital were originated by Holliday Fenoglio Fowler.

     At September 30, 1997, the commercial real estate loans originated by the Company have consisted of fixed rate mortgage loans secured by first liens on fee simple or leasehold interests in multifamily, retail, office, hotel, industrial, health care-related and self-storage properties. The commercial mortgage loans originated during the nine months ended September 30, 1997, had mortgage loan balances ranging from $0.9 million to $19.5 million (average of $4.8 million for the loans included in the 1997 securitization), coupon rates ranging from 7.6% to 9.8% (weighted average of 8.74% for the loans included in the 1997 securitization), original terms to maturity ranging from 78 months to 240 months (weighted average of 112 months for the loans included in the 1997 securitization) and loan-to-value ratios ranging from 50% to 81% (a weighted average of 70% for the 1997 securitization). At September 30, 1997, a substantial portion of the mortgage loans originated by the Company have been "balloon" mortgage loans that have an amortization schedule longer, and in some cases significantly longer, than the remaining term of the loan, thereby leaving a substantial outstanding principal amount due and payable on its maturity date unless earlier prepaid. For loans in the 1997 securitization approximately 91% of the commercial real estate loans were "balloon" mortgage loans and 4% were loans amortizing over the full term of the loan. Substantially all of the commercial mortgage loans originated by the Company have substantial prepayment penalties if the borrower prepays the loan within a specified time period from the date of origination.

     The Company is broadening its commercial real estate lending program to include variable rate loans, as well as loans with balances exceeding $50.0 million. The Company anticipates that variable rate loans and large balance loans will constitute an increasing proportion of total originations in the future.

     The commercial real estate loans originated or acquired by AMRESCO Capital are underwritten in general accordance with guidelines designed to evaluate the borrowers ability to satisfy the repayment conditions of the loan. These underwriting procedures require a property analysis (including site inspection), an analysis of the borrowers cash flows and debt service coverage, a property appraisal and analysis of loan-to-value, an environmental site assessment, a physical assessment report and an in-depth review of the borrower and its principals with respect to credit history and prior experience as an owner and operator of commercial real estate properties. In addition, each borrower is required to have obtained a title insurance policy and property insurance with specified coverages. AMRESCO Capital also reviews industry data regarding the local real estate market in which the mortgaged property is located.

     AMRESCO Capital is approved by Fannie Mae to participate in its DUS program. An approved DUS lender is delegated the authority to approve, commit and close loans for multifamily mortgages on a national basis with the assurance that Fannie Mae will purchase the loans. In contrast to a "prior approval" lender, DUS lenders do not need to obtain the approval of Fannie Mae prior to making the loan. In return for the delegated authority to make loans and the subsequent purchase of such loans by Fannie Mae, DUS lenders must maintain a minimum capital base, and retain a certain level of credit risk on the loans they make. The DUS lender takes first loss risk up to 5% of the loan amount, and above 5% Fannie Mae and the DUS lender share the loss, with the DUS lender's maximum loss capped at 20% of the loan amount. AMRESCO Capital, as a DUS lender, has experienced no losses on its portfolio of DUS loans as of September 30, 1997.

     AMRESCO Capital is one of only 28 currently approved DUS lenders. While all DUS lenders operate on a national basis, the Company believes that 10 such lenders account for the majority of DUS volume. The Company believes that AMRESCO Capital, as one of the few DUS lenders, has certain competitive advantages in the multifamily mortgage origination business. These advantages include the competitive pricing afforded by Fannie Mae's position as the largest purchaser of housing related mortgages in the nation and the ability to commit and close mortgages without the delay and the accompanying market risks of such delay for an approval process by the mortgage purchaser. For these reasons, the Company expects Fannie Mae loan originations to become a significant part of its commercial mortgage banking activities. Holliday Fenoglio Fowler has been and is expected to be a significant source of such loan originations.

     AMRESCO Capital is also a member of the Freddie Mac Program Plus(R) multifamily seller/servicer program in Florida, New York, North Carolina and South Carolina and intends to expand into other states. Through this program, the Company sells to Freddie Mac and services multifamily apartment mortgages in these states.

     In 1997, AMRESCO Capital originated commercial real estate loans primarily through AMRESCO Commercial Mortgage Funding, L.P., a limited partnership in which AMRESCO Capital and an affiliate of Goldman, Sachs & Co. have shared equally in the accumulation and securitization profits and risks. Effective December 19, 1997, the partnership between AMRESCO Capital and the Goldman, Sachs & Co. affiliate was revised. Any accumulation and securitization profit or loss from commercial real estate loans for which loan applications were received on or before November 13, 1997 (except for specified loans aggregating approximately $120.3 million) will be shared equally by AMRESCO Capital and the Goldman, Sachs & Co. affiliate. All profits and risks associated with commercial real estate loans originated after November 13, 1997, as well as the profits and risks relating to specified loans aggregating approximately $120.3 million for which loan applications were received prior to November 13, 1997, will be for the sole account of AMRESCO Capital. Goldman, Sachs & Co. or its affiliates will continue to provide funding, distribution and related services to AMRESCO Capital pursuant to a separate agreement.

     Commercial Loan Servicing. AMRESCO Services is a servicer for securitized pools of commercial mortgages and whole loans. The average life of these securitized pools is expected to be approximately eight years. At September 30, 1997, AMRESCO Services acted as servicer with respect to approximately $15.4 billion of loans. The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and other owners of commercial real estate loans, including lenders accumulating loans for securitization or sale that contract for servicing on an interim basis. Historically, the revenue stream from servicing contracts on commercial mortgages has been relatively predictable as prepayment penalties in commercial mortgages tend to discourage early loan payoffs.

     Primary servicing of whole loans involves collecting monthly mortgage payments, maintaining escrow accounts for the payment of ad valorem taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in the underlying mortgages, reporting to those investors on financial transactions related to such mortgages and generally administering the loans. The servicer of whole loans also must cause properties to be inspected periodically, determine the adequacy of insurance coverage on each property and monitor delinquent accounts for payment. Servicer rates are determined by a bidding and negotiating process. AMRESCO Services is rated "strong" as a primary servicer by Standard & Poor's, which is the highest rating given by that rating agency to primary servicers as of the date of this Prospectus Supplement. AMRESCO Services has also received an "acceptable" rating from Fitch.

     Master servicing involves providing administrative and reporting services to securitized pools of mortgage-backed securities. Typically, mortgages underlying mortgage-backed securities are serviced by a number of primary servicers. Under most master servicing arrangements, the primary servicers retain principal responsibility for administering the mortgage loans and the master servicer acts as an intermediary in overseeing the work of the primary servicers, monitoring their compliance with the issuer's standards and consolidating their respective periodic accounting reports for transmission to the securitization trustee in respect of the related securities. The Company frequently is designated as the full servicer for a pool of mortgages, in which case the Company acts as master, primary, and, in some cases, special servicer for the pool. Master/full servicers are typically paid fees based on the Face Value of loans under management, and the compensation is determined by a bidding and negotiating process. In October 1996, the Company received the first public "above average" commercial master servicer rating ever awarded by Standard & Poor's. The "above average" rating is the highest rating given by Standard & Poor's to master servicers as of the date of this Prospectus Supplement. The Company is also rated "acceptable" by Fitch as a master servicer.

RESIDENTIAL MORTGAGE BANKING BUSINESS

     General. Through AMRESCO Residential, the Company originates, acquires, warehouses and securitizes residential mortgage loans. AMRESCO Residential's loan production has increased from $1.9 billion for the year ended December 31, 1996 (its first full year of operations) to $2.6 billion for the nine months ended September 30, 1997.

     Industry Trends. Although studies and reports on the size of the market for conventional, nonconforming (sub-prime) residential mortgage loans vary significantly, these studies and reports do generally confirm that the market has experienced, and continues to experience, significant growth. One industry publication, Inside Mortgage Finance, reported in January of 1998 originations of "B" credit and "C" credit loans of $124.5 billion during 1997, which represented an increase of $28.0 billion or 29% from 1996. The Company believes that the growth in the market has been attributable to, among other factors: (i) a large number of borrowers seeking to consolidate their revolving credit debt and auto loans for a lower rate and payment; (ii) slow growth in real estate appreciation causing an increase in the number of borrowers seeking to make home improvements; (iii) increased entry into the home equity loan market by commercial banks as well as the growth in the number and size of mortgage brokers making home equity financing more readily available; and (iv) growth in overall consumer awareness of the availability of home equity financing. In addition, the asset-backed securitization market has provided an important source of financing for originators of home equity loans.

     Borrower Profile and Underwriting. The Company targets borrowers that have credit profiles that preclude their loans from being sold in the government agency secondary markets. Such credit profiles may include consumer or mortgage loan delinquencies, high debt-to-income ratios, previous bankruptcy or inability to provide income documentation. Borrowers in the Company's targeted market typically have significant equity in their homes and may be charged higher interest rates for loans than more creditworthy borrowers. The Company believes that the higher interest rates and the more favorable loan-to-value characteristics of this market mitigate the greater credit risk associated with such borrowers and make this an attractive market for the Company.

     The residential mortgage loans originated or acquired by the Company are underwritten in accordance with the Company's guidelines or the guidelines of the third party originator which have been submitted to and approved by the Company. The Company performs due diligence on all residential mortgage loans which it acquires to assure compliance with underwriting standards. Under the guidelines used or approved by the Company, various risks are used to grade the likelihood that the mortgagor will satisfy the repayment conditions of the mortgage loan. These risk categories establish the maximum permitted loan-to-value ratio and loan amount, given the occupancy status of the mortgaged property and the mortgagor's credit history and debt ratio. In general, higher credit risk mortgage loans are graded in categories which contemplate higher debt ratios and more (or more recent) major derogatory credit items such as outstanding judgments or prior bankruptcies. The underwriting guidelines generally establish lower loan-to-value ratios and loan amounts for higher credit risk mortgage loans.

     Loan Products. The residential mortgage loans originated and acquired by the Company consist of fixed and adjustable rate conventional, nonconforming mortgage loans with remaining terms to maturity of not more than 360 months and secured by first and second lien deeds of trust, security deeds or mortgages. The properties securing the residential mortgage loans consist primarily of single family residences (which may be attached, detached, part of a two-to-four-family dwelling, a condominium unit or a unit in a planned unit development). The properties securing the residential mortgage loans may be owner occupied or non-owner occupied investment properties. The Company's residential mortgage loan products include fixed rate loans that bear a fixed rate of interest for the life of the loan, adjustable rate loans that bear interest at rates that adjust, along with related monthly payments, periodically (generally semiannually) based on a specified financial index or quoted rate and loans that bear a fixed rate of interest for a specified period following origination (generally 2, 3 or 5 years) with periodic rate adjustments thereafter based on a specified financial index or quoted rate. In a majority of cases, the residential mortgage loans can be prepaid by the mortgagor in whole or in part at any time, although the mortgagor may be required to pay a fee in connection with certain prepayments. For residential mortgage loans included in securitizations consummated between January 1, 1996 and September 30, 1997, the pools of residential mortgage loans have exhibited the following characteristics: weighted average loan-to-value ratios, based upon the lower of the sales prices and the appraised values of the related properties at the time of origination, ranging from 66% to 75%, weighted average remaining terms to maturity ranging from 318 months to 357 months, average loan balances ranging from $66,000 to $106,000 and weighted average coupon rates ranging from 9.8% to 11.3%.

     Loan Sources. The Company obtains residential mortgage loans through portfolio acquisitions, correspondent lending, wholesale broker operations and various retail channels, including telemarketing, direct mail and retail branches. Portfolio acquisitions involve the purchase of pools of closed mortgage loans with aggregate principal balances in excess of $2.0 million from mortgage banks and other financial institutions throughout the United States. Correspondent lending involves the acquisition of closed loans one at a time (i.e., on a "flow" basis) through a network of correspondent financial institutions. Wholesale operations involve the origination of loans through the Company's network of branch offices and through its centralized wholesale operations. The acquisition of the assets and operations of Quality Mortgage USA in October 1996 provided the Company with a nationwide network of 53 branch offices that originate loans through relationships with over 2,000 mortgage brokers. In its centralized wholesale operations, the Company serves mortgage brokers who do not come within the area of service of one of the Company's branch offices. Retail operations involve consumer direct mail and telemarketing, as well as retail branch operations. In its retail operations the Company works directly with consumers to originate, underwrite and close mortgage loans. Although retail originations currently represent only a small percentage of total loan volumes, the Company anticipates that an increasing proportion of its residential mortgage loans will be sourced through the retail channel. On January 28, 1998, the Company consummated the acquisition of the business and operations of City Federal, a residential mortgage banker with six East Coast-based retail offices. See "Recent Developments -- Acquisition of City Federal Funding & Mortgage Corp."

     The diversification of the Company's sources of loan production has resulted in the correspondent, wholesale and retail channels of distribution becoming increasingly important contributors to total residential mortgage loan production. The following table sets forth aggregate dollar amounts (in millions) and percentage of all loans originated or acquired by the Company by each product channel for the periods shown:

                                            FOR THE THREE MONTHS ENDED                FOR THE YEAR
                                 ------------------------------------------------        ENDED
                                 SEPTEMBER 30,       JUNE 30,        MARCH 31,        DECEMBER 31,
                                      1997             1997             1997              1996
                                 --------------   --------------   --------------   ----------------
                                   $        %       $        %       $        %        $         %
                                 ------   -----   ------   -----   ------   -----   --------   -----
Portfolio acquisitions.........  $425.4    60.0%  $686.9    70.2%  $689.7    76.7%  $1,817.5    93.5%
Correspondent lending..........    32.7     4.6     39.0     4.0     36.8     4.1        9.3     0.5
Wholesale......................   243.2    34.3    237.0    24.2    159.3    17.7      106.6     5.5
Retail.........................     7.3     1.1     15.5     1.6     13.6     1.5       10.6     0.5
                                 ------   -----   ------   -----   ------   -----   --------   -----
          Total................  $708.6   100.0%  $978.4   100.0%  $899.4   100.0%  $1,944.0   100.0%
                                 ======   =====   ======   =====   ======   =====   ========   =====

     Securitization and Sale. The Company pools the residential mortgage loans it originates and purchases to create asset-backed securities which it typically sells on a quarterly basis. During the nine months ended September 30, 1997, the Company securitized approximately $2.3 billion in residential mortgages in three public offerings of asset-backed securities. Once the Company accumulates loans of an aggregate principal amount sufficient to permit efficient securitization of the loan pool (generally in excess of $500.0 million), the loans are conveyed to a special purpose trust that sells into the secondary market various tranches of rated collateralized asset-backed securities representing undivided interests in the revenue streams generated by the loans. Each month, collections of principal and interest on the residential mortgages are used by the trustee of the securitization trusts to pay the holders of the related asset-backed securities, to build over-collateralization by using excess interest to pay down principal on such securities and to pay expenses, with any remaining cash flows paid to the holders of the unrated securities. The holders of unrated securities absorb losses and the negative impact of prepayments, delinquencies and losses before holders of other asset-backed securities issued in the securitization. The unrated securities issued by the trust are purchased by the Company and are included in "Retained Interests in Securitizations -- Trading" in the Company's Consolidated Balance Sheet. From time to time, the Company acquires rated and unrated securities from sub-prime, jumbo and non-standard residential mortgage securitizations organized by third parties if considered by management to be suitable investments.

     The asset-backed securities publicly sold to date by the Company have received investment grade ratings from a recognized statistical rating organization, such as Standard & Poor's or Moody's Investors Service, Inc. To achieve these ratings, the Company has used various credit enhancement techniques, including subordination among classes of securities, over-collateralization techniques, financial guaranty insurance or a combination of the foregoing.

     The Company utilizes the net proceeds from securitizations to pay down outstanding warehouse facilities and to originate and purchase additional residential mortgages and commercial real estate loans. The Company has also pooled and re-securitized securities retained from its securitizations, with the resulting certificates ("Net Interest Margin Certificates") being sold in private sales to institutional investors. In September 1997, the Company completed the private sale of Net Interest Margin Certificates for net proceeds of approximately $102.9 million. The Company intends, from time to time, to re-securitize securities retained from its securitizations and sell the resulting Net Interest Margin Certificates to reduce the Company's capital exposure with respect to retained interests in securitizations and to generate additional borrowing capacity under the Revolving Loan Agreement. However, no assurance can be given that such opportunities will be available in the future. The Company, through AMRESCO Residential, uses warehouse facilities with financial institutions to finance its origination and purchase of loans on a short-term basis pending securitization. At September 30, 1997, AMRESCO Residential had an aggregate borrowing capacity of $1.3 billion under three warehouse facilities of which $850.4 million was available.

     Residential Loan Servicing. Since the acquisition of the assets and business of Quality Mortgage USA in October 1996, the Company has performed delinquency management and related servicing functions for the asset portfolios acquired from Quality Mortgage USA and for loans originated by the Company after

October 1, 1997 or acquired by it on a servicing released basis. In addition, the Company is in the process of developing the appropriate infrastructure and systems to support a broader array of customer-intensive servicing functions, including general customer relations. The Company believes that customer intensive servicing functions, such as collections, delinquency management and general customer relations provide the opportunity to manage and improve the performance of its residential mortgage loan portfolios by mitigating credit losses and prepayment risk through direct involvement with borrowers. The Company will continue to utilize recognized third party providers for portfolios of residential mortgage loans currently being serviced by such providers, as well as for standardized, systems intensive servicing functions, such as payment processing and tax, insurance and investor reporting.

     Portfolio Performance. The following table provides information with respect to prepayments, delinquencies and net losses for each of the Company's securitizations as of November 30, 1997, prior to any potential recoveries:

                                                                             DELINQUENCIES(2)
                       SECURITIZATION   ORIGINAL     CURRENT      CPR %     -------------------
SECURITY                    DATE         BALANCE     BALANCE    ACTUAL(1)   30+    60+     90+    % NET LOSSES(3)
--------               --------------   ---------    --------   ---------   ----   ----   -----   ---------------
                                        (DOLLARS IN MILLIONS)
1996-1                    01/25/96        $275         $145       29.49%    1.40%  0.71%  10.13%       0.58%
1996-2                    04/25/96         257          111       41.21     2.17   1.83    9.60        0.18
1996-3                    06/20/96         267          197       19.51     1.13   0.88    6.35        0.08
1996-4                    08/28/96         311          182       34.97     2.06   1.22   10.76        0.04
1996-5                    12/18/96         700          531       25.96     2.94   1.75    8.79        0.02
1997-1                    03/26/97         605          536       16.50     2.72   1.57    5.62        0.00
1997-2                    06/12/97         740          695       13.99     2.38   1.17    4.06        0.00
1997-3                    09/16/97         950          935        9.50     2.24   1.20    1.09        0.00
Weighted average(4)                                               18.09%    2.34%  1.32%   5.17%       0.06%

---------------

(1) The Constant Prepayment Rate ("CPR") represents the rate of prepayment experienced by the referenced securitized pool of mortgage loans, expressed as an annual rate, relative to the outstanding principal balance over the life of mortgage loans.
(2) The period of delinquency is based on the number of days payments are contractually past due. The delinquency statistics for the 90+ days data includes loans in foreclosure.
(3) Net Losses represents the aggregate amount, expressed as a percentage, which has been determined to be uncollectible relating to mortgage loans, less recoveries from liquidation proceeds and deficiency judgments.
(4) Based on the current balance at November 30, 1997.

COMMERCIAL FINANCE BUSINESS

     General. In 1996, the Company organized the Commercial Finance Group to provide financing to commercial borrowers in various targeted lending markets. The Company focuses on (i) loans to franchisees of nationally recognized restaurant, hospitality and automotive organizations, (ii) special situation mid- to high-yield lending, with an emphasis on the real estate and communications industries, and (iii) single family residential construction lending. Loans originated by the franchise lending operation are sold to third parties, principally through securitization, while the real estate, communications and single family residential construction loans are retained for the Company's own portfolio. Other ancillary products, services and investments provided by the Commercial Finance Group include equipment leasing, small business lending and loan servicing.

     Franchise Lending. ACLC's primary line of business is the origination, securitization and servicing of loans made to franchisees of nationally recognized fast food chains, family dining establishments, hotels and motels, automotive aftermarket servicers and truck stops. These borrower profiles emphasize, among other things, the borrower's experience with the particular operating concept (i.e., fast food, quick oil change, etc.) and the cash flow of the respective operating units. Management believes that this product can be expanded to include other small business loans made to operators with similar borrowing profiles. According to the

International Franchise Association, franchises comprise one out of every 12 businesses in the United States. The Franchise Trade Association has estimated that by the year 2000 over 50% of retail sales, or approximately $1 trillion, will be generated by franchises.

     The table set forth below provides information regarding the distribution of loans serviced by franchise category as of September 30, 1997 (dollars in thousands):

                                                                               PERCENTAGE OF
                                                                    TOTAL          TOTAL
                                                                 OUTSTANDING    OUTSTANDING
               FRANCHISE GROUP                 NUMBER OF LOANS   LOAN AMOUNT    LOAN AMOUNT
               ---------------                 ---------------   -----------   -------------
Quick service restaurants....................        723          $333,001          72.6%
Casual dining................................         59            47,357          10.3
Automotive after market services.............        126            42,450           9.3
Hospitality services.........................          5            20,353           4.4
Truck stop...................................          6             9,345           2.0
Other........................................          4             6,416           1.4
                                                     ---          --------         -----
          Total..............................        923          $458,922         100.0%
                                                     ===          ========         =====

     ACLC provides loans primarily for the refinancing, remodeling or purchase of existing facilities. ACLC also offers construction lending to franchisee borrowers to finance the construction of new facilities. The loans are funded primarily by a dedicated warehouse facility until they are securitized and sold. During the six months since the acquisition of ACLC (ending September 30, 1997), the franchise loans originated by ACLC had loan balances ranging from $0.04 million to $2.8 million, a coupon rate ranging from 8.3% to 10.7%, an original term to maturity ranging from 60 months to 180 months and a remaining term to maturity ranging from 57 months to 180 months.

     The franchise loans are generally originated in accordance with ACLC's underwriting guidelines, which focus on, among other things, the borrowers ability to repay the loan, the adequacy of the cash flow at the franchise unit(s), the real and tangible personal property that may serve as collateral for the loan, the experience of the borrower, the sales and demographic trends at the franchise units being financed and the credit history of the borrower and its principal shareholders. The underwriting process involves background checks of, and personal interviews with, prospective borrowers designed to further ACLC's understanding of the borrowers' business, the character and managerial qualities of the borrowers' management and the future direction, growth and financing needs of the borrowers' business. At September 30, 1997, ACLC had experienced no losses on loans in its servicing portfolio.

     ACLC generates loan volume using a combination of marketing efforts that include direct solicitation, direct mail, convention attendance and referrals from previous borrowers. During the six months since the acquisition of ACLC (ending September 30, 1997), ACLC had originated loans to borrowers in 33 states, with the greatest concentration of borrowers (by original principal amount of loans) being in Oregon ($18.3 million), Texas ($14.4 million) and Missouri ($11.9 million).

     In the second quarter of 1997, ACLC completed a securitization of approximately $132.5 million of loans. The investment grade securities in such securitization were sold in a private placement to investors and the residual interest securities were retained by ACLC. The investment grade certificates were rated "Aaa" by Moody's Investors Service, Inc., "AAA" by Standard & Poor's and "AAA" by Duff & Phelps Credit Rating Co. The ratings on the securities offered to investors were achieved by (i) limited cross-guarantee loan provisions for the various borrowers within the securitization and (ii) financial guarantee insurance provided by Capital Markets Assurance Corporation.

     ACLC retains the servicing rights to loans following securitization. ACLC has developed a proprietary servicing system due to the accounting requirements for the credit enhancement and the other features of ACLC's franchise lending program. At September 30, 1997, ACLC was servicing 923 franchise related loans with aggregate balances of $458.9 million. The table set forth below provides information regarding ACLC's delinquency experience for all franchise related loans originated by ACLC as of the periods indicated (dollars in thousands).

                                                                AS OF          AS OF
                                                              MARCH 31,    SEPTEMBER 30,
                                                                1997           1997
                                                              ---------    -------------
Total loan balances at end of period(1).....................  $341,395       $458,922
                                                              ========       ========
Delinquencies(2):
  31-60 Days................................................  $      0       $      0
  61-90 Days................................................       961              0
  91+ Days..................................................     5,911          2,124
                                                              --------       --------
Total delinquencies.........................................  $  6,872       $  2,124
                                                              ========       ========
Total delinquencies as a percentage of total loan
  balances(3)...............................................      2.01%          0.46%

---------------

(1) The Company acquired the business and assets of ACLC effective March 31, 1997.

(2) The period of delinquency is based on the number of days payments are contractually past due.

(3) Reflects contractual delinquencies. At September 30, 1997, all delinquencies in respect of franchise loans were paid by borrower cross guarantees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitization Practices."

     ACLC also originates, underwrites and closes loans that are funded by a third party conduit lender but only for credits that do not fit the profile for ACLC's securitizable loan products. The conduit lender then includes these loans in their securitization and ACLC records a gain from the sale to the conduit lender. ACLC also provides lease financing for business equipment, primarily restaurant equipment based on referrals from franchise borrowers.

     Special Situation Lending. In 1995, the Company began making commercial loans through AMRESCO Funding. AMRESCO Funding provides mid- to high-yield financing to borrowers in special situations that have been unable to obtain financing from traditional funding sources. In these transactions, the Company funds senior and subordinated indebtedness generally ranging from $2.0 million to $10.0 million for terms of one to four years to borrowers with an established management record. Borrowers targeted by AMRESCO Funding usually have reputations for enhancing value, but may lack the financial capacity to qualify for bank financing beyond a certain level. Loan structures vary as they are usually customized to fit the characteristics and purpose of the loans. Income is generally derived by a combination of interest, fees and (in some cases) a net profit interest.

     AMRESCO Funding lending activity for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 is as follows (dollars in thousands):

                                                         NINE MONTHS       YEAR ENDED
                                                            ENDED         DECEMBER 31,
                                                        SEPTEMBER 30,   ----------------
                                                            1997         1996      1995
                                                        -------------   -------   ------
Beginning Principal Balance...........................    $ 33,597      $ 1,712   $    0
  Principal Advances..................................     103,043       36,415    1,720
  Principal Payments..................................     (13,097)      (4,530)      (8)
                                                          --------      -------   ------
Ending Principal Balance..............................    $123,543      $33,597   $1,712
                                                          ========      =======   ======

     AMRESCO Funding lends primarily to the commercial real estate and communications industries (radio and television) from loan production offices in Texas, California, Oregon, Massachusetts, Virginia and Canada. Commercial real estate loans and loans to borrowers in the communications industries accounted for $84.1 million (68%) and $39.4 million (32%), respectively, of the total AMRESCO Funding principal balance at September 30, 1997.

     AMRESCO Funding tailors its underwriting processes to suit the industries, borrower types and various loan structures encountered in its business. The underwriting process for loans takes into account special risks associated with mid-to-high yield lending, including an in-depth assessment of the character, experience (including operating history) and financial capacity of the borrower or the borrowers' principal(s), a detailed analysis of the business, property or project being financed and an analysis of the market in which the borrower operates, including competition and market share data, comparable properties or businesses, as well as more general information such as population, job growth, median income and demographic data.

     The loans originated in AMRESCO Funding's business are serviced by AMRESCO Services. As of September 30, 1997, AMRESCO Services was servicing 30 loans with aggregate balances of $209.6 million for AMRESCO Funding. As of September 30, 1997, AMRESCO Funding had experienced no delinquencies or losses on its portfolio of outstanding loans and had established loan loss reserves of $4.2 million or 3.4% of aggregate loan balances.

     Single Family Residential Construction Lending. In January 1997, the Company established AMRESCO Builders Group to provide construction financing to builders of homes for first time and first move-up buyers. To facilitate this effort, the Company hired an experienced lending and servicing team formerly associated with a Texas financial institution. AMRESCO Builders Group targets experienced homebuilders that are starting from 100 to 1,500 units per year. These homes generally are in the $90,000 to $200,000 price range. Prospective borrowers must also have a minimum of three years proven experience in building and selling homes, satisfactory financial condition and acceptable credit history. AMRESCO Builders Group also provides a limited amount of acquisition and development lending for residential lots which will serve as feeder stock for the construction loan program. AMRESCO Builders Group funds loans through a dedicated warehouse debt facility.

     As of September 30, 1997, the residential construction loans originated by AMRESCO Builders Group have consisted of adjustable rate loans secured by first liens on homes under construction or lots. As of September 30, 1997, the loans have evidenced the following characteristics: maturities from six months (construction loans) to eighteen months (acquisition and development loans), and interest rates ranging from 9.5% to 10.5% for single family construction and acquisition and development loans.

     AMRESCO Builders Group currently has loan production offices in California, Arizona, Nevada, Georgia and Florida. AMRESCO Builders Group producers targets markets that its management believes have large or growing populations with qualifying incomes of home buying age. As of September 30, 1997, AMRESCO Builders Group loan balances outstanding were $50.0 million on commitments of $71.8 million. As of September 30, 1997, AMRESCO Builders Group had experienced no delinquencies or losses on its portfolio of outstanding loans and had established loan loss reserves of $0.4 million or 0.8% of aggregate loan balances.

     All loan processing, administration and servicing is performed in Houston, Texas. This process maximizes the benefits of current technology by electronically storing and tracking loan documents and information and allows AMRESCO Builders Group to provide a high level of service to borrower customers. For example, builder home completion records in the servicing system can be electronically updated by a computer download from inspectors in the field thereby speeding payment of draw requests. AMRESCO Builders Group believes that this level of service provides added value to the borrower while minimizing administrative cost.

COMPETITION

     General. The Company's competition varies by business line and geographic market. Generally, competition within each of the business lines in which the Company competes is fragmented, with national, local and regional competitors, none of which dominates a particular business line. Certain of the Company's competitors within each of its business lines are larger and have greater financial resources than the Company.

     Asset Management. The Asset Management business is a nationwide (and increasingly international) business with numerous financially strong and experienced competitors. The Company believes that its ability to acquire asset portfolios for its own account will be important to its future growth. Recently, the Company has encountered increased competition in the market for asset portfolios which could cause the Company to experience decreasing profit margins in this business line in order to remain a competitive bidder for asset portfolios. In addition, declining profit margins presented by current bidding opportunities has caused the Company to redeploy its capital in more profitable product lines. Asset portfolio acquisitions also require significant capital. The Company's competitors in the Asset Management business include Lennar Corp., Archon (an affiliate of Goldman, Sachs & Co.), J.E. Roberts Companies, GMAC and First City Financial Corp.

     Commercial Mortgage Banking. The Company's commercial mortgage banking business consists of real estate capital markets, commercial real estate lending and commercial loan servicing business lines. In each of these business lines, the Company competes on a nationwide basis. The real estate capital markets and commercial real estate lending businesses are fragmented, composed primarily of small local or regional firms. The Company believes that the commercial mortgage banking industry is moving toward greater consolidation and that well capitalized, full service, nationwide mortgage banking firms will emerge from this consolidation. The Company's objective is to improve its position as a major nationwide full service mortgage banker to the commercial real estate industry. The Company's competitors in the commercial mortgage banking business include Nomura Asset Capital Corporation, GMAC (commercial real estate finance), L.J. Melody & Co. and Washington Mortgage Corporation.

     The commercial loan servicing business is highly competitive. Distinct markets have developed for the servicing of performing loan pools, under-performing loan pools and non-performing loan pools. The Company has focused its commercial loan servicing business on the market for performing loan pools, the servicing market that management believes has the greatest potential for growth. The Company's competitors in the commercial loan servicing business include GMAC Commercial Mortgage Corporation, Midland Loan Services, L.P., G.E. Capital Asset Management and First Union Bank.

     Residential Mortgage Banking. The Company recently has encountered increased competition in the market for conventional, nonconforming residential mortgage loans as more originators and Conduit Purchasers enter this market. This could impact origination and acquisition volume and profit margins. Certain of the Company's larger, national competitors have access to greater financial resources and lower costs of capital. The Company's competitors in the residential mortgage banking business include the Associates, United Companies Financial, Money Store and Conti Mortgage Corp.

     Commercial Finance. The markets in which the Commercial Finance Group operates are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. The Commercial Finance Group's competitors include captive and independent diversified finance companies, specialty finance companies (including specialty franchise finance companies), commercial banks, thrift institutions, asset-based lenders, real estate investment trusts and leasing companies. Many of the competitors of the Commercial Finance Group are large companies that have substantial capital, technological and marketing resources, and some of these companies may have lower costs of capital than is available to the Commercial Finance Group.

EMPLOYEES

     At September 30, 1997, the Company and its subsidiaries employed 1,590 persons. Of that total, 227 persons were employed in the asset management group, 473 in the commercial mortgage banking group, 605 in the residential mortgage banking group, 97 in the commercial finance business and 188 in general corporate administration. The Company believes that its employee relations are generally good.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture (the "Subordinated Indenture"), dated as of March 1, 1997, between the Company and Bank One, Columbus, N.A., as trustee (the "Trustee"), and pursuant to an Officers' Certificate and Company Order dated as of February 23, 1998, establishing the terms of the Notes (the "Company Order") (the Subordinated Indenture, as supplemented by the Company Order, is sometimes referred to herein as the "Note Indenture"). A copy of the form of Subordinated Indenture is filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the Prospectus are a part. The following summary of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith modifies, the description of the general terms and provisions of the Subordinated Debt Securities set forth in the accompanying Prospectus under the caption "Description of Securities -- Debt Securities," to which description reference is hereby made. Whenever particular defined terms of the Note Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."

GENERAL

     The Notes will be unsecured, senior subordinated obligations of the Company and will mature on March 15, 2005. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from February 27, 1998, payable semiannually on March 15 and September 15 of each year (each, an "Interest Payment Date") commencing September 15, 1998, to Holders of record on the March 1 or September 1, as the case may be, immediately preceding the Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes are limited in aggregate principal amount to $350.0 million, of which $290.0 million was previously issued in the Initial Issuance and $40.0 million is offered hereby. All of such Notes have the same terms and will vote as a single class with respect to matters arising under the Indenture on which Holders of Notes are entitled to vote.

     Principal of and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at an office or agency to be maintained by the Company in the Borough of Manhattan, the City of New York, New York and Columbus, Ohio, except that, at the option of the Company, payment of interest may be by check mailed to the address of each Holder as such address appears in the Notes register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 principal amount and any integral multiple thereof. See "- Book Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     Subject to the covenants described below under "Covenants" and applicable law, the Company may issue additional notes under the Subordinated Indenture in an unlimited principal amount.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the Company's option, at any time in whole, or from time to time in part, on or after March 15, 2002, and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Notes register, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of Holders of record on the relevant record date that is on or prior to the redemption date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing March 15 of the years set forth below:

                                                               REDEMPTION PRICE
                                                               ----------------
2002........................................................       104.938%
2003........................................................       102.469%
2004 and thereafter.........................................       100.000%

REPURCHASE OF NOTES AT HOLDERS' OPTION

     The Note Indenture provides that each Holder shall have the right to require the Company to repurchase such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control. Within 15 days after the occurrence of a Change of Control, the Company is obligated to mail to all Holders of the Notes a notice (the "Company Notice") of the occurrence of such Change of Control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a Holder of Notes must deliver on or before the business day prior to the 30th day after the date of the Company Notice a written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any payments or repurchase any Notes as required by the foregoing covenant.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent that such laws or regulations are applicable in connection with the repurchase of Notes upon the occurrence of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Note Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Note Indenture by virtue of such compliance.

     The Note Indenture also provides that each Holder shall have the right to require the Company to repurchase its Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of any event requiring the Company to repurchase, or make an offer to repurchase, any Subordinated Debt other than the Notes. In the event such a requirement is effected with respect to Junior Debt, the Holders of the Notes must be paid in full prior to any payment to the holders of Junior Debt. In the event such a requirement is effected with respect to Subordinated Debt that is pari passu with the Notes, the Holders must be paid concurrently with the holders of the pari passu Subordinated Debt. Currently, there is no such outstanding repayment obligation on the part of the Company.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Note Indenture are applicable. Except as described above with respect to a Change of Control, the Note Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

SINKING FUND

     There will be no sinking fund payments for the Notes.

RANKING

     The Notes will be subordinated in right of payment to all existing and future Senior Debt of the Company and its Subsidiaries. The Notes will also be structurally subordinated to other indebtedness, preferred stock (if any) and other liabilities of the Company's Subsidiaries. At December 31, 1997, after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, there would have been outstanding approximately $1,737.5 million of Senior Debt of the Company and its Subsidiaries (including $1,338.4 million of which indebtedness was nonrecourse to the Company and its Subsidiaries, other than the respective Subsidiaries which incurred such debt). Under the most restrictive leverage covenant applicable to the Company and its Subsidiaries from previously contracted indebtedness (which occurs under the Revolving Loan Agreement), and after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, at December 31, 1997, the Company and its Subsidiaries could have incurred up to approximately $222.6 million of additional Senior Debt. The Notes will rank pari passu with other senior subordinated indebtedness issued by the Company (including $290.0 million principal amount of Notes issued in the Initial Issuance, $192.5 million principal amount of 10% Senior Subordinated Notes, Series 1997-A, due 2004, and $57.5 million principal amount of 10% Senior Subordinated Notes due 2003). At March 6, 1998, and after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, the Company could issue an additional $3.2 million of Subordinated Debt, which could include indebtedness ranking pari passu with the Notes. There is no limit on the amount of trade indebtedness the Company and its Subsidiaries may incur.

     The Company is principally a holding company whose assets consist primarily of shares of common stock issued to the Company by its Subsidiaries. The Notes will not be guaranteed by the Company's Subsidiaries. Accordingly, any right of the Company to receive assets of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of creditors and preferred stockholders (if any) of such Subsidiaries as proceeds from any such liquidation or reorganization will first be applied to satisfy obligations of such Subsidiaries owing to creditors and preferred stockholders (if any) before such proceeds may be available for distribution to the Company. At December 31, 1997, other liabilities (primarily unsecured trade indebtedness) of the Company's Subsidiaries totaled approximately $127.3 million and there were no shares of preferred stock of the Company's Subsidiaries outstanding. See "Risk Factors - Subordination of the Notes" and "Covenants -- Restrictions on Additional Funded Debt" in this Prospectus Supplement and "Description of Securities -- Debt Securities -- Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

CERTAIN DEFINITIONS

     The following terms shall have the meanings given below when used in connection with the Notes.

     "Acquired Indebtedness" is defined as indebtedness of a person existing at the time such person becomes a Subsidiary of the Company or assumed in connection with the acquisition by the Company or a Subsidiary of the Company of assets from such person, and not incurred in connection with, or in anticipation of, such person becoming a Subsidiary of the Company or such acquisition.

     "Board of Directors" is defined as either the board of directors of the Company or any duly authorized (generally or in any particular respect) committee appointed by that board.

     "Capital Lease Obligation" is defined as, with respect to any person, the obligations of such person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as capital lease obligations on the balance sheet of such person under GAAP, and the amount of such obligations at the time any determination thereof is to be made for purposes hereof shall be the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Change of Control" is defined as the occurrence of one or more of the following events: (i) a person or entity or group of persons or entities acting in concert as a partnership, limited partnership, syndicate or other group shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of Voting Stock of the Company representing 50% or more of the combined voting power of the outstanding Voting Stock of the Company; (ii) the consummation of (x) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Voting Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Voting Stock immediately prior to the merger have a majority of voting power with respect to the Voting Stock of the surviving corporation immediately after the merger, or (y) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, other than a sale or other transfer in which the holders of the Company's Voting Stock immediately prior to such sale or transfer have a majority of voting power with respect to the Voting Stock of the transferee corporation immediately after such sale or other transfer; (iii) approval by the shareholders of the Company of a plan or proposal for the liquidation or dissolution of the Company, other than a liquidation or dissolution in which the holders of the Company's Voting Stock immediately prior to such liquidation or dissolution have the same proportionate share of voting power with respect to the Voting Stock of the corporation which will hold all or substantially all of the assets of the Company immediately after such liquidation or dissolution; or (iv) individuals who as of the date of the

Company Order constituted the Board of Directors shall cease for any reason to constitute a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director was approved by at least a majority of the directors who were members of such Board of Directors at the time of such nomination or election.

     "Consolidated Capitalization" is defined as, for any date as of which such determination is being made, the sum of Subordinated Debt plus Consolidated Net Worth, in each case as set forth on the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, as of the end of the most recently completed fiscal quarter of the Company for which consolidated financial statements of the Company are available.

     "Consolidated EBITDA" is defined as, for any period, the sum of (i) Consolidated Net Income before income taxes and, to the extent deducted in calculating Consolidated Net Income, (ii) depreciation expense, plus amortization of intangibles, plus interest expense, each as deducted in determining Consolidated Net Income before taxes, determined in accordance with GAAP on a consolidated basis for the Company and its Subsidiaries.

     "Consolidated Interest Expense" is defined as, for any period, the interest expense which is required to be shown as such on the financial statements of the Company and its Subsidiaries, on a consolidated basis, prepared in accordance with GAAP.

     "Consolidated Net Income" is defined as, for any period, the amount of Consolidated Net Income (loss) of the Company, determined in accordance with GAAP; provided, however, that there shall not be included in Consolidated Net Income (i) any net income (loss) of a Subsidiary of the Company for any period during which it was not a Consolidated Subsidiary (provided that equity method of accounting affiliates shall not be excluded); (ii) any net income (loss) of businesses, properties, or assets acquired or disposed of (by way of merger, consolidation, purchase, sale or otherwise) by the Company or any Subsidiary of the Company for any period prior to the acquisition thereof or subsequent to the disposition thereof, including any net income (loss) of any person acquired by the Company or a Subsidiary of the Company in a transaction accounted for as a pooling of interests, for any period prior to the date of acquisition; (iii) all extraordinary gains and losses, net of any tax effect; (iv) the cumulative effect of a change in accounting principles; and (v) the net income of any Subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of such income is not at the time permitted by the express terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary.

     "Consolidated Net Worth" is defined as, for any date as of which such determination is being made, the excess, as determined in accordance with GAAP, after appropriate deduction for minority interests in the net worth of Consolidated Subsidiaries, of the Company's assets over its liabilities, in each case as set forth on the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, as of the end of the most recently completed fiscal quarter of the Company for which consolidated financial statements of the Company are available.

     "Consolidated Subsidiary" is defined as a Subsidiary of the Company, the financial statements of which are consolidated with the financial statements of the Company in accordance with GAAP.

     "Corporation" is defined as any corporation, association, company, joint stock company, limited liability company or business trust.

     "Disqualified Stock" is defined as any capital stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the scheduled maturity of the Notes.

     "Funded Debt" is defined as any of the following obligations of the Company or any Subsidiary of the Company which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 360 days after the date of the creation or incurrence of such obligation: (i) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities or services (including, without limitation, any interest accruing subsequent to an event of default), (ii) all obligations (including the Notes) evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with GAAP, (iv) all Capital Lease Obligations, (v) liabilities of the Company actually due and payable under banker's acceptances or letters of credit, (vi) all indebtedness of the type referred to in clauses (i), (ii), (iii), (iv) or (v) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or security interest in property of the Company or any Subsidiary of the Company (including, without limitation, accounts and contract rights), even though the Company or any Subsidiary of the Company has not assumed or become liable for the payment of such indebtedness and (vii) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (i) through (vi), regardless of whether such obligation would appear on a balance sheet prepared in accordance with GAAP.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as are approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Note Indenture shall be computed in conformity with GAAP.

     "Holder" is defined as a person in whose name a Note is registered in the Notes register.

     "Incur" means to issue, assume, guarantee, incur or otherwise become liable for any Indebtedness; provided, however, that any Indebtedness of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "Indebtedness" is defined as any obligations of the Company or any Subsidiary of the Company that would constitute Funded Debt but for their term of maturity.

     "Interest Coverage Ratio" is defined as, for any date of determination, the ratio of (i) Consolidated EBITDA for the immediately preceding four most recent consecutive calendar quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available, to (ii) Consolidated Interest Expense for such four consecutive calendar quarters; provided, however, that:

          (i) if the Company or any Subsidiary has Incurred any Senior Recourse Debt (other than pursuant to the Revolving Loan Agreement, as amended from time to time, or any successor or replacement facilities) or Subordinated Debt since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Interest Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to (A) the Incurrence of such Senior Recourse Debt or Subordinated Debt as if it had been Incurred on the first day of such period and (B) the discharge of any other Indebtedness repaid, cancelled, defeased or otherwise discharged with the proceeds of such new Senior Recourse Debt or Subordinated Debt as if such discharge had occurred on the first day of such period;

          (ii) if since the beginning of such period the Company or any Subsidiary of the Company shall have disposed of its equity investment in a Subsidiary such that such Subsidiary is no longer consolidated on a consolidated balance sheet of the Company prepared in accordance with GAAP, then (A) Consolidated EBITDA for such period shall be reduce by an amount equal to the portion of Consolidated EBITDA (if positive) directly attributable to such divested Subsidiary for such period, and (B) Consolidated Interest Expense for such period shall be reduced by an amount equal to the portion of Consolidated Interest Expense for such period directly attributable to such Subsidiary to the extent the Company and its other Subsidiaries are no longer liable for such Indebtedness after such sale or other disposition; and

          (iii) if since the beginning of such period the Company or any Subsidiary of the Company shall have acquired or made an equity investment in a person which as a result thereof became a Subsidiary which is consolidated on a consolidated balance sheet of the Company prepared in accordance with GAAP, then Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis giving effect thereto (and to the Incurrence of any Indebtedness Incurred by the Company or any of its Subsidiaries to finance such acquisition or investment) as if such acquisition or investment had occurred on the first day of such period.

     For purposes of this definition, if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

     "Junior Debt" is defined as the principal amount of, premium, if any, and interest on, and any other amounts payable in respect of, any Funded Debt, whether outstanding on the date of execution of the Subordinated Indenture or thereafter Incurred, provided that in the instrument creating or evidencing such Funded Debt or pursuant to which such Funded Debt is outstanding it is provided that (i) such Indebtedness is junior in right of payment to the Notes, (ii) no payments with respect to such Indebtedness may be made at any time that an Event of Default shall have occurred and be continuing and (iii) no payments other than the payment of interest may be made with respect to such Indebtedness at any time the Notes are Outstanding.

     "Material Subsidiary" is defined as Holliday Fenoglio Fowler, L.P., AMRESCO Services, L.P., AMRESCO Residential Mortgage Corporation, AMRESCO Residential Credit Corporation, AMRESCO Commercial Lending Corporation and any other Subsidiary of the Company whose assets or revenues comprise at least five percent (5%) of the assets or revenues of the Company and the Subsidiaries of the Company on a consolidated basis as of the end of, or for, the Company's most recently completed fiscal quarter, as determined from time to time.

     "Net Cash Proceeds" means, with respect to any issuance or sale of capital stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Outstanding" when used with respect to the Notes, is defined as, as of the date of determination, all Notes theretofore authenticated and delivered hereunder, except: (i) Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation; (ii) Notes or any portion thereof for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any paying agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own paying agent) for the Holders; (iii) any Note with respect to which the Company has effected defeasance pursuant to the Subordinated Indenture; and (iv) Notes which have been paid pursuant to the Subordinated Indenture or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant hereto, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a bona fide purchaser in whose hands such Notes are valid obligations of the Company.

     "Senior Debt" is defined as the principal amount of, premium, if any, and interest on, and all other amounts due on or in connection with (i) Funded Debt, whether outstanding on the date of issuance of the Notes or thereafter created or incurred, unless it is provided in the appropriate instrument that such Funded

Debt is subordinated in right of payment or in rights upon liquidation to any other Funded Debt, and (ii) renewals, extensions and refundings of any such indebtedness.

     "Senior Recourse Debt" is defined as Senior Debt minus any Funded Debt of the Company or any of its Subsidiaries that is (A) (i) specifically advanced to finance the acquisition of assets classified on the Company's balance sheet as "assets held for sale" and (ii) either (a) secured only by the assets to which such indebtedness relates without recourse to the Company or any of its Subsidiaries or (b) issued under a loan agreement that requires each advance to be repaid upon sale of the assets to which such advance relates within no more than one year from the date of such advance or (B) advanced to a Subsidiary of the Company or group of Subsidiaries of the Company formed for the sole purpose of acquiring or holding a portfolio of assets (i) against which a loan is obtained that is made without recourse to, and with no cross-collateralization against the assets of, the Company or any other Subsidiary of the Company, and
(ii) upon complete or partial liquidation of which the loan must be correspondingly completely or partially repaid, as the case may be.

     "Subordinated Debt" is defined as all Funded Debt except Senior Debt.

     "Subsidiary" is defined as, with respect to any person, (i) any entity of which at the time of determination more than 50% of the shares of Voting Stock is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such person or a Subsidiary of such person or (b) the only general partners of which are such person or one or more Subsidiaries of such person (or any combination thereof).

     "Total Funded Recourse Debt" is defined as Senior Recourse Debt plus Subordinated Debt.

     "Voting Stock" when used with respect to a Corporation or other person, is defined as stock or other interests (including partnership interests) of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Corporation or other person (irrespective of whether at the time stock or securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

COVENANTS

     The Note Indenture contains a number of covenants relating to the Company and its operations, including the following:

          Restrictions on Additional Funded Debt. The Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, Incur any Funded Debt if, immediately after giving effect thereto (including giving effect to the substantially concurrent retirement of any existing Indebtedness from the proceeds of such additional Funded Debt): (i) the aggregate amount of Senior Recourse Debt outstanding would exceed 450% of the Company's Consolidated Capitalization; (ii) the aggregate amount of Total Funded Recourse Debt outstanding would exceed 600% of the Company's Consolidated Net Worth; or (iii) the aggregate amount of Subordinated Debt outstanding would exceed 100% of the Company's Consolidated Net Worth. In addition, the Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, Incur any Senior Recourse Debt (other than pursuant to the Revolving Loan Agreement, as amended from time to time, or any successor or replacement facilities) or Subordinated Debt if, immediately after giving effect thereto (including giving effect to the substantially concurrent retirement of any existing Indebtedness from the proceeds of such additional Indebtedness) the Interest Coverage Ratio would be less than 1.25 to 1. As of December 31, 1997, the Company's Consolidated Capitalization was approximately $658.5 million, including Consolidated Net Worth of $408.5 million and $250.0 million of Subordinated Debt on a consolidated basis. As of December 31, 1997, and after giving effect to the sale of the Notes offered hereby, the issuance of the Notes in the Initial Issuance and the issuance of Common Stock in the Common Stock Offering (including the exercise in full of the underwriters over-allotment option), the Company could have incurred approximately $222.6 million of additional Senior Recourse Debt and approximately $225.8 million of Total Funded Recourse Debt. As of March 6, 1998, and after giving effect to the Notes Offering and the Common Stock Offering and the application of the net proceeds therefrom, the Company could have incurred approximately $3.2 million of additional Subordinated Debt under this covenant.

          Restrictions on Dividends, Redemptions and Other Payments. The Note Indenture provides that the Company may not, and may not permit any of its Subsidiaries to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or in respect of, either in cash or property, any shares of its capital stock (except dividends or other distributions payable solely in shares of its capital stock (other than Disqualified Stock), and except for dividends or distributions payable to the Company or any of its Subsidiaries (and, if such Subsidiary is not wholly-owned by the Company, to such Subsidiary's other stockholders on a pro rata basis), (ii) purchase, redeem, or retire or otherwise acquire for value any shares of capital stock or any warrants, rights or options to purchase or acquire any shares of capital stock of the Company, or (iii) purchase, repurchase, redeem, defease or otherwise acquire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Junior Debt of the Company or any of its Subsidiaries (other than the purchase, repurchase or other acquisition of Junior Debt acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case within one year of the date of such acquisition) (such dividends, purchases, redemptions, retirements, defeasance, payments and distributions, collectively, "Restricted Payments") if, after giving effect thereto,

             (1) an Event of Default (as defined in the Subordinated Indenture) would have occurred or has occurred and is continuing; or

             (2) (A) the sum of (i) such Restricted Payments plus (ii) the aggregate amount of all Restricted Payments made during the period after December 31, 1996 would exceed (B) the sum of (i) $50 million plus (ii) 50% of the Company's Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after December 31, 1996 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which consolidated financial statements of the Company are available (with 100% reduction for a loss in any fiscal quarter), plus
        (iii) the cumulative Net Cash Proceeds received by the Company from the issuance or sale after December 31, 1996 of capital stock of the Company, other than Disqualified Stock or the sale of capital stock to a Subsidiary of the Company or an employee stock ownership plan maintained by the Company, plus (iv) the amount of any Indebtedness, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP, that has been converted into common stock of the Company after December 31, 1996; or

             (3) the Company would not able to incur at least an additional $1.00 of Funded Debt under the covenant described above.

     Notwithstanding the foregoing, the Company may make a Restricted Payment within 60 days after the date of declaration thereof if the declaration of such Restricted Payment was permitted under this covenant when made. For purposes of this covenant, the amount of any Restricted Payment payable in property shall be deemed to be the fair market value of such property as determined by the Board of Directors.

          Limitation on Ranking of Future Indebtedness. The Note Indenture provides that the Company will not, directly or indirectly, Incur any Funded Debt which is expressly subordinate in right of payment to any Senior Debt, other than Junior Debt or Subordinated Debt that is pari passu with the Notes in right of payment. For purposes of this covenant, the Incurrence of Senior Debt which is unsecured shall not, because of its unsecured status, be deemed to be subordinate in right of payment to Senior Debt which is secured.

          Limitations on Restricting Subsidiary Dividends. The Note Indenture provides that neither the Company nor its Subsidiaries may create or otherwise cause to become effective or to exist any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to (i) pay dividends or make any other distribution on its capital stock,
     (ii) pay any indebtedness owed to the Company or any other Subsidiary of the Company or (iii) make loans, advances or capital contributions or transfer assets or properties to the Company or any other Subsidiary of the Company except (a) as set forth in the instrument evidencing or the agreement governing Acquired Indebtedness of any acquired entity which becomes a Subsidiary of the Company, provided, that any restriction or encumbrance under such instrument or agreement existed at the time of acquisition, was not put in place in anticipation of such acquisition, and is not applicable to any person, other than the person or property or assets of the person so acquired; (b) as set forth in, or permitted by, the Master Indenture, the Notes and the Company Order;
     (c) customary provisions restricting subletting or assignment of any lease or license of the Company or any Subsidiary of the Company; (d) any encumbrance or restriction arising under applicable law; (e) any encumbrance or restriction arising under indebtedness or other agreements existing on the date of original issuance of the Notes; (f) any restrictions with respect to a Subsidiary of the Company imposed pursuant to an agreement that has been entered into for the sale or disposition of the stock, business, assets or properties of such Subsidiary; (g) any encumbrance or restriction arising under the terms of purchase money obligations, but only to the extent such purchase money obligations restrict or prohibit the transfer of the property so acquired; (h) any encumbrance or restriction arising under customary nonassignment provisions in installment purchase contracts; (i) any encumbrance or restriction on the ability of any Subsidiary of the Company to transfer any of its property acquired after the date hereof to the Company or any Subsidiary of the Company that is required by a lender to, or purchaser of any indebtedness of, such Subsidiary in connection with a financing of the acquisition of such property (including with respect to the purchase of asset portfolios and pursuant to the underwriting or origination of mortgage loans) by such Subsidiary; and (j) any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement described in the foregoing clauses (a) through (i).

          Limitation on Transactions with Affiliates. Neither the Company nor any of its Material Subsidiaries may enter into any transactions (or series of related transactions), including, without limitation, any loan, advance, guarantee or capital contribution to, or for the benefit of, or any sale, purchase, lease, exchange or other disposition of any property or the rendering of any service, or any other direct or indirect payment, transfer or other disposition (a "Transaction"), involving payments in excess of $60,000, with any affiliate of the Company (other than a wholly-owned Subsidiary of the Company), on terms and conditions less favorable to the Company or such Material Subsidiary, as the case may be, than would be available at such time in a comparable Transaction in arm's length dealings with an unrelated person as determined by the Board of Directors. These provisions do not apply to (i) Restricted Payments otherwise permitted under the Note Indenture, (ii) fees and compensation (including amounts paid pursuant to employee benefit plans) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company, as determined by the Board of Directors or its senior management in the exercise of their reasonable business judgment, or (iii) payments for goods and services purchased in the ordinary course of business on an arm's length basis.

          Limitation on Liens. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any lien, pledge, charge or other encumbrance ("Lien") that secures obligations in respect of any Subordinated Debt or Junior Debt on any asset or property of the Company or such Subsidiary (including the capital stock of any such Subsidiary), or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with the obligations so secured (or senior to, in the event the Lien relates to Junior Debt) until such time as such obligations are no longer secured by a Lien.

COMMISSION REPORTS AND REPORTS TO HOLDERS

     So long as the Company is a reporting company under the Exchange Act, the Company will furnish to the Trustee and mail to each Holder annual reports of the Company containing audited consolidated financial statements and interim reports with unaudited consolidated summary financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to the Trustee and mail to each Holder annual audited consolidated financial statements and quarterly unaudited consolidated summary financial statements.

EVENTS OF DEFAULT

     The Notes are subject to certain Events of Default as set forth under "Description of Securities -- Debt Securities -- Events of Default" in the accompanying Prospectus.

CONSOLIDATION, MERGER OR TRANSFER

     The Company is subject to certain restrictions on its ability to consolidate with, merge with or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation as set forth under "Description of Securities -- Debt Securities -- Consolidation, Merger or Transfer" in the accompanying Prospectus.

DEFEASANCE

     The Notes are subject to the Company's legal defeasance option and covenant defeasance option as set forth under "Description of Securities -- Debt Securities -- Defeasance Provisions" in the accompanying Prospectus.

AMENDMENT AND WAIVER OF THE SUBORDINATED INDENTURE

     Subject to certain exceptions, any past default or compliance with any provisions of the Subordinated Indenture may be waived with the consent of the Holders of a majority in principal amount of the Notes then Outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no past default (i) in the payment of the principal of (or premium, if any) or interest on the Notes when due, unless theretofore paid in full and cured in accordance with the terms thereof, or (ii) in respect of a covenant or provision contained in the Subordinated Indenture which, under the terms thereof, cannot be modified or amended without the consent of the Holder of each outstanding Note, may be waived.

     Without the consent of any Holder, the Company and the Trustee may amend the Subordinated Indenture to, among other things, (i) provide for the assumption by a successor corporation of the obligations of the Company under the Subordinated Indenture, (ii) add to the covenants of the Company for the benefit of the Holders or to surrender any right or power conferred upon the Company, (iii) add to the Events of Default, (iv) add to, change or eliminate any of the provisions of the Subordinated Indenture in respect of the Notes in such a manner as would not adversely modify the rights of the Holders, and (v) cure any ambiguity, omission, defect or inconsistency in the Subordinated Indenture; provided, however, that no such amendment may, without the consent of each Holder affected thereby, among other things, (A) change the Stated Maturity of the principal of, or any installment of principal of, premium, if any, or interest on, any Note, (B) reduce the above-stated percentage of outstanding Notes, the consent of whose Holders is necessary to amend the Subordinated Indenture, (C) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (D) impair the right of a Holder to institute suit for the enforcement of any payment, on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Note, or (E) make any change to the subordination provisions of the Note Indenture that would adversely affect the rights of Holders.

     After an amendment under the Subordinated Indenture becomes effective, the Company is required to mail to all Holders a notice briefly describing the general terms and substance of such amendment.

BOOK-ENTRY; DELIVERY AND FORM

     The Notes initially will be represented by one or more fully registered global securities (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, as depositary ("DTC"), and registered in the name of DTC's nominee. Except as described in the accompanying Prospectus, the Notes will be available for purchase in denominations of $1,000 principal amount, and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the accompanying Prospectus, no Global Note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. See "Description of Securities -- Debt Securities -- Global Securities" in the accompanying Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in same-day funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

CONCERNING THE TRUSTEE

     Bank One, Columbus, N.A. is the Trustee under the Subordinated Indenture and is also the Note Registrar. The Trustee may be removed at any time upon 30 days written notice by the Company. Bank One, Columbus, N.A. is also Trustee and Registrar with respect to the Company's 10% Senior Subordinated Notes due 2004 and the Company's 10% Senior Subordinated Notes due 2003. Bank One, Texas, N.A., an affiliate of Bank One, Columbus, N.A., is a lender under the Revolving Loan Agreement.

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The following summaries of the principal terms of certain credit facilities, the Senior Note Indenture, the 1996 Senior Subordinated Note Indenture and the 1997 Senior Subordinated Note Indenture do not purport to be complete and are subject to the detailed provisions of, and qualified in their entirety by reference to, such agreements. The Company will provide without charge to each person to whom a copy of this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any agreement described in this section. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

REVOLVING LOAN AGREEMENT

     General. Effective February 7, 1997, the Company and certain of its subsidiaries entered into the Revolving Loan Agreement (the "Revolving Loan Agreement") with NationsBank of Texas, N.A. ("NationsBank" and, in its capacity as agent, the "Agent"), and other lending institutions party thereto, as lenders (collectively, the "Banks"), which replaced the Company's previous revolving line of credit with NationsBank as agent bank. The Revolving Loan Agreement was amended effective as of September 30, 1997 to increase borrowing limits thereunder, among other things. A total of $431.8 million was outstanding under this facility at January 26, 1998. At January 26, 1998, the Company had outstanding $4.1 million in face amount of letters of credit pursuant to such facility.

     The Revolving Loan Agreement provides for a $550.0 million credit facility, of which up to $490.0 million was available pursuant to lender commitments at January 31, 1998. The Company is seeking to obtain lender commitments for the remaining $60.0 million of the total facility amount, although no assurance can be given that such commitments will be obtained. Assuming commitments were received for the full $550.0 million, the Revolving Loan Agreement would permit up to $490.0 million of indebtedness to be incurred pursuant to a revolving credit facility and $100 million to be incurred pursuant to a term facility, subject to a combined borrowing limit of $550.0 million. The borrowing base is determined from time to time based upon a formula, the application of which may take into account loan commitments of and outstanding amounts from the Banks to the Company and certain subsidiaries of the Company, cash flows from certain investments, performing loans, nonperforming loans and other investments and assets of the Company. Availability under the Revolving Loan Agreement as of January 26, 1998 was $23.2 million. Advances under the Revolving Loan Agreement may be used for general corporate purposes. There is also a sublimit of 10% of the revolving commitment for letters of credit exposure. The facility permits the Company to make draws denominated in certain foreign currencies subject to restrictions, terms and reserves approved by the Agent and the Banks.

     Ranking. Indebtedness under the Revolving Loan Agreement constitutes Senior Debt.

     Security. Indebtedness under the Revolving Loan Agreement is secured by substantially all the assets of the Company not pledged under other facilities, including the stock of a majority of the Company's subsidiaries.

     Interest. Indebtedness under the Revolving Loan Agreement generally bears interest at a rate based (at the Company's option) upon (i) the Variable Rate (defined as the greater of the Agent's prime rate, as announced from time to time, and the Federal Funds Rate (as defined in the Revolving Loan Agreement) plus 0.50%) or (ii) the Adjusted LIBOR Rate (as defined in the Revolving Loan Agreement). All advances funded in foreign currencies bear interest at the Alternate Currency Rate (as defined in the Revolving Loan Agreement).

     Maturity. The revolving credit facility portion of the Revolving Loan Agreement will mature on May 31, 1999 and the term facility portion of the Revolving Loan Agreement will mature on May 31, 2001.

     Fees. The Company is required to pay to the Banks a commitment fee of 20 to
37.5 basis points per annum, payable in arrears on a quarterly basis, on the committed undrawn amount of the Revolving Loan Agreement. In addition, the Company is required to pay to the Agent (for the account of each of the Banks) certain fees, generally payable in arrears on a quarterly basis, in respect of letters of credit issued under the Revolving Loan Agreement. The Company also will pay to the Agent, or an affiliate thereof, certain other fees for the Agent's role in administering the Revolving Loan Agreement.

     Conditions to Funding Extensions of Credit. The obligation of the Banks to make loans or extend letters of credit is subject to the satisfaction of certain customary conditions, including, without limitation, proper requests for credit, the absence of any credit default and any default which would occur as a result of the extension of credit under the Revolving Loan Agreement and all representations and warranties under the Revolving Loan Agreement being true and correct in all material respects.

     Covenants. The Revolving Loan Agreement requires the Company to meet certain financial tests, including minimum consolidated tangible net worth, maximum leverage, minimum fixed charge coverage ratio and minimum EBITDA. The Revolving Loan Agreement contains covenants that limit the incurrence of additional indebtedness, investments, asset sales, loans to shareholders, dividends, transactions with affiliates, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Revolving Loan Agreement also contains additional covenants that require, among other things, the Company to maintain adequate insurance, to remain in its primary business and related businesses which the Company was engaged in as of the execution of the Revolving Loan Agreement, to provide certain information to the Agent, including financial statements, notices, officer's certificates containing statements of compliance with the requirements of the Revolving Loan Agreement and reports, to permit inspections of the books and records of the Company and its subsidiaries by the Agent, to comply with applicable laws, including environmental laws and ERISA, and to pay taxes.

     Events of Default. The Revolving Loan Agreement contains customary events of default, including, among other things, principal, interest, fee and other payment defaults, covenant defaults (subject to certain cure periods), breaches of representations and warranties, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, certain liquidation or dissolution defaults, judgment defaults for one or more judgments or orders for the payment of money aggregating in excess of $500,000 (subject to certain cure periods), failure of any guaranty or security agreement supporting the Revolving Loan Agreement to be in full force and effect and change of control of the Company.

     Indemnification. Under the Revolving Loan Agreement, the Company has agreed to indemnify the Agent and the Banks from and against any and all claims, demands, causes of actions, liabilities, losses, damages, costs and expenses of any kind (including, without limitation, reasonable fees, disbursements and costs of counsel for the Agent and the Banks) that may be incurred by the Agent or any of the Banks relating to or arising out of the Revolving Loan Agreement, provided that the Company is not liable for any such claims, demands, causes of action, liabilities, losses, damages, costs or expenses resulting from such indemnified party's own gross negligence or willful misconduct.

AMRESCO RESIDENTIAL FACILITIES

  PRUDENTIAL WAREHOUSE FACILITY

     General. On June 12, 1997, ARCMI and Prudential Securities Credit Corporation entered into the Prudential Warehouse Facility. The Prudential Warehouse Facility is currently a minimum $500.0 million credit facility (subject to a $500.0 million combined facility limit with the ACLC Prudential Warehouse Facility) that ARCMI uses to finance the acquisition and warehousing of certain residential mortgage loans and certain properties. See
"Business -- Residential Mortgage Banking Business." A total of $327.3 million was outstanding under the Prudential Warehouse Facility at December 31, 1997. The Prudential Warehouse Facility is nonrecourse to the Company and its subsidiaries, other than ARCMI.

     Ranking. Indebtedness under the Prudential Warehouse Facility constitutes Senior Debt.

     Security. ARCMI's indebtedness under the Prudential Warehouse Facility is secured by all residential mortgage loans acquired by ARCMI using funds obtained under the Prudential Warehouse Facility.

     Interest. Indebtedness under the Prudential Warehouse Facility generally bears interest at a rate based upon LIBOR plus an Applicable Margin (as defined in the Prudential Warehouse Facility) which ranges from .70% to .90%.

     Maturity. The stated maturity date for the Prudential Warehouse Facility is February 12, 1998.

     Conditions to Extensions of Credit. The obligation of Prudential Securities Credit Corporation to make loans to ARCMI under the Prudential Warehouse Facility is subject to certain customary conditions, including, without limitation, the delivery of certain documents, instruments and applications by ARCMI, approval by Prudential Securities Credit Corporation of the mortgage loan pool to be acquired by ARCMI, the absence of any default under the Prudential Warehouse Facility, the making of various representations and warranties, and all representations and warranties under the Prudential Warehouse Facility being true and correct. The Prudential Warehouse Facility also requires that ARCMI pledge certain documents related to the mortgage loans under the facility.

     Covenants. The Prudential Warehouse Facility requires ARCMI to meet certain financial tests, including, among other things, minimum tangible equity capital and a maximum leverage ratio. The Prudential Warehouse Facility also contains covenants that, among other things, require ARCMI to provide certain information to Prudential Securities Credit Corporation, including financial statements and other reports regarding the mortgage loans, to maintain adequate insurance, and to comply with applicable laws.

     Events of Default. The Prudential Warehouse Facility contains customary events of default, including, without limitation, principal, interest and other payment defaults, cross-defaults by ARCMI to certain other indebtedness, breaches of covenants or representations and warranties, certain events of bankruptcy and insolvency (including of the Company) and material adverse changes in the financial condition of ARCMI or the Company.

     Indemnification. Under the Prudential Warehouse Facility, ARCMI has agreed to indemnify Prudential Securities Credit Corporation against all liabilities, losses, damages, judgments, costs and expenses of any kind which relate to or arise out of the Prudential Warehouse Facility and all related documents and items thereunder, provided that ARCMI is not liable for such matters resulting from the negligence or willful misconduct of Prudential.

  MORGAN STANLEY WAREHOUSE FACILITY

     General. ARCMI also entered into a warehouse credit facility with Morgan Stanley Mortgage Capital Inc., which was amended and restated as of August 20, 1997. The Morgan Stanley Warehouse Facility provides for a maximum borrowing capacity of $500.0 million on a committed basis and $500.0 million on an uncommitted basis to directly or indirectly finance the origination or acquisition and/or the funding of the origination or acquisition of certain mortgage loans. As of December 31, 1997, $619.7 million was outstanding under the Morgan Stanley Warehouse Facility bearing interest at a rate of 6.3% per annum. The Morgan Stanley Warehouse Facility is non-recourse to the Company and its subsidiaries, other than ARCMI and ARMC.

     Ranking. Indebtedness under the Morgan Stanley Warehouse Facility constitutes Senior Debt.

     Security. The Morgan Stanley Warehouse Facility is secured by the mortgages originated or acquired using funds obtained under the facility. ARMC is a pledgor on this facility.

     Interest. Indebtedness under the Morgan Stanley Warehouse Facility generally bears interest at a rate based upon the Eurodollar Rate (as determined by a formula defined in the Morgan Stanley Warehouse Agreement) plus 0.45% to 0.90%.

     Maturity. The stated maturity date for the Morgan Stanley Warehouse Facility is October 24, 1998. Maturity may occur earlier subject to various provisions of the facility and by operation of law.

     Conditions to Extensions of Credit. The obligation of Morgan Stanley Mortgage Capital, Inc. to make the initial and subsequent loans to ARCMI under the Morgan Stanley Warehouse Facility is subject to certain customary conditions, including, without limitation, the delivery of certain documents, instruments and applications by ARCMI, approval by Morgan Stanley Mortgage Capital Inc. of the mortgage loan pool to be acquired by ARCMI, the absence of any default under the Morgan Stanley Warehouse Facility, the outstanding principal not to exceed an amount determined under the facility and all representations and warranties under the Morgan Stanley Warehouse Facility being true and correct. In addition, the Morgan

Stanley Warehouse Facility requires various conditions, including, without limitation, that no "catastrophic" events occur such that there is an absence of a "lending market" for financing debt obligations secured by mortgage loans.

     Covenants. The Morgan Stanley Warehouse Facility requires ARCMI to meet certain financial tests, including, without limitation, minimum net worth capital and a maximum leverage ratio. The Morgan Stanley Warehouse Facility also contains covenants that, among other things, require ARCMI to provide certain information to Morgan Stanley Mortgage Capital, Inc., including financial statements and other reports regarding the mortgage loans and the legal and financial status of ARCMI, to maintain adequate insurance, to comply with applicable laws and to maintain proper legal existence. The Morgan Stanley Warehouse Facility also contains prohibitions on ARCMI's incurrence of additional debt, sale of assets, making of distributions and various other acts.

     Events of Default. The Morgan Stanley Warehouse Facility contains customary events of default, including, without limitation, various payment defaults, breaches of covenants or representations and warranties, certain events of bankruptcy and insolvency (including any of ARCMI's subsidiaries) the taking of a judgment or judgments in excess of $5.0 million and material adverse changes in the financial condition of ARCMI or any of its subsidiaries.

     Indemnification. Under the Morgan Stanley Warehouse Facility, ARCMI has agreed to indemnify Morgan Stanley Mortgage Capital Inc. against all liabilities, losses, damages, judgments, costs and expenses of any kind which relate to or arise out of the Morgan Stanley Warehouse Facility, provided that ARCMI is not liable for such matters resulting from the gross negligence or willful misconduct of Morgan Stanley Mortgage Capital, Inc.

  CSFB WAREHOUSE FACILITY

     General. ARCMI entered into the CSFB Warehouse Facility with CS First Boston Mortgage Capital Corp. ("CSFB") on December 23, 1996 to finance the acquisition and warehousing of residential mortgage loans. The CSFB Warehouse Facility provides that CSFB will make advances to ARCMI in an amount not to exceed $500.0 million. As of December 31, 1997, $11.8 million was outstanding under the CSFB Warehouse Facility.

     Ranking. Indebtedness under the CSFB Warehouse Facility constitutes Senior Debt.

     Security. Indebtedness under the CSFB Warehouse Facility is secured by a first priority security interest in the mortgage loans acquired with funds advanced under the CSFB Warehouse Facility.

     Interest. Indebtedness under the CSFB Warehouse Facility bears interest at a rate of LIBOR plus 0.60% to 1.40% based upon the amount of the advance and the collateral value and unpaid principal amount of the mortgage loans related to each advance.

     Maturity. The maturity date for the CSFB Warehouse Facility will be provided in the notice of borrowing related to each advance under the CSFB Warehouse Facility.

     Conditions of Extensions of Credit. The obligation of CSFB to make loans to ARCMI under the CSFB Warehouse Facility is subject to certain customary conditions, including, without limitation, the delivery of certain documents and information by ARCMI to CSFB and approval by CSFB of the mortgage loan pool to be acquired by ARCMI.

     Covenants. Pursuant to the CSFB Warehouse Facility, ARCMI makes various covenants, including, without limitation, that ARCMI will provide collateral and mortgage loans that meet the requirements of the related documents and agreements, and that ARCMI will provide certain opinions of counsel to CSFB. ARCMI also covenants that it will apply monthly collections of interest to the payment of interest due CSFB and monthly collections of principal to the reduction of the principal amount of each advance due CSFB on the related maturity date, that the collateral value of the collateral related to each advance meets minimum requirements and that it will transfer additional collateral to CSFB if the aggregate amount of the outstanding advances is greater that the weighted average Par Factor (as defined in the CSFB Warehouse Facility).

     Events of Default. The events of default under the CSFB Warehouse Facility include, among others, principal, interest and other payment defaults, ARCMI's failure to pay amounts due under a promissory note, failure to observe or perform any of the covenants or agreements under the Program Documents (as defined in the CSFB Warehouse Facility), any material adverse change in the condition of ARCMI or its subsidiaries, certain judgments against ARCMI, insolvency of ARCMI, and breaches of representations and warranties.

  DLJ MASTER REPURCHASE AGREEMENT

     General. On October 17, 1996, ARMC entered into the DLJ Master Repurchase Agreement with DLJ Mortgage Capital, Inc. to support the purchase of Subordinated Certificates and warehouse loans acquired in the Quality Acquisition. As of December 31, 1997 $21.6 million was outstanding under the DLJ Master Repurchase Agreement.

     Ranking. Indebtedness under the DLJ Master Repurchase Agreement constitutes Senior Debt.

     Security. Indebtedness under the DLJ Master Repurchase Agreement is secured by a security interest in all securities transferred pursuant to each repurchase transaction under the DLJ Master Repurchase Agreement.

     Interest. Interest rates will vary for each repurchase transaction undertaken pursuant to the DLJ Master Repurchase Agreement. Currently, indebtedness under each repurchase transaction bears interest at rates of 6.34% to 6.80% per annum.

     Repurchase Date. The DLJ Master Repurchase Agreement is subject to automatic 30-day renewal periods.

     Events of Default. The DLJ Master Repurchase Agreement contains certain events of default, including, without limitation, the failure to transfer securities upon the applicable purchase date, the failure to transfer or repurchase securities upon the applicable repurchase date, payment defaults, the failure to comply with margin maintenance requirements, insolvency, breach of representations or warranties, and admission of a party's inability or intention not to perform any of its obligations under the DLJ Master Repurchase Agreement.

AMRESCO CAPITAL WAREHOUSE FACILITIES

  RFC WAREHOUSE FACILITY

     General. On August 15, 1995, AMRESCO Capital's predecessor entered into the RFC Warehouse Facility, to be used in connection with the underwriting and origination of multi-family mortgage loans to be purchased by Freddie Mac or Fannie Mae. The RFC Warehouse Facility was amended on May 1, 1996, was supplemented by letter dated May 2, 1996, and was further amended on August 1, 1997 to allow for the substitution of AMRESCO Capital as a borrower thereunder. A total of $47.0 million and $110.4 million was outstanding under the RFC Warehouse Facility at December 31, 1996 and 1997, respectively. The RFC Warehouse Facility is nonrecourse to the Company.

     Ranking. Indebtedness under the RFC Warehouse Facility constitutes Senior Debt.

     Security. AMRESCO Capital's indebtedness under the RFC Warehouse Facility is secured by all mortgage loans originated by AMRESCO Capital using funds obtained under the RFC Warehouse Facility.

     Interest. Indebtedness under the RFC Warehouse Facility generally bears interest at a rate based upon LIBOR (as defined in the RFC Warehouse Facility) plus 3.0%. However, pursuant to the supplemental letter dated May 2, 1996, the lender in its sole discretion may lower the per annum rate of interest. The RFC Warehouse Facility currently bears interest at a rate of LIBOR plus 1.25%. AMRESCO Capital may also be required to pay certain other fees in addition to or in lieu of interest.

     Maturity. The stated maturity date will be provided in a note related to each borrowing under the RFC Warehouse Facility and is expected to be approximately 60 to 80 days from the date of each such borrowing, though under certain circumstances the maturity period on borrowing may be shorter.

     Conditions to Extensions of Credit. The obligation of Residential Funding Corporation to make initial and/or subsequent loans to AMRESCO Capital under the RFC Warehouse Facility is subject to certain customary conditions including, without limitation, the delivery of certain documents, certificates, resolutions, opinions, financial statements, instruments and applications by AMRESCO Capital, approval by Residential Funding Corporation of the mortgage loans to be originated by AMRESCO Capital, the absence of any default under the RFC Warehouse Facility, the absence of material liabilities not noted on financial statements required to have been delivered and all representations and warranties under the RFC Warehouse Facility being true and correct.

     Covenants. The RFC Warehouse Facility requires AMRESCO Capital to meet certain financial tests, including a maximum ratio of debt to tangible net worth, minimum tangible net worth and minimum Servicing Portfolio (as defined in the RFC Warehouse Facility). The RFC Warehouse Facility also contains covenants that, among other things, limit AMRESCO Capital's ability to liquidate, dissolve, consolidate or merge or sell any substantial part of its assets, or acquire any substantial part of the assets of another business. The RFC Warehouse Facility also contains covenants that require AMRESCO Capital to provide certain information to Residential Funding Corporation, including financial statements, notices and reports, permit inspections of the books and records of AMRESCO Capital by Residential Funding Corporation, maintain certain insurance coverages, maintain valid corporate existence and good standing, to comply with applicable laws and to pay taxes. The RFC Warehouse Facility contains additional covenants concerning collateral securing credit extensions thereto.

     Events of Default. The RFC Warehouse Facility contains customary events of default, including, without limitation, principal, interest and other payment defaults (subject to certain cure periods), breaches of covenants or representations and warranties, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency (including of the Company) and any judgment default in excess of $100,000.

     Indemnification. Under the RFC Warehouse Facility, AMRESCO Capital has agreed to indemnify Residential Funding Corporation and certain related parties from and against any and all losses, liabilities, claims, damages, deficiencies, interest, judgments, costs and expenses (including, without limitation, reasonable fees and disbursements of counsel for Residential Funding Corporation) that arise out of certain matters described in the RFC Warehouse Facility, provided that AMRESCO Capital is not liable for such matters resulting from the gross negligence or willful misconduct of an indemnitee thereunder. AMRESCO Capital has also agreed to indemnify Residential Funding Corporation and certain related parties from and against certain tax liabilities related to the RFC Warehouse Facility.

AMBS GLOBAL AGREEMENT

     General. On December 19, 1995, AMRESCO MBS I, INC., a wholly-owned subsidiary of the Company ("AMBS"), entered into the AMBS Global Agreement with Nomura Grand Cayman, Ltd. ("Nomura") to support the purchase on margin of certain commercial mortgage pass-through certificates (the "AMBS Purchased Securities"). The AMBS Global Agreement contemplates that repurchase transactions may be entered into from time to time. At December 31, 1997, one such transaction existed for $3.5 million.

     Ranking. Indebtedness under the AMBS Global Agreement constitutes Senior Debt.

     Security. Indebtedness under each repurchase transaction is secured by a first priority security interest in the AMBS Purchased Securities.

     Interest. Indebtedness under the repurchase transactions bears interest at a rate of 30 day LIBOR plus 1.40%. Repurchase Date. The repurchase transaction matures on July 15, 1998.

     Events of Acceleration. Upon the occurrence of (i) a material adverse impact on (A) the creditworthiness of AMBS, (B) the ability of AMBS to perform its obligations under the AMBS Global Agreement, (C) the marketability or value of the AMBS Purchased Securities or (D) the economic, political or financial stability of the issuing or domicile country or (ii) governmental changes in taxation or exchange controls which affect the AMBS Purchased Securities or relevant financial markets, Nomura may immediately accelerate the repurchase date.

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

     Events of Default. The repurchase transactions contain certain events of default, including, among others, payment defaults, failure to maintain a minimum margin, insolvency, breaches of representations and warranties, suspension from a securities exchange or association, failure to maintain a first priority security interest in the AMBS Purchased Securities, judgment defaults in excess of $1.0 million and cross-defaults to certain other indebtedness in excess of certain amounts.

  ACLI GOLDMAN MASTER REPURCHASE AGREEMENT

     General. On December 19, 1997, ACLI and Goldman Sachs Mortgage Company entered into the Goldman Master Repurchase Agreement. The Goldman Master Repurchase Agreement is currently a $500.0 million credit facility. ACLI uses the Goldman Master Repurchase Agreement to facilitate the purchase from ACLP of commercial mortgage loans and the warehousing of such loans. See "Business -- Commercial Mortgage Banking Business." A total of approximately $147.6 million was outstanding under the Goldman Master Repurchase Agreement at December 31, 1997. The Goldman Master Repurchase Agreement is non-recourse to the Company except with respect to certain obligations under a limited keepwell agreement relating to the maintenance of a certain level of tangible equity by ACLI.

     Ranking. Indebtedness under the Goldman Master Repurchase Agreement constitutes Senior Debt.

     Security. ACLI's repurchase obligations under the Goldman Master Repurchase Agreement are secured by all mortgage loans purchased and warehoused by ACLI using funds obtained under the Goldman Master Repurchase Agreement, together with all interest rate hedge positions maintained with Goldman, Sachs & Co. related to the mortgage loans subject to the Goldman Master Repurchase Agreement.

     Interest. Indebtedness under the Goldman Master Repurchase Agreement generally bears interest at a rate based upon LIBOR plus .90%.

     Maturity. The stated repurchase date for mortgage loans subject to the Goldman Master Repurchase Agreement is December 18, 1998.

     Conditions to Purchase of Mortgage Loans by Goldman Sachs Mortgage Company. The obligation of Goldman Sachs Mortgage Company to purchase loans from ACLI under the Goldman Master Repurchase Agreement is subject to certain customary conditions, including, without limitation, the delivery of certain documents, instruments and certifications by ACLP and ACLI, the absence of any default under the Goldman Master Repurchase Agreement, the making of various representations and warranties, and all representations and warranties under the Goldman Master Repurchase Agreement being correct. The Goldman Master Repurchase Agreement also requires that ACLI pledge and deliver certain documents related to the mortgage loans under the repurchase agreement.

     Covenants. The Goldman Master Repurchase Agreement requires ACLI to meet certain financial tests, including, among other things, minimum tangible equity. The Goldman Master Repurchase Agreement also contains covenants that, among other things, require ACLI to provide certain information to Goldman Sachs Mortgage Company, including financial statements and other reports regarding mortgage loans, and to comply with applicable laws.

     Events of Default. The Goldman Master Repurchase Agreement contains customary events of default, including, without limitation, principal, interest or other payment cross-defaults, defaults by ACLI or the Company to certain other indebtedness, breaches of covenants or representations and warranties, certain events of bankruptcy and insolvency (including of the Company) and material adverse changes in the financial condition of ACLI or the Company.

  ACLC PRUDENTIAL WAREHOUSE FACILITY

     General. On April 1, 1997, ACLC entered into the ACLC Prudential Warehouse Facility. The ACLC Prudential Warehouse Facility is currently a $150.0 million credit facility (subject to a $500.0 million combined facility limit with the Prudential Warehouse Facility). ACLC uses the ACLC Prudential Warehouse Facility to facilitate the origination and warehousing of franchise and construction loans. See

"Business -- Commercial Finance Business." A total of $42.7 million was outstanding under the ACLC Prudential Warehouse Facility at December 31, 1997. The ACLC Prudential Warehouse Facility is non-recourse to the Company.

     Ranking. Indebtedness under the ACLC Prudential Warehouse Facility constitutes Senior Debt.

     Security. ACLC's indebtedness under the ACLC Prudential Warehouse Facility is secured by all mortgage loans originated by ACLC using funds obtained under the ACLC Prudential Warehouse Facility.

     Interest. Indebtedness under the ACLC Prudential Warehouse Facility generally bears interest at a rate based upon LIBOR plus an Applicable Margin (as defined in the ACLC Prudential Warehouse Facility), which ranges from .95% to 2.00%.

     Maturity. The stated maturity date for the ACLC Prudential Warehouse Facility is the earlier of (i) March 31, 1998 or (ii) the date on which the loans collateralizing the ACLC Prudential Warehouse Facility are securitized; provided, that if the securitization includes a pre-funding account, a portion of the ACLC Prudential Warehouse Facility equal to the pre-funding account balance shall remain outstanding during the related funding period.

     Conditions to Extension of Credit. The obligation of Prudential Securities Credit Corporation to make loans to ACLC under the ACLC Prudential Warehouse Facility is subject to certain customary conditions, including, without limitation, the delivery of certain documents, instruments and applications by ACLC, the absence of any default under the ACLC Prudential Warehouse Facility, the making of various representations and warranties, and all representations and warranties under the ACLC Prudential Warehouse Facility being correct. The ACLC Prudential Warehouse Facility also requires that ACLC pledge and deliver certain documents related to the mortgage loans under the facility.

     Covenants. The ACLC Prudential Warehouse Facility requires ACLC to meet certain financial tests, including, among other things, minimum tangible equity. The ACLC Prudential Warehouse Facility also contains covenants that, among other things, require ACLC to provide certain information to Prudential Securities Credit Corporation, including financial statements and other reports regarding mortgage loans, to maintain adequate insurance, and to comply with applicable laws.

     Events of Default. The ACLC Prudential Warehouse Facility contains customary events of default, including, without limitation, principal, interest or other payment defaults, cross-defaults by ACLC under certain other indebtedness, breaches of covenants or representations and warranties, certain events of bankruptcy and insolvency (including of the Company) and material adverse changes in the financial condition of ACLC or the Company.

     Indemnification. Under the ACLC Prudential Warehouse Facility, ACLC has agreed to indemnify Prudential Securities Credit Corporation against all liabilities, losses, damages, judgments, costs and expenses of any kind which relate to or arise out of the ACLC Prudential Warehouse Facility and all related documents and items thereunder, provided that ACLC is not liable for such matters resulting from the gross negligence or willful misconduct of Prudential Securities Credit Corporation.

AMRESCO BUILDERS GROUP FACILITIES

  BUILDERS WAREHOUSE FACILITY

     General. On September 16, 1997 AMRESCO Builders Group entered into the Builders Warehouse Facility with Bank United. The Builders Warehouse Facility is currently a $55.0 million credit facility that AMRESCO Builders Group uses to finance the origination and funding of residential construction loans and residential properties. See "Business -- Commercial Finance Business." The Builders Warehouse Facility is non-recourse to the Company and its subsidiaries, other than AMRESCO Builders Group.

     Ranking. Indebtedness under the Builders Warehouse Facility constitutes Senior Debt.

     Security. AMRESCO Builders Group's indebtedness under the Builders Warehouse Facility is secured by all residential mortgage loans acquired by AMRESCO Builders Group using funds obtained under the Builders Warehouse Facility.

     Interest. Indebtedness under the Builders Warehouse Facility generally bears interest at a rate based upon LIBOR plus an Applicable Margin (as defined in the Builders Warehouse Facility) which ranges from 1.85% to 2.75%.

     Maturity. The stated maturity date for the Builders Warehouse Facility is September 15, 1999.

     Conditions to Extensions of Credit. The obligation of Bank United to make loans to AMRESCO Builders Group under the Builders Warehouse Facility is subject to certain customary conditions, including, without limitation, the delivery of certain documents, instruments and applications by AMRESCO Builders Group, approval by Bank United of the mortgage loan pool to be acquired by AMRESCO Builders Group, the absence of any default under the Builders Warehouse Facility, the making of various representations and warranties, and all representations and warranties under the Builders Warehouse Facility being true and correct. The Builders Warehouse Facility also requires that AMRESCO Builders Group pledge certain documents related to the mortgage loans under the facility.

     Covenants. The Builders Warehouse Facility requires AMRESCO Builders Group to meet certain financial tests, including, among other things, minimum tangible equity capital and a maximum leverage ratio. The Builders Warehouse Facility also contains covenants that, among other things, require AMRESCO Builders Group to provide certain information to Bank United, including financing statements and other reports regarding the mortgage loans, to maintain adequate insurance, and to comply with applicable laws.

     Events of Default. The Builders Warehouse Facility contains customary events of default, including, without limitation, cross-defaults to certain other indebtedness, breaches of covenants or representations and warranties, certain events of bankruptcy and insolvency (including of the Company), and material adverse changes to the financial condition of AMRESCO Builders Group or the Company.

     Indemnification. Under the Builders Warehouse Facility, AMRESCO Builders Group has agreed to indemnify Bank United against all liabilities, losses, damages, judgments, costs and expenses of any kind which relate to or arise out of the Builders Warehouse Facility and all related documents and items thereunder, provided that AMRESCO Builders Group is not liable for such matters resulting from the negligence or willful misconduct of Bank United.

SENIOR NOTES

     General. On July 1, 1996, the Company entered into the Senior Note Indenture with Comerica Bank, as trustee. Pursuant to the terms of the Senior
Note Indenture, an aggregate of $57.5 million of Senior Notes were issued. The Company used the net proceeds from the sale of the Senior Notes to pay down indebtedness under a predecessor to the Revolving Loan Agreement.

     Ranking. Indebtedness under the Senior Note Indenture constitutes Senior Debt.

     Security. Indebtedness under the Senior Note Indenture is unsecured.

     Interest. The Senior Notes bear interest at a rate of 8.75% per annum.

     Maturity. The Senior Notes will mature on July 1, 1999.

     Certain Rights to Require Repurchase of Senior Notes. The Senior Note Indenture provides that each holder shall have the right to require the Company to repurchase the Senior Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of any event requiring the Company to repurchase, or make an offer to repurchase, any Funded Debt other than the Senior Notes, including any Change of Control (as defined in the Senior Note Indenture). In the event such a requirement is effected with respect to Subordinated Debt, the holders of Senior Notes who are requiring the Company to repurchase their Senior Notes must be paid in full prior to any payment to the holders of Subordinated Debt, including the holders of the Notes.

     Limited Rights of Acceleration or Repurchase. Payment of principal on the Senior Notes may be accelerated upon the occurrence of events of default only upon the action of the Trustee or the holders of at least 25% in aggregate principal amount of outstanding Senior Notes, and such acceleration may be rescinded by the holders of a majority of the aggregate principal amount of the outstanding Senior Notes if all events of default are remedied and all payments due are made before a judgment or decree for payment of money due is obtained.

     Covenants. The Senior Note Indenture contains covenants that, among other things, limit the incurrence of indebtedness, limit dividends and redemptions, require maintenance of proper legal existence, limit restrictions on subsidiary dividends, require punctual payment of principal, premium and interest, and require that the Company maintain its properties and assets, maintain insurances and pay applicable taxes.

     Events of Default. The Senior Note Indenture contains certain customary events of default, including, without limitation, various payment defaults, covenant defaults (subject to certain cure periods), cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency and judgment defaults in excess of $5.0 million.

1996 SENIOR SUBORDINATED NOTES

     General. On January 15, 1996, the Company entered into the 1996 Senior Subordinated Note Indenture with Bank One, Columbus, N.A., as trustee. Pursuant to the terms of the 1996 Senior Subordinated Note Indenture, an aggregate of $57.5 million of 1996 Senior Subordinated Notes were issued. The Company used the net proceeds from the sale of the 1996 Senior Subordinated Notes to pay down indebtedness under a predecessor to the Revolving Loan Agreement.

     Ranking. Indebtedness under the 1996 Senior Subordinated Note Indenture does not constitute Senior Debt and will rank pari passu with the Notes.

     Security. Indebtedness under the 1996 Senior Subordinated Note Indenture is unsecured.

     Interest. The 1996 Senior Subordinated Notes bear interest at a rate of 10% per annum.

     Maturity. The 1996 Senior Subordinated Notes will mature on January 15,
2003.

     Certain Rights to Require Repurchase of 1996 Senior Subordinated Notes. The 1996 Senior Subordinated Note Indenture provides that each holder shall have the right to require the Company to repurchase the 1996 Senior Subordinated Notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, upon the occurrence of any event requiring the Company to repurchase, or make an offer to repurchase, any Subordinated Debt other than the 1996 Senior Subordinated Notes, including any Change of Control (as defined in the 1996 Senior Subordinated Note Indenture). In addition, upon the death of any holder of 1996 Senior Subordinated Notes, the Company will redeem, at par plus accrued interest, such holder's 1996 Senior Subordinated Notes upon request in an amount up to $30,000 in principal amount per holder per year subject to an aggregate limit for all holders of $300,000 in principal amount in any twelve month period.

     Optional Redemption. The 1996 Senior Subordinated Notes are not redeemable prior to January 15, 2001. Thereafter, the 1996 Senior Subordinated Notes will be redeemable, at the Company's option, in whole or in part, at 100% of the principal amount thereof plus accrued interest.

     Covenants. The 1996 Senior Subordinated Note Indenture contains covenants that, among other things, limit the incurrence of indebtedness, limit dividends and redemptions, limit restrictions on subsidiary dividends and requiring that certain conditions be met prior to any consolidation, merger or sale of the assets of the Company.

     Events of Default. The 1996 Senior Subordinated Note Indenture contains certain customary events of default, including, without limitation, payment defaults, covenant defaults (subject to certain cure periods), cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency and judgment defaults in excess of $5.0 million.

1997 SENIOR SUBORDINATED NOTES

     General. On March 12, 1997, the Company entered into the 1997 Senior Subordinated Note Indenture with Bank One, Columbus, N.A., as trustee. Pursuant to the terms of the 1997 Senior Subordinated Note Indenture, an aggregate of $192.5 million of 1997 Senior Subordinated Notes were issued. The Company used the net proceeds from the sale of the 1997 Senior Subordinated Notes to pay down indebtedness under the Revolving Loan Agreement.

     Ranking. Indebtedness under the 1997 Senior Subordinated Note Indenture does not constitute Senior Debt and will rank pari passu with the Notes.

     Security. Indebtedness under the 1997 Senior Subordinated Note Indenture is unsecured.

     Interest. The 1997 Senior Subordinated Notes bear interest at a rate of 10% per annum.

     Maturity. The 1997 Senior Subordinated Notes will mature on March 15, 2004.

     Certain Rights to Require Repurchase of 1997 Senior Subordinated Notes. The 1997 Senior Subordinated Note Indenture provides that each holder shall have the right to require the Company to repurchase the 1997 Senior Subordinated Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of any event requiring the Company to repurchase, or make an offer to repurchase, any Subordinated Debt other than the 1997 Senior Subordinated Notes, including any Change of Control (as defined in the 1997 Senior Subordinated Note Indenture).

     Optional Redemption. The 1997 Senior Subordinated Notes are not redeemable prior to maturity.

     Covenants. The 1997 Senior Subordinated Note Indenture contains covenants that, among other things, limit the incurrence of indebtedness, limit dividends and redemptions, limit restrictions on subsidiary dividends and require that certain conditions be met prior to any consolidation, merger or sale of the assets of the Company.

     Events of Default. The 1997 Senior Subordinated Note Indenture contains certain customary events of default, including, without limitation, payment defaults, covenant defaults (subject to certain cure periods), cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency and judgment defaults.

                                  UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to it, all $40,000,000 principal amount of the Notes offered hereby.

     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to take and pay for all the Notes if any are taken.

     The Underwriter initially proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer part of the Notes to certain dealers at a price that represents a concession not in excess of 0.250% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.125% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price of the Notes and other selling terms may from time to time be varied by the Underwriter.

     The Company does not intend to apply for listing of the Notes on any securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time, without notice, at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "1933 Act").

     In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriter may overallot in connection with the offering, creating a short position in the Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriter may bid for, and purchase, Notes in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering if the Underwriter repurchases previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of its business, the Underwriter and its affiliates have in the past and may in the future provide investment and commercial banking, advisory and other financial services to the Company and certain of its affiliates, for which they have or will receive customary compensation. Affiliates of Morgan Stanley & Co. Incorporated currently provide certain credit facilities to the Company and various of its affiliates. See "Description of Other Indebtedness."

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by L. Keith Blackwell, General Counsel of the Company. Mr. Blackwell currently owns beneficially 19,505 shares of Common Stock (excluding 9,951 unvested shares allocated under the Company's restricted stock plan) and holds options to purchase 88,275 shares of Common Stock. Certain legal matters relating to the Notes offered hereby will be passed upon for the Underwriter by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely as to matters of Texas law on the opinion of Mr. Blackwell.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus Supplement by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the consolidated financial statements from which the Selected Financial Data included in this Prospectus Supplement have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Quality as of September 30, 1994 and 1995, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995, are included in the 1996 Form 10-K, and are incorporated herein by reference. Such financial statements have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             SUPPLEMENTAL GLOSSARY

     The following are certain defined terms which may be used in this Prospectus Supplement and any accompanying Prospectus:

     "1996 FORM 10-K" means the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

     "ACLC" means AMRESCO Commercial Lending Corporation.

     "AMMB" is the symbol used to trade the Company's Common Stock on the Nasdaq National Market.

     "AMRESCO" means AMRESCO, INC.

     "AMRESCO BUILDERS GROUP" means AMRESCO Builders Group, Inc.

     "AMRESCO CAPITAL" means AMRESCO Capital L.P.

     "AMRESCO RESIDENTIAL" means, collectively, AMRESCO Residential Capital Markets, Inc., ARMC and AMRESCO Residential Credit Corporation, subsidiaries of the Company.

     "AMRESCO SERVICES" means AMRESCO Services, L.P., a subsidiary of the Company.

     "ARMC" means AMRESCO Residential Mortgage Corporation, an indirect subsidiary of the Company through which the Company acquired substantially all the operating assets of Quality Mortgage USA.

     "BUILDERS WAREHOUSE FACILITY" means that certain Loan and Security Agreement between AMRESCO Builders Group and Bank United dated September 6, 1997.

     "CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (e.g., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that obtains its funds by selling undivided interests in the revenue streams generated by the loans to public or private investors.

     "EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate Investment Management, Inc.

     "FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

     "FANNIE MAE" means the Federal National Mortgage Association.

     "FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

     "HOLLIDAY FENOGLIO FOWLER" means Holliday Fenoglio Fowler L.P., a subsidiary of the Company.

     "QUALITY MORTGAGE USA" means Quality Mortgage USA, Inc., a California corporation.

     "REVOLVING LOAN AGREEMENT" means the Third Amended and Restated Revolving Loan Agreement dated as of September 30, 1996 and as subsequently amended, among the Company, NationsBank of Texas, N.A. and Bank One, Texas, N.A., as Co-Agent, and the lenders which are parties thereto from time to time.

     "SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed securities.

     "SENIOR NOTE INDENTURE" means that certain Indenture dated July 1, 1996, relating to the $57.5 million of 8.75% Senior Notes due 1999.

     "SFAS" means Statement of Financial Accounting Standards.

     "WAREHOUSE" means a type of lending arrangement whereby loans funded or purchased and held for sale are financed by financial institutions or institutional lenders on a short-term basis and secured by the underlying loans.

                                  $500,000,000

                                 [AMRESCO LOGO]
                COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES,
                         SECURITIES WARRANTS AND UNITS
                             ---------------------

    AMRESCO, INC. (the "Company") may offer from time to time, together or separately, (i) shares of its common stock, par value $0.05 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"), (iii) its unsecured debt securities, which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities") and (iv) warrants (collectively, the "Securities Warrants") to purchase Debt Securities (the "Debt Securities Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Common Stock, Preferred Stock, Debt Securities and Securities Warrants (collectively, the "Securities") may be offered independently or together in any combination ("Units") for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Subordinated Debt Securities and Preferred Stock may be convertible or exchangeable into other series of Debt Securities, Preferred Stock or Common Stock. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances the aggregate offering price of which will not exceed $500.0 million (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies or foreign currency units).

    The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares offered and by whom offered, (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Debt Securities or Common Stock and any other special terms, (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as Senior Debt Securities or Subordinated Debt Securities, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities, Preferred Stock or Common Stock and any other special terms, (iv) the terms of any Securities Warrants offered, including where applicable, the exercise price, detachability, duration and other specific terms not described in this Prospectus and (v) the initial public offering price and the net proceeds to the Company from and other specific terms relating to the Offered Securities. The Prospectus Supplement will also contain information, where applicable, about certain material United States Federal income tax considerations relating to the particular Securities offered hereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the Securities covered by such Prospectus Supplement.

    The Senior Debt Securities will rank pari passu in right of payment with all unsubordinated indebtedness of the Company, but, except to the extent such Senior Debt Securities are secured by collateral, will be effectively subordinated to the rights of holders of secured unsubordinated indebtedness of the Company to the extent of the value of the collateral securing such indebtedness. The Senior Debt Securities will rank senior to all unsecured subordinated indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including any Senior Debt Securities.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

      FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 4 HEREIN AND "RISK FACTORS" IN THE PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

    The Company may sell the Securities (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, with such underwriters to be designated at the time of sale, (ii) through agents designated from time to time or (iii) directly. The names of any underwriters or agents of the Company involved in the sale of the Securities, the public offering price or purchase price thereof, any applicable commissions or discounts, any other terms of the offering of such Securities and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, dealers and underwriters.
                             ---------------------
                 The date of this Prospectus is August 20, 1997

                                  THE COMPANY

     Certain terms used in this Prospectus are defined in the "Glossary" beginning on page 29 herein. Certain terms used in connection with the Debt Securities are defined under the caption "Description of Securities -- Debt Securities -- Certain Definitions."

     General. The Company is a leading specialty financial services company engaged in residential mortgage banking, commercial mortgage banking, asset management, commercial finance and institutional real estate investment advisory services.

RESIDENTIAL MORTGAGE BANKING

     The Company originates, acquires, warehouses and securitizes sub-prime loans. Borrowers under such loans may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history. The Company believes that this market is large and is underserved by traditional lenders. Therefore, there is less competition in this market and interest rates are higher than on mortgage loans for more creditworthy borrowers. The Company believes that the higher interest rates offered by the sub-prime loan market are attractive even after taking into account the potentially greater credit risk associated with such borrowers.

COMMERCIAL MORTGAGE BANKING

     The Company performs a wide range of commercial mortgage banking services, including originating, underwriting, placing, selling, securitizing and servicing commercial real estate loans through Holliday Fenoglio, ACC and AMRESCO Services.

     Holliday Fenoglio primarily serves commercial real estate developers and owners by originating commercial real estate loans and acting as a broker on commercial real estate sales through its own commission-based mortgage bankers. The loans originated by Holliday Fenoglio generally are funded by institutional lenders, principally insurance companies, and by ACC and other Conduit Purchasers. Holliday Fenoglio generally retains Primary Servicer rights on a portion of the loans originated by it. The Company believes that Holliday Fenoglio's relationship and credibility with its institutional lender network provide the Company with a competitive advantage in the commercial mortgage banking industry.

     ACC is a mortgage banker that originates, underwrites and securitizes commercial real estate loans that are funded primarily by Conduit Purchasers and Fannie Mae. ACC has established a partnership with a major Wall Street investment bank which funds a significant portion of ACC's commercial real estate loan originations and through which ACC and the investment bank share in the accumulation and securitization profits and risks. ACC serves its market directly through branch offices, as well as through a network of independent mortgage brokers, including Holliday Fenoglio. ACC is approved by Fannie Mae to participate in its DUS program, which ACC believes makes it a more competitive loan originator and underwriter of multifamily mortgages. ACC is also an approved lender in the Freddie Mac multifamily seller/servicer program in the states of Florida, North Carolina and South Carolina.

     AMRESCO Services serves as a Primary Servicer for whole loans and as a Master/Full Servicer for securitized pools of commercial mortgages. The dominant users of commercial loan servicers are commercial mortgage-backed bond trusts and similar securitized commercial asset-backed loan portfolios held by numerous passive investors. Historically, the revenue stream from servicing contracts on commercial mortgages has been relatively predictable due in part to prepayment penalties in commercial mortgages that tend to discourage early loan payoffs.

ASSET MANAGEMENT

     The Company manages and resolves Asset Portfolios acquired at a discount to Face Value by the Company alone and by the Company with co-investors. The Company also manages and resolves Asset Portfolios owned by third parties. Asset Portfolios generally include fee owned real estate and secured loans of varying qualities and collateral types. The majority of the loans in the Asset Portfolios in which the Company invests are in default at the time of acquisition. Asset Portfolios purchased by the Company are currently comprised of real estate secured loans and collateralized business loans, the resolution of which may be based either on cash flow of a business or on real estate and other collateral securing the loan. While the majority of the Asset Portfolios managed or owned by the Company are located in the United States, the Company has opened offices in Toronto and London through which it pursues Asset Portfolio acquisition opportunities and manages its investments in Canada and Western Europe. The Company and a major Wall Street bank were recently awarded a contract to buy an Asset Portfolio in Mexico. The Company may seek further opportunities in Mexico. The Company may open offices and seek strategic alliances in other international markets.

COMMERCIAL FINANCE

     The Company's commercial finance business was formally commenced in 1996. The Company intends to expand its commercial finance business through acquisitions of targeted niche finance companies and internal start-ups. The Company's commercial finance business currently involves: (i) providing high yield debt financing for the real estate and communications industries and for businesses and projects which are unable to access traditional lending sources,
(ii) providing construction financing for builders of single family residences,
(iii) originating, acquiring, warehousing, securitizing and servicing loans to franchises with single franchise and multiple franchise operations, and (iv) equipment leasing and related financing activities.

INSTITUTIONAL REAL ESTATE INVESTMENT ADVISORY

     The Company provides real estate investment advice to various institutional investors (primarily pension funds) seeking to invest in real estate and related investments. Although the Company is paid acquisition, disposition and performance-based incentive fees by some of its clients, its principal form of revenue from this activity is asset management fees, which are based on the cash flow or value of the investments under management.

     The Company is marketing to institutional investors the opportunity to invest in Subordinated Certificates issued in commercial and residential mortgage securitizations through investment funds or other entities being organized by the Company. The Company believes that because of its experience in evaluating and underwriting higher risk loans, it can take advantage of investment opportunities that are presented by such Subordinated Certificates. The Company expects that a majority of its own investments in Subordinated Certificates in the future will be through these funds or entities. As a policy, the Company will not sell to these funds Subordinated Certificates created in securitizations organized by the Company.
                             ---------------------

     The Company is a Delaware corporation. The Company's principal executive offices are located at 700 North Pearl Street, Suite 2400, Dallas, Texas 75201 and its telephone number at that address is (214) 953-7700.

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in any particular Securities in addition to the other information contained or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement.

RISKS ASSOCIATED WITH RAPID GROWTH AND ENTRY IN NEW BUSINESSES

     In early 1994, the Company made the strategic decision to diversify its business lines. The Company has entered the residential mortgage banking, commercial mortgage banking, commercial finance and institutional real estate investment advisory businesses through a combination of acquisitions and the internal start-up of new business lines. These businesses contributed in the aggregate approximately 50% and 68% of the Company's operating profit for the year ended December 31, 1996 and for the six months ended June 30, 1997, respectively, and the Company expects they will continue to contribute a substantial portion of its revenue and operating income for the foreseeable future. The Company has also increased its investments in Asset Portfolios. The rapid entry of the Company into these business lines has resulted in increased demands on the Company's personnel and systems. As part of its business strategy, the Company intends to acquire additional businesses which complement the Company's core capabilities in specialty financial services. The Company must successfully continue its assimilation of multiple acquired businesses with differing markets, customer bases, financial products, systems and managements. An inability to assimilate acquired businesses could have an adverse effect on the Company's financial condition and results of operations. The Company's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for the Company to compete successfully in its new business lines. There can be no assurance that the Company will successfully meet all of these challenges.

NEED FOR ADDITIONAL FINANCING

     General. The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. The Company has no commitments for additional borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial and competitive factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock. The Company's ability to repay its outstanding indebtedness, including the Debt Securities, at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

     Dependence on Warehouse Financing. The Company's residential mortgage banking, commercial mortgage banking and commercial finance securitization businesses depend upon warehouse facilities with financial institutions or institutional lenders to finance the Company's origination and purchase of loans on a short-term basis pending sale or securitization. Implementation of the Company's growth strategy requires continued availability of warehouse facilities and may require increases in the capacity of warehouse facilities. There can be no assurance that such financing will be available on terms reasonably satisfactory to the Company. The inability of the Company to arrange additional warehouse facilities or to extend or replace existing facilities when they expire would have a material adverse effect on the Company's business, financial condition and results of operations and on the Company's outstanding securities.

RISKS OF SECURITIZATION

     Significance of Securitization. The Company currently believes that it will become increasingly dependent upon its ability to securitize mortgage loans and other loans by pooling and subsequently selling them in the secondary market in order to generate revenues, earnings and cash flows. Accordingly, adverse changes in the secondary market for such loans could impair the Company's ability to originate, purchase and sell mortgage loans and other loans on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's business and results of operations. The Company endeavors to effect a securitization of its residential mortgage loans on at least a quarterly basis and its commercial mortgage and commercial finance loans on at least a semi-annual basis. However, market and other considerations, including the conformity of loans to insurance company and rating agency requirements, could affect the timing of such transactions. Any delay in the sale of loans beyond the reporting period in which such sale is anticipated to occur would delay any expected gain on sale and adversely affect the Company's reported earnings for such reporting period.

     Investment in Subordinated Certificates. The Company invests in Subordinated Certificates created in securitizations completed by the Company or purchased from third parties. At December 31, 1996, the Company's aggregate investment in Subordinated Certificates was approximately $130 million based on the estimated fair value of the Subordinated Certificates at that time. The Subordinated Certificates entitle the holder to the excess of the interest and principal paid by borrowers on the loans pooled in the securitization over the interest and principal passed through to other investors in the securities created in the securitization transaction, less the normal servicing and other fees and credit losses realized. The estimated fair value of the Subordinated Certificates is computed using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar instruments at the time of sale. These assumptions may not reflect actual experience. Accordingly, no assurance can be given that these securities could in fact be sold or recovered at their stated values on the balance sheet, if at all.

     Contingent Risks. Although the Company sells substantially all the mortgage loans and other loans which it originates or purchases, the Company retains some degree of credit risk on substantially all loans sold. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. The documents governing the Company's securitization program require the Company to establish deposit accounts or build over-collateralization levels through retention of distributions otherwise payable to the holders of the Subordinated Certificates. Such amounts serve as credit enhancement for the related trust and are therefore available to fund losses realized on loans held by such trust. In addition, documents governing the Company's securitization program require the Company to commit to repurchase or replace loans which do not conform to the representations and warranties made by the Company at the time of sale.

     Retained Risks of Securitized Loans. The Company makes various representations with respect to the loans that it pools and securitizes. The Company's representations rely in part on similar representations made by the originators of such loans when they were purchased by the Company. In the event of a breach of its representations, the Company may be required to repurchase or replace the related loan using its own funds. While the Company may have a claim against the originator in the event of a breach of any of these representations made by the originators, the Company's ability to recover on any such claim will be dependent on the financial condition of the originator. There can be no assurance that the Company will not experience a material loss in respect of any of these contingencies.

     Importance of Credit Enhancement. To market residential mortgage-backed, commercial mortgage-backed and commercial loan-backed securities, the Company has in the past used various means of credit enhancement to obtain a "AAA/Aaa" rating for such securities. In its residential mortgage-backed and commercial loan-backed securitizations, the Company has relied to a significant extent on monoline insurance companies to provide such credit enhancement. Any unwillingness of monoline insurance companies to guarantee the senior interests in the Company's loan pools could have a material adverse effect on the Company's financial position and results of operations.

RISKS RELATED TO SUB-PRIME LOANS

     The sub-prime loan market is comprised of credit-impaired borrowers who generally have significant equity in their homes and whose borrowing needs are not currently met by traditional financial institutions. Loans made to such borrowers may entail a higher risk of delinquency and higher losses than loans made to more creditworthy borrowers. While the Company believes that the underwriting criteria and collection methods it employs enable it to reduce the higher risks inherent in loans made to credit-impaired borrowers, no assurance can be given that such criteria or methods will afford adequate protection against higher delinquencies, foreclosures or losses than anticipated and, as a result, the Company's financial condition or results of operation could be adversely affected.

SERVICING RISKS; BORROWER DELINQUENCIES AND CLAIMS

     When borrowers are delinquent in making monthly payments on commercial mortgage loans serviced by the Company, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month. In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's consolidated financial position or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's financial position and results of operations.

     As a participant in the Fannie Mae DUS program, the Company must accept a first loss risk on loans originated by the Company. In addition, the Company must also make certain representations and warranties concerning loans originated by the Company and sold to Conduit Purchasers or Fannie Mae. These representations cover such matters as title to the property, lien priority, environmental reviews and certain other matters.

ASSET PERFORMANCE ASSUMPTIONS

     The Company's business, financial condition, results of operations and liquidity depend, to a material extent, on the performance of loans owned directly or backing securities purchased and sold by the Company. The carrying value of the Company's Asset Portfolios, Subordinated Certificates and certain other assets have been determined in part using estimates of future cash flows based on assumptions concerning future default and prepayment rates that are consistent with the Company's historical experience and market conditions and present value discount rates that the Company believes would be requested by an unrelated purchaser of an identical stream of estimated cash flows. Management believes that the Company's estimates of cash flows were reasonable at the time such estimates were made. However, the actual rates of default and/or prepayment on such assets may exceed those estimated and consequently may adversely affect the carrying values of such assets, anticipated future cash flows, results of operations and reported earnings. The Company periodically reviews its loss and prepayment assumptions in relation to current performance of the loans and market conditions and, if necessary, provides for the impairment of the respective asset. The Company's business, financial condition and results of operations could be materially adversely affected by such adjustments in the future. No assurance can be given that loan losses and prepayments will not exceed the Company's estimates or that such assets could be sold at their stated value on the balance sheet, if at all.

INTEREST RATES

     Since certain of the Company's borrowings, including borrowings under the Revolving Loan Agreement, are at variable rates of interest, the Company may be impacted by increases in interest rates. In addition, the value of its interest-earning assets and liabilities may be directly affected by the level of and fluctuations in interest rates. The Company monitors the interest rate environment and employs prefunding or other hedging strategies designed to mitigate the impact of changes in interest rates. However, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. A significant decline in interest rates could result in increased prepayment of outstanding loans.

     A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate loans and could reduce the gains recognized by the Company upon their securitization and sale. A significant decline in interest rates could decrease the size of the Company's residential Subordinated Certificates by increasing the level of loan prepayments. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held pending sale and the interest paid by the Company for funds borrowed under the Company's warehouse credit facilities or otherwise. In addition, inverse or flattened interest yield curves could have an adverse impact on the earnings of the Company because the loans pooled and sold by the Company have long-term rates while the senior interest in the related trusts are priced on the basis of intermediate rates.

RISKS OF HEDGING TRANSACTIONS

     The Company has in the past and may in the future enter into interest rate or foreign currency financial instruments used for hedging purposes. While intended to reduce the effects of volatility in interest rate or foreign currency price movements, such transactions could cause the Company to recognize losses depending on the terms of the instrument and the interest rate or foreign currency price movements.

FOREIGN OPERATIONS; CURRENCY RISKS

     The Company's asset management and resolution business has entered into, and intends to continue to enter into, contracts to purchase and to manage and resolve Asset Portfolios located in Canada, Mexico and Western Europe and may in the future expand into other foreign countries. Foreign operations are subject to various special risks, including currency translation risks and currency exchange rate fluctuations (which the Company intends to mitigate with currency hedging arrangements as available and economical) and exchange controls. Changes in foreign exchange rates may have an adverse effect on the Company's financial condition and results of operations. In addition, earnings of foreign operations are subject to foreign income taxes that reduce cash flow available to meet debt service requirements and other obligations of the Company, which may be payable even if the Company has no earnings on a consolidated basis.

CYCLICALITY OF AND COMPETITION IN THE ASSET MANAGEMENT BUSINESS

     The asset management business is affected by long-term cycles in the general economy. In addition, the volume of domestic Asset Portfolios available for purchase by investors or management by third party servicers such as the Company has generally declined since 1993 as large pools of distressed assets acquired by governmental agencies in the 1980's and early 1990's have been resolved or sold. The Company cannot predict what will be a normal annual volume of Asset Portfolios to be sold or outsourced for management and resolution. Moreover, future Asset Portfolio purchases will depend on the availability of Asset Portfolios offered for sale, the availability of capital and the Company's ability to submit successful bids to purchase Asset Portfolios. The acquisition of Asset Portfolios has become highly competitive in the United States. This may require the Company to acquire Asset Portfolios at higher prices thereby lowering profit margins on the resolutions of such Asset Portfolios. Under certain circumstances, the Company may choose not to bid for Asset Portfolios which it believes cannot be acquired at attractive prices. As a result of all the above factors, Asset Portfolio purchases may vary significantly from quarter to quarter.

GENERAL ECONOMIC CONDITIONS

     Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Although such economic conditions may increase the number of nonperforming loans available for sale to or for management by the Company, such conditions could adversely affect the resolution of Asset Portfolios held by the Company for its own account or managed for others, lead to a decline in prices or demand for collateral underlying Asset Portfolios or, in the case of Asset Portfolios held for the Company's own account, increase the cost of capital invested by the Company and the length of time that capital is invested in a particular Asset Portfolio, thereby negatively impacting the rate of return realized from such Asset Portfolio. Economic downturns and rising interest rates also may reduce the number of loan originations by the Company's residential mortgage banking, commercial mortgage banking and commercial finance businesses and negatively impact its securitization activity.

     In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on mortgage loans and other loans and may have an adverse effect on the Company's business, financial condition and results of operations. Such periods also may be accompanied by decreased consumer demand for residential mortgages, resulting in declining values of homes securing outstanding loans, thereby weakening collateral coverage and increasing the possibility of losses in the event of default. Significant increases in homes for sale during recessionary economic periods may depress the prices at which foreclosed homes may be sold or delay the timing of such sales. There can be no assurance that the housing markets will be adequate for the sale of foreclosed homes and any material deterioration of such markets could reduce recoveries from the sale of collateral.

GOVERNMENT REGULATION

     The operations of the Company are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, the Company's loan originations, credit activities, maximum interest rates, finance and other charges, disclosures to customers, the terms of secured transactions, collection, repossession and claims handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although the Company believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated or purchased by the Company, further limit or restrict the terms of loan agreements, or otherwise adversely affect the business or prospects of the Company. There are also, among other risks, uncertainties concerning the business practice of paying back points to residential mortgage brokers.

COMPETITION

     All of the business lines in which the Company operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than the Company to obtain new customers, to acquire Asset Portfolios, to pursue new business opportunities or to survive periods of industry consolidation.

     The Company is experiencing greater competition in its residential mortgage banking business. The Company has experienced increasing competition from other Conduit Purchasers in the acquisition of sub-prime loan portfolios. In addition, the Company expects to encounter significant competition in the sub-prime loan origination market.

     The Company believes that its ability to acquire Asset Portfolios for its own account will be important to its future growth. Acquisitions of Asset Portfolios are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Asset Portfolio at an economically unattractive price). In addition, the increasing competition in this business line has caused the Company to experience decreasing profit margins in its Asset Portfolio business in order to remain a competitive bidder for Asset Portfolios and has caused the Company to redeploy its capital in other more profitable product lines.

     The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and residential mortgage securitization businesses, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost of capital for customers.

     Other. The Company also encounters significant competition in its other business lines. The Company must compete with numerous competitors, many of which have superior access to capital sources and can arrange or obtain lower cost capital for customers.

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include a staggered Board of Directors, authorized "blank check" preferred stock, super majority voting requirements on certain matters and prohibitions against certain business combinations. The Indentures governing the Senior Subordinated Notes and Senior Notes require the Company to repurchase all outstanding Senior Subordinated Notes and Senior Notes in the event of certain change of control transactions. In addition, on May 28, 1997, the Company adopted a Stockholders Rights Plan pursuant to which rights were distributed to stockholders of record as of June 9, 1997. The Stockholders Rights Plan provides, among other things, that if a person (or group of affiliated or associated persons) acquires (or ten
(10) days after the commencement of a tender offer to acquire) "beneficial ownership" of 15% or more of the outstanding shares of Common Stock, the rights previously distributed to stockholders, other than those owned by such acquiring person or group, will become exercisable. Under the Stockholders Rights Plan, the acquisition of 15% or more of the outstanding Common Stock or the completion of the tender offer will entitle the holder to purchase shares of Common Stock having a market value equal to twice the purchase price of the right. These anti-takeover provisions could have the effect of discouraging or making more difficult a merger, tender offer, other business combination or proxy contest, even if such event would be favorable to the interests of the stockholders. See "Description of Securities -- Delaware Law and Certain Corporate Provisions."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and any Prospectus Supplement may contain or incorporate by reference forward-looking statements. The factors identified under "Risk Factors" are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company (or its subsidiaries).

     Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the Company cautions that, while such assumptions or bases are believed to be reasonable and are made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company (or its subsidiaries), or its management, express an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate", "project" and "anticipate" and similar expressions identify forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Offered Securities, together with internally generated funds, will be used (i) to repay, redeem or repurchase outstanding indebtedness of the Company, (ii) for general operations of the Company, including acquisitions, investments, capital expenditures and working capital requirements and (iii) for such other purposes as may be specified in the related Prospectus Supplement.

                RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's and its predecessors' consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and Preferred Stock dividends for each of the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and
1992 on an historical basis.

                                                 THREE
                                                MONTHS
                                                 ENDED
                                               MARCH 31,         YEAR ENDED DECEMBER 31,
                                              -----------   ----------------------------------
                                              1997   1996   1996   1995   1994    1993    1992
                                              ----   ----   ----   ----   -----   -----   ----
Ratio of earnings to fixed charges(1).......  1.8x   2.6x   2.4x   5.4x   21.2x   58.9x    (2)
Ratio of earnings to combined fixed charges
  and Preferred Stock dividends(3)..........  1.8x   2.6x   2.4x   5.4x   21.2x   58.9x    (2)

---------------

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of operating income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt issuance costs.

(2) The Company or its predecessors had no interest expense in 1992.

(3) The Company did not have any Preferred Stock outstanding during any of these periods.

                           DESCRIPTION OF SECURITIES

     The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.

     The Company is authorized to issue 150,000,000 shares of Common Stock, par value $0.05 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. As of July 15, 1997, the Company had issued and outstanding 36,091,656 shares of Common Stock and no shares of Preferred Stock. As of such date, there were approximately 2,817 holders of record of the outstanding shares of Common Stock.

     The following summary of the Company's Common Stock and Preferred Stock is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended and Restated Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "DGCL").

COMMON STOCK

     General. Subject to such preferential rights as may be granted by the Board of Directors in connection with any issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. Since October 1995, the Company has not paid cash dividends. The Board of Directors currently intends to retain all earnings to support anticipated growth in the current operations of the Company and to finance future expansion. The Company's Revolving Loan Agreement, the Senior Subordinated Notes Indenture and the Senior Notes Indenture restrict the payment of cash dividends unless certain earnings tests are satisfied. Additional restrictions on the payment of cash dividends may be imposed in connection with future issuances of Preferred Stock and indebtedness by the Company, including issuances of Debt Securities and Preferred Stock contemplated by this Prospectus. Further declarations and payments of cash dividends, if any, will also be determined in light of then-current conditions, including the Company's earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Upon the liquidation, dissolution or winding up of the Company, after payment of creditors, the remaining net assets of the Company will be distributed pro rata to the holders of Common Stock, subject to any liquidation preference of the holders of Preferred Stock which may then be outstanding. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

     Voting Rights. Holders of Common Stock are entitled to one vote per share of Common Stock held of record on all such matters submitted to a vote of the stockholders. Holders of the shares of Common Stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding shares of Common Stock voting for the election of directors can elect all the directors, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any persons to the Board of Directors.

     Delaware Law and Certain Corporate Provisions. The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) prior to the date at which the stockholder became an interested stockholder the Board of Directors approved either the business combination or the transaction in which the person becomes an interested stockholder, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder or
(iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date on which the person became an "interested stockholder". An "interested stockholder" is a person who, together with affiliates and associates, owns (or is an affiliate or associate of the corporation and, together with affiliates and associates, at any time within the prior three years did own) 15% or more of the corporation's voting stock.
Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.

     The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board of Directors into three classes, each class serving for staggered three-year terms;
(ii) the authority of the Board of Directors to determine the size of the Board of Directors, subject to certain minimums and maximums; (iii) the authority of certain members of the Board of Directors to fill vacancies on the Board of Directors; (iv) a requirement that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board or holders of at least one-tenth of all the shares entitled to vote at the meeting; (v) the elimination of stockholder action by written consent; (vi) the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine; (vii) the requirement that the Article in the Certificate of Incorporation creating the staggered board may only be amended by the vote of at least 66 2/3% of the voting securities of the Company; and (viii) a requirement that any business combination between the Company and a beneficial owner of more than five percent of any class of an equity security of the Company must be approved by the holders of a majority of the Company's securities, excluding those securities held by such beneficial owner, voted at a meeting called for the purpose of approving such business combination.

     Indemnification and Limited Liability. The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for such director's breach of duty as a director. This limitation of liability does not relieve directors from liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any liability under
Section 174 of the DGCL for unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such stockholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when stockholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

     Subject to certain limitations, the Company's officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

     Other Matters. The Common Stock is quoted as a national market security by the NASDAQ Stock Market, Inc. The Common Stock is identified as such market by the symbol "AMMB." The Bank of New York, New York, New York, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation, and the Certificate of Designation relating to each series of Preferred Stock, which will be filed with the Secretary of State of Delaware and the Commission in connection with the offering of such series of Preferred Stock.

     General. The Board of Directors may, without approval of the Company's stockholders, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     The Preferred Stock will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will accrue;
(v) any redemption or sinking fund provisions; (vi) any terms by which such series of Preferred Stock may be convertible into or exchanged for Common Stock or Debt Securities; and (vii) any additional or other rights, preferences, privileges, limitations and restrictions relating to such series of Preferred Stock.

     The Preferred Stock will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock (the "Junior Stock") and on a parity with each other series of Preferred Stock (the "Parity Stock").

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

     The Preferred Stock of each series will include customary provisions (i) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (ii) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

     Voting Rights. Except as indicated below or in the Prospectus Supplement relating to a particular series of the Preferred Stock, or except as expressly required by the DGCL, the holders of the Preferred Stock will not be entitled to vote. In the event the Company issues shares of a series of the Preferred Stock, unless otherwise indicated in the Prospectus Supplement relating to such series, each share will be entitled to one vote on matters on which holders of such series are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of any other series of Preferred Stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of the Preferred Stock.

DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. Particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general and specific provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. The Debt Securities may be issued either separately, or together with, or upon conversion of or in exchange for, other Securities.

     The Senior Debt Securities and the Subordinated Debt Securities will be issued under the indentures (the "Senior Indenture" and the "Subordinated Indenture," respectively) between the Company and the Trustee named in the applicable Prospectus Supplement. The forms of Senior Indenture and Subordinated Indenture (collectively, the "Indentures") have been filed as exhibits to the Company's Registration Statement on Form S-3 (No. 333-6031) and the Company's Form 8-K dated March 12, 1997, respectively. The following brief summary of certain provisions of the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of, the Indentures, and is further qualified by any description contained in the applicable Prospectus Supplement or Prospectus Supplements. Certain terms capitalized and not otherwise defined herein are defined in the Indentures. Wherever particular sections or defined terms of the Indentures are referred to, such sections or defined terms are incorporated herein by reference.

     General. The Debt Securities may be issued from time to time in one or more series. The terms of each series of Debt Securities, including without limitation any restrictive covenants with respect thereto, will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. The particular terms of the Debt Securities offered pursuant to any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements. (Indenture
Section 301)

     The amount of Debt Securities offered by this Prospectus will be limited to the amount of Securities set forth on the cover of this Prospectus that have not been otherwise issued or reserved for issuance. The Indentures will not limit the aggregate principal amount of Debt Securities that may be issued thereunder. (Indenture Section 301)

     The Senior Debt Securities will rank pari passu in right of payment with all unsubordinated indebtedness of the Company, but, except to the extent such Senior Debt Securities are secured by collateral, will be effectively subordinated to the rights of holders of secured unsubordinated indebtedness of the Company to the extent of the value of the collateral securing such indebtedness. The Senior Debt Securities will rank senior to all unsecured subordinated indebtedness of the Company. The Subordinated Debt Securities will be unsecured and will be subordinated in right of payment to all existing and future Senior Debt of the Company, including the Senior Debt Securities, as described under "Subordination of Subordinated Debt Securities."

     The applicable Prospectus Supplement will indicate the form, registered or bearer, and denominations in which Debt Securities of any series may be issued. Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." The Debt Securities (other than those issued in the form of a Global Security) are exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith and require the holders to furnish appropriate endorsements and transfer documents. (Indenture Section 305)

     Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto and special federal tax and other considerations applicable to any Debt Securities which are denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

     Principal of and any premium and interest on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable at the office or agency maintained for such purpose. Interest on any Debt Security that is payable will be paid to the Person in whose name that Debt Security is registered in the Security Register. In addition, payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as it appears on the Security Register or by wire transfer to an account maintained by the Person entitled to such interest. (Indenture Sections 301 and 307)

     The applicable Prospectus Supplement or Prospectus Supplements will describe the terms of the Debt Securities offered thereby, including the following: (i) the title of the offered Debt Securities and whether the offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (ii) any limit on the aggregate principal amount of the offered Debt Securities;
(iii) the Person to whom any interest on the offered Debt Securities will be payable, if other than the Person in whose name they are registered on the regular record date for such interest; (iv) the date or dates, or the method by which such date or dates are determined or extended, on which the principal or installments of principal and premium, if any, of the offered Debt Securities is or are payable; (v) the rate or rates (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date from which any such interest will accrue, the dates on which such interest on the offered Debt Securities will be payable and the regular record dates therefor, the circumstances, if any, in which the Company may defer interest payments and the basis for calculating interest if other than a 360-day year of twelve 30-day months; (vi) the place or places where the principal of and premium, if any, and interest on the offered Debt Securities will be payable and the offered Debt Securities may be surrendered for registration of transfer or exchange if other than those provided for in the Senior Indenture or the Subordinated Indenture; (vii) if applicable, the period or periods within which, the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(viii) the obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased in whole or in part pursuant to such obligation; (ix) whether the Debt Securities of the series will be convertible into shares of Common Stock and/or exchangeable for other securities, and if so, the terms and conditions upon which such Debt Securities will be so convertible or exchangeable and any deletions from or modifications or additions to the applicable Indenture to permit or to facilitate the issuance of such convertible or exchangeable Debt Securities or the administration thereof; (x) the identity of each Security Registrar and Paying Agent if other than or in addition to the Trustee; (xi) if the amount of principal of or any premium or interest on the offered Debt Securities may be determined by reference to an index or pursuant to a formula, the manner in which such amounts shall be determined; (xii) the applicability of, and any addition to or change in the covenants and definitions set forth in the applicable Indenture; (xiii) the denominations in which any offered Debt Securities will be issuable, if other than denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000; (xiv) if other than U.S. dollars the currency or currencies for the payment of principal of and any premium and interest on the offered Debt Securities and the manner of determining the U.S. dollar equivalent of the principal amount thereof for purposes of the definition of "outstanding" and, if the principal of or any premium or interest on the offered Debt Securities is to be payable, at the election of the Company or the holder thereof, in one or more currencies other than that or those in which the offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on such offered Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (xv) any other event or events of default applicable with respect to the offered Debt Securities in addition to or in lieu of those described below under "Events of Default" and any change in the right of the Trustee or the holders to declare the principal of or any premium or interest on the offered Debt Securities due and payable; (xvi) if less than the principal amount thereof, the portion of the principal payable upon acceleration of such Debt Securities following an Event of Default; (xvii) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the depositary for such Global Security or Securities, and any circumstances under which any such Global Security may be exchanged for Debt Securities registered in the name of, and any transfer of such Global Security may be registered to, a Person other than such depositary or its nominee, if other than those described in the applicable Indenture (see "Global Securities"); (xviii) if applicable, that the offered Debt Securities, in whole or in any specified part, are not defeasible; and
(xix) any other terms of the offered Debt Securities not inconsistent with the provisions of the applicable Indenture. (Indenture Section 301)

     If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to such Debt Securities and such foreign currency, including any material foreign currency risks, will be specified in the Prospectus Supplement or Prospectus Supplements relating thereto.

     Under the Indentures, the terms of the Debt Securities of any series may differ, and the Company, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of such series or establish additional terms of such series.

     Redemption. Except as set forth in the Prospectus Supplement with respect to any offered Debt Securities or series thereof, the Company is not required to make mandatory redemption or sinking fund payments with respect to the Debt Securities. The Prospectus Supplement relating to any offered Debt Securities or series thereof will specify the provisions, if any, regarding sinking fund provisions related to such Debt Securities or series thereof. The Indentures provide that the Company may deliver outstanding Debt Securities of like tenor of a series (other than any previously called for redemption) and may apply as a credit

Debt Securities of like tenor of a series which have been redeemed either at the election of the Company pursuant to the terms of such Debt Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Debt Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to the Debt Securities of like tenor of such series required to be made pursuant to the terms of such Securities as provided for by the terms of such series. (Indenture Sections 1202 and 1203)

     The Indentures provide that, if less than all of the Debt Securities of any series are to be redeemed at any time, selection of Debt Securities for redemption will be made by the Trustee by such method as the Trustee shall deem fair and appropriate, and portions of the Debt Securities selected for redemption shall be in amounts equal to the minimum authorized denomination for Debt Securities of like tenor of that series or any integral multiple thereof of principal amount of Debt Securities of such series of a denomination larger than the minimum authorized denomination for Debt Securities of that series. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Debt Securities to be redeemed at its registered address. If any Debt Security is to be redeemed in part only, the notice of redemption that relates to such Debt Security shall state the portion of the principal amount thereof to be redeemed. A new Debt Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Debt Security. On and after the redemption date, interest ceases to accrue on Debt Securities or portions of them called for redemption. (Indenture Sections 1103, 1104, 1106 and 1107)

     Repurchase at the Option of Holders. Except as set forth in the Prospectus Supplement with respect to any offered Debt Securities or any series thereof, the Indentures do not contain provisions that permit the Holders of the Debt Securities to require that the Company repurchase or redeem the Debt Securities in the event of a sale of assets or a takeover, recapitalization or similar restructuring, nor does the Indenture contain covenants specifically designed to protect holders in the event of a highly leveraged transaction involving the Company.

     Covenants. The Indentures contain certain covenants relating to the Company and its operations, including covenants requiring the Company to (i) punctually pay interest and principal of Debt Securities, (ii) maintain of an office or agency in each place of payment in respect of the Debt Securities, (iii) hold in trust money for payment of interest or principal on Debt Securities, (iv) preserve the corporate existence, rights and franchises of the Company and its Material Subsidiaries (as defined in the Indentures), (v) generally maintain its properties and trademarks and to comply with applicable statutes, laws, ordinances and regulations, (vi) maintain adequate insurance, (vii) timely pay or discharge material tax obligations and claims for labor, material and supplies, which, if unpaid, might become a lien upon the property of the Company or any Subsidiary, (viii) keep proper books of record and account and (ix) provide to the Trustee quarterly statements of compliance with the Indentures and notice of any event which after notice or lapse of time or both would become an Event of Default or the occurrence of any Repurchase Event. Certain of these covenants are subject to various exceptions and qualifications as set forth in the Indentures.

     Certain additional covenants in respect of the Company may be set forth in the Prospectus Supplement accompanying this Prospectus.

     Consolidation, Merger or Transfer. The Indentures provide that the Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation unless (i) such other entity assumes the Company's obligations under the applicable Indenture and (ii), after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default. The Indentures do not quantify what constitutes "all or substantially all" of the Company's assets. The Indentures provide that the Notes and Indentures shall be governed by and construed in accordance with the laws of the State of Texas. Assuming such law as currently in effect governs the meaning of "all or substantially all," there currently is no established quantitative definition of "all or substantially all" of the assets of a corporation under applicable law. An analysis of all the then relevant facts and circumstances and relevant legal authorities would be required at the time of determination to establish whether or not a sale of "all or substantially all" assets has occurred. (Indenture Section 801)

     Events of Default. The Indentures provide that each of the following constitutes an Event of Default with respect to the Debt Securities of any series issued pursuant to the Indentures: (i) failure to pay the principal on the Debt Securities of that series when due; (ii) failure for 30 consecutive days (for Debt Securities that pay interest less frequently than monthly) or 10 consecutive days (for Debt Securities that pay interest monthly) to pay when due any interest on the Debt Securities of that series; (iii) failure to deposit any sinking fund payment, when and as due, in respect of the Debt Securities of that series; (iv) failure to perform, or a breach of, any covenant or warranty set forth in the Indenture for 30 consecutive days after receipt of written notice from the Trustee or Holders of at least 25% in principal amount of the outstanding Debt Securities specifying the default and requiring the Company to remedy such default; (v) an event of default as defined in any indenture or instrument under which the Company or any Material Subsidiary shall have Outstanding at least $1.0 million aggregate principal amount of indebtedness shall have happened and resulted in acceleration of such indebtedness and such default shall not have been cured or waived and such acceleration shall not have been rescinded or annulled for a period of 30 consecutive days, (vi) certain events of insolvency, receivership or reorganization of the Company or any Material Subsidiary and (vii) entry of a final judgment, decree or order against the Company or any Material Subsidiary for the payment of money in excess of $5.0 million and such judgment, decree or order continues unsatisfied for 30 consecutive days without a stay of execution. (Indenture Section 501)

     If any Event of Default occurs and is continuing with respect to any series of Debt Securities, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Debt Securities of such series may declare the unpaid principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Debt Securities, such lesser portion of the principal amount of such Debt Securities as may be specified in the terms thereof), premium, if any, and any accrued and unpaid interest on all the Debt Securities of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary of the Company, all principal, premium, if any and interest on outstanding Debt Securities will become due and payable without further action or notice. Holders of the Debt Securities may not enforce the respective Indentures or the Debt Securities except as provided in the Indentures. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Debt Securities of any series may direct the Trustee in its exercise of any trust or power with respect to such series of Debt Securities. The Trustee may withhold from Holders of the Debt Securities of any series notice of any continuing Default or Event of Default (except a Default or Event of Default in payment on any Debt Security of any series or in the payment of any sinking fund installment with respect to such series) if it in good faith determines that withholding notice is in their interest. (Indenture Sections 502, 507, 512 and
602)

     The Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding by notice to the Trustee may on behalf of the Holders of all of the Debt Securities of such series waive any existing Default or Event of Default with respect to such series of Debt Securities and its consequences under the applicable Indenture except a continuing Default or Event of Default with respect to such series in the payment of interest on, or the principal of, or premium, if any, on the Debt Securities of such series. (Indenture Section 513)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. (Indenture Section 512) The Indentures provide that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture unless the Trustee receives reasonable security or indemnity against any loss, liability or expense. (Indenture Sections 601 and 603)

     The Company is required to deliver to the Trustee quarterly a statement regarding compliance with the Indentures, and the Company is required upon becoming aware of any Default or Event of Default with respect to a series of Debt Securities due to any event of default under any other indenture or instrument to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto. (Indenture Section 703)

     Defeasance Provisions. The Company will be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) on the 91st day after the date of deposit with the Trustee, in trust, of money, U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money, or a combination thereof, in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the dates on which such payments are due and payable in accordance with the terms of the applicable Indenture and such Debt Securities. Any such discharge is also subject to certain other conditions, including the limitation that such discharge may only occur if there has been a change in applicable federal law, or the Company has delivered to the Trustee an Opinion of Counsel to the effect that such a discharge will not cause the holders of such series of Debt Securities to recognize income, gain or loss for federal income tax purposes and that such holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case had such deposit, defeasance and discharge not occurred, and that such discharge will not cause any outstanding Debt Securities then listed on any securities exchange to be de-listed as a result thereof. (Indenture Section 403)

     The Company may omit to comply with certain restrictive covenants with respect to the Debt Securities of any series. If the Company elects not to comply with any term, provision or condition in any such covenant, the Company must deposit with the Trustee money, U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money, or a combination thereof, in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the dates on which such payments are due and payable in accordance with the terms of the applicable Indenture and such Debt Securities. Any such covenant defeasance is also subject to certain other conditions, including the delivery to the Trustee of an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes and that such holders will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred. (Indenture Section 1009)

     In the event the Company omits compliance with certain covenants of the Indenture and the Debt Securities issued pursuant thereto are declared due and payable because of the occurrence of any event of default, although the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity, it may not be sufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from such event of default. In such event, the Company shall remain liable for all such payments.

     Subordination of Subordinated Debt Securities. The Subordinated Debt Securities will be subordinate and subject in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to the prior payment in full of all Senior Debt. Upon any distribution to creditors in a liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceeding involving the Company, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations (as defined in the Subordinated Indenture) due on or to become due on or in respect of all Senior Debt, before the holders of Subordinated Debt Securities are entitled to receive any payment or distribution of any kind, whether in cash, property or securities, by set off or otherwise on account of the principal of (and premium, if any) or interest on the Subordinated Debt Securities or on account of any purchase, redemption or other acquisition of Subordinated Debt Securities by the Company, any Subsidiary of the Company, the Trustee or any Paying Agent or on account of any other obligation of the Company in respect of any Subordinated Debt Securities (excluding (i) shares of stock or securities of the Company or another corporation provided for by a plan of reorganization or readjustment that are subordinated in right of payment to all then outstanding Senior Debt to substantially the same extent as, or to a greater extent than, the Subordinated Debt Securities are so subordinated and (ii) payments of assets from any defeasance trust which have been on deposit for 90 consecutive days without the occurrence of blockage of payment on any such series of Subordinated Debt Securities as described below) ("Securities Payments"). Until the Senior Debt is paid in full, any Securities Payment to which the holders of Subordinated Debt Securities or the Trustee for their benefit would be entitled, will be paid or delivered by the Company or any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the holders of Senior Debt or their representative or representatives or the trustee or trustees under any indenture pursuant to which any instruments evidencing, any Senior Debt may have been issued. (Subordinated Indenture Sections 1301 and 1302)

     The Subordinated Indenture contains certain standstill provisions, which provide that no payments of principal of, or interest on, the Subordinated Debt Securities may be made and no Subordinated Debt Securities may be accelerated if at the time thereof the Trustee has received a written notice (a "Default Notice") from the holder or holders of not less than 51% in principal amount of the outstanding Senior Debt or any agent therefor (a "Senior Agent") specifying that an event of default (a "Senior Event of Default") under any Senior Debt has occurred. Such standstill will remain in effect until the first to occur of the following: (i) the Senior Event of Default is cured, (ii) the Senior Event of Default is waived by the holders of such Senior Debt or the Senior Agent or
(iii) the expiration of 180 days after the date the Default Notice is received by the Trustee if the maturity of such Senior Debt has not been accelerated at such time. Any such standstill will not prevent the occurrence of an "Event of Default" under the Subordinated Indenture.

     In the event that the Trustee receives any Securities Payment prohibited by the subordination provisions of the Subordinated Indenture, such payment will be held by the Trustee in trust for the benefit of, and will immediately be paid over upon written request to, the holders of Senior Debt or their representative or representatives, or the trustee or trustees under any applicable indenture for application to the payment of Senior Debt. (Subordinated Indenture Section
1304) Such subordination will not prevent the occurrence of any event of default in respect of the Subordinated Debt Securities.

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Debt may receive more, ratably, and holders of the Subordinated Debt Securities having a claim pursuant to such securities may receive less, ratably, than the other creditors of the Company. There may also be interruption of scheduled interest and principal payments resulting from events of default on Senior Debt.

     Modification and Waiver. Modifications and amendments of the respective Indentures may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, reduce the principal amount of, or premium or interest on, any Debt Security, reduce the amount of principal of an Original Issue Discount Debt Security due and payable upon acceleration of the maturity thereof, change the place of payment where or coin or currency in which the principal of, or any premium or interest on, any Debt Security is payable, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security,
(ii) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the Senior Indenture or for waiver of compliance with certain provisions of the Senior Indenture or for waiver of certain defaults or (iii) modify any of the various sections relating to above-described provisions. (Indenture Section 902)

     The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Indenture Section 1011) The holders of not less than a majority in aggregate principal amount of the Outstanding Debt

Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (i) in the payment of principal of, or any premium or interest on, any Debt Security of such series when due (other than amounts due and payable solely upon acceleration), or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected. (Indenture Section 513) The definition of "Senior Debt" in the Subordinated Indenture may not be amended or modified in a manner adverse to the holders of then outstanding Senior Debt without the consent of the holders of all Senior Debt affected thereby. (Subordinated Indenture Section 908)

     The Indentures provide that, in determining whether the holders of the requisite principal amount of the outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof to such date and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency unit that will be deemed to be outstanding will be the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Debt Security, the United States dollar equivalent, determined as of the date of original issuance of such Debt Security, of the amount determined as provided in (i) above). (Indenture Section 101)

     Global Securities. The following description will apply to any series of Debt Securities issued, in whole or in part, in the form of a Global Security or Global Securities deposited with, or on behalf of, The Depository Trust Company ("DTC") (each such Debt Security represented by a Global Security, being herein referred to as a "Book-Entry Security").

     Upon initial issuance, all Book-Entry Securities of the same series and bearing interest, if any, at the same rate or pursuant to the same formula and having the same date of issuance, redemption provisions, if any, repayment provisions, if any, stated maturity and other terms will be represented by a single Global Security. Each Global Security representing Book-Entry Securities will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or a nominee of DTC. Unless otherwise specified in the applicable Prospectus Supplement, all Book-Entry Securities will be denominated in U.S. dollars.

     Upon the issuance of a Global Security, DTC will credit accounts held with it with the respective principal or face amounts of the Book-Entry Securities represented by such Global Security. The accounts to be credited shall be designated initially by the Agent through which the Debt Security was sold or, to the extent that such Debt Securities are offered and sold directly, by the Company. Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC ("participants") and to persons that may hold interests through such participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant.

     Payment of principal of, premium, if any, and interest, if any, on Book-Entry Securities represented by any such Global Security will be made to DTC or its nominee, as the case may be, as the sole registered holder of the Book-Entry Securities represented thereby for all purposes under the Indentures. None of the Company, the Trustee, the Paying Agent or any agent of the Company or the Trustee will have a responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Book-Entry Securities or any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a Global Security owning through such participants or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

     The Company has been advised by DTC that upon receipt of any payment of principal of, premium, if any, or interest, if any, on any such Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held by such participants for customer accounts registered in "street name," and will be the sole responsibility of such participants.

     No Global Security may be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC, or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     A Global Security representing Book-Entry Securities is exchangeable for certificated Debt Securities of the same series and bearing interest, if any, at the same rate or pursuant to the same formula, having the same date of issuance, redemption provisions, if any, repayment provisions, if any, stated maturity and other terms and of differing authorized denominations aggregating a like amount, if any, if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time DTC ceases to be a clearing agent registered under the Exchange Act, (ii) the Company, in its sole discretion, determines that such Global Security shall be exchangeable for certificated Debt Securities or (iii) there shall have occurred and be continuing an Event of Default with respect to the Book-Entry Securities. Such certificated Debt Securities shall be registered in the names of the owners of the beneficial interests in such Global Security as provided by DTC's relevant participants (as identified by DTC).

     Owners of beneficial interests in a Global Security will not be considered the registered holders thereof for any purpose under the applicable Indenture and no Global Security representing Book-Entry Securities shall be exchangeable or transferrable. Accordingly, each person owning a beneficial interest in such a Global Security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a registered holder under the applicable Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     DTC, as the registered holder of each Global Security, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a registered holder is entitled to give or take under the applicable Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of registered holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a registered holder is entitled to give or take under such Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks (which may include the Trustee), trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Certain Definitions. Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. (Indenture Section 101)

     "Funded Debt" means any of the following obligations of the Company or any Subsidiary which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 360 days after the date of the creation or incurrence of such obligation: (i) any obligations, contingent or otherwise, for borrowed money or for the deferred purchase price of property, assets, securities or services (including, without limitation, any interest accruing subsequent to an event of default), (ii) all obligations (including the Debt Securities) evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable and an accrued liability arising in the ordinary course of business, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared in accordance with generally accepted accounting principles, (iv) all Capital Lease Obligations, (v) liabilities of the Company actually due and payable under banker's acceptances or letters of credit, (vi) all indebtedness of the type referred to in clause
(i), (ii), (iii), (iv) or (v) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or security interest in property of the Company or any Subsidiary (including, without limitation, accounts and contract rights), even though the Company or any Subsidiary has not assumed or become liable for the payment of such indebtedness and (vii) any guarantee or endorsement (other than for collection or deposit in the ordinary course of business) or discount with recourse of, or other agreement, contingent or otherwise, to purchase, repurchase, or otherwise acquire, to supply, or advance funds or become liable with respect to, any indebtedness or any obligation of the type referred to in any of the foregoing clauses (i) through (vi), regardless of whether such obligation would appear on a balance sheet.

     "Junior Indebtedness" means all Funded Debt except Senior Debt.

     "Material Subsidiary" means Holliday Fenoglio, Inc., AMRESCO Management, Inc., AMRESCO Residential Mortgage Corporation, AMRESCO Advisors, Inc., AMRESCO Residential Credit Corporation, AMRESCO Residential Capital Markets, Inc., AMRESCO Capital Corporation, AMRESCO New England, Inc., Oak Cliff Financial, Inc. and any other Subsidiary whose assets or revenues comprise at least five percent (5%) of the assets or revenues of the Company and the Subsidiaries on a consolidated basis as of the end of, or for the, Company's most recently completed fiscal quarter, as determined from time to time.

     "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the terms of the applicable Indenture.

     "pari passu" means, with respect to the ranking of any indebtedness of any Person in relation to other indebtedness of such Person, that such indebtedness
(a) either (i) is not subordinate in right of payment to any other indebtedness of such Person or (ii) is subordinate in right of payment to the same indebtedness of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any indebtedness of such Person as to which the other is not so subordinate.

     "Senior Debt" means any Funded Debt whether outstanding on the date of execution of the Indenture or thereafter created or incurred, unless it is provided in the appropriate instrument that such Funded Debt is subordinated to any other Funded Debt.

     "Subsidiary," means, with respect to any Person, (i) any Corporation of which at the time of determination more than 50% of the shares of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "U.S. Government Obligations" means direct obligations of the United States of America, or any Person controlled or supervised by and acting as an agency or instrumentality of such government, in each case where the payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by such government and which are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of or other amount with respect to the U.S. Government Obligation evidenced by such depository receipt.

SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Securities Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company as Securities Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the forms of Securities Warrant Agreements, including the forms of Securities Warrant Certificates representing the Securities Warrants, will be filed or incorporated by reference as exhibits to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Securities Warrant Agreements and Securities Warrant Certificates do not purport to be complete and are subject to and are qualified in their entirety by reference to all the provisions of the Securities Warrant Agreements and the Securities Warrant Certificates.

     General. If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Securities Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants: (iv) the designation and terms of any series of Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (v) the date on and after which such Securities Warrants and the related series of Securities will be transferable separately;
(vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which and currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) a discussion of any material United States federal income tax consequences; and (x) any other terms of such Securities Warrants.

     In the case of Securities Warrants for the purchase of Preferred Stock or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants and, in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the series of Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related series of Securities will be transferable separately; (v) the shares of Preferred Stock or Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such shares of Preferred Stock or Common Stock may be purchased upon each exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the expiration date thereof; (vii) a discussion of any material United States federal income tax consequences; and

(viii) any other terms of such Securities Warrants. Securities Warrants for the purchase of Preferred Stock or Common Stock will be offered and exercisable for U.S. dollars only and will be in registered form only.

     Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer and may be exercised at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Securities Warrants will not have any rights of holders of the Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payment of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

     Exercise of Securities Warrants. Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities, Preferred Stock or Common Stock, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt of the Securities Warrant Certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant Certificate properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities, Preferred Stock or Common Stock, as the case may be, purchasable upon exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.

     Amendments and Supplements to Securities Warrant Agreement. The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

     Common Stock Warrant Adjustments. The exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) the issuance of capital stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within 45 days after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants) and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described below) or rights or warrants (excluding those referred to above). In the event that the Company shall distribute any rights or warrants to acquire capital stock pursuant to clause (iv) above (the "Capital Stock Rights") pursuant to which separate certificates representing such Capital Stock Rights will be distributed subsequent to the initial distribution of such Capital Stock Rights (whether or not such distribution shall have occurred prior to the date of the issuance of a series of Common Stock Warrants), such subsequent distribution shall be deemed to be the distribution of such Capital Stock Rights; provided that the Company may, in lieu of making any adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant upon a distribution of separate certificates representing such Capital Stock Rights, make proper provision so that each holder of such a Common Stock Warrant who exercises such Common Stock Warrant (or any portion thereof) (a) before the record date for such distribution of separate certificates shall be entitled to receive upon such exercise shares of Common Stock issued with Capital Stock Rights and (b) after such record date and prior to the expiration, redemption or termination of such Capital Stock Rights shall be entitled to receive upon such exercise, in addition to the shares of Common Stock issuable upon such exercise, the same number of such Capital Stock Rights as would a holder of the number of shares of Common Stock that such Common Stock Warrant so exercised would have entitled the holder thereof to acquire in accordance with the terms and provisions applicable to the Capital Stock Rights if such Common Stock Warrant was exercised immediately prior to the record date for such distribution. Common Stock owned by or held for the account of the Company or any majority owned Subsidiary shall not be deemed outstanding for the purpose of any adjustment.

     No adjustment in the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect; provided that any such adjustment not so made will be carried forward and taken into account in any subsequent adjustment; and provided further that any such adjustment not so made shall be made no later than three years after the occurrence of the event requiring such adjustment to be made or carried forward. Except as stated above, the exercise price of and the number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase any of the foregoing.

     In the case of (i) a reclassification of or change to the Common Stock, other than changes in par value, (ii) a consolidation or merger involving the Company, other than where the Company is the continuing corporation and reclassification or change, as described in (i) above, is involved or (iii) a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, the holders of the Common Stock Warrants then outstanding will be entitled thereafter to convert such Common Stock Warrants into the kind and amount of shares of stock and other securities or property which they would have received upon such reclassification, change, consolidation, merger, sale or conveyance had such Common Stock Warrants been exercised immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

                              PLAN OF DISTRIBUTION

     The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers, (ii) through agents or
(iii) directly to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or re-allowed or paid to dealers and any securities exchange, if any, on which such Offered Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

     If underwriters are involved in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions to be allowed or re-allowed or paid to dealers may be changed from time to time.

     Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Delayed Delivery Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Delayed Delivery Contract will be for an amount of the Offered Securities not less than and, unless the Company otherwise agrees, the aggregate amount of the Offered Securities sold pursuant to Delayed Delivery Contracts shall be not more than the respective minimum and maximum amounts stated in the Prospectus Supplement. Institutions with which Delayed Delivery Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, but shall in all cases be subject to the approval of the Company in its sole discretion. The obligations of the purchaser under any Delayed Delivery Contract to pay for and take delivery of the Offered Securities will not be subject to any conditions except that (i) the purchase of the Offered Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject and (ii) any related sale of the Offered Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of the Offered Securities pursuant to Delayed Delivery Contracts accepted by the Company. The underwriters will not have any responsibility in respect of the validity or performance of Delayed Delivery Contracts.

     The Debt Securities, the Preferred Stock and the Securities Warrants will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

     Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold and any discounts or commissions received by it from the Company and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

     Underwriters, dealers and agents also may be customers of, engage in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock, the Preferred Stock, the Debt Securities and Securities Warrants offered hereby will be passed upon for the Company by L. Keith Blackwell as General Counsel of the Company. Mr. Blackwell currently owns beneficially 8,904 shares of Common Stock (excluding 10,501 unvested shares allocated under the Company's restricted stock plan) and holds options to purchase 46,165 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Quality Mortgage USA, Inc. as of September 30, 1995 and 1996, and the consolidated statements of income, stockholder's equity and cash flows for each of the two years in the period ended September 30, 1996, incorporated by reference in the Prospectus, have been incorporated by reference herein in reliance of the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such documents may also be obtained at the website maintained by the Commission (http://www.sec.gov). The Company's Common Stock is quoted on the Nasdaq National Market and such reports, proxy statements and other information may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006. The Company's 10% Senior Subordinated Notes due 2003, the 8.75% Senior Notes due 1999 and the 10% Senior Subordinated Notes due 2004 are listed for trading on the New York Stock Exchange. Reports and other information concerning the Company can be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

     Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S.$").

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1996 (filed March 31, 1997; File No. 1-11579), (ii) Current Report on Form 8-K dated March 7, 1997 (filed March 7, 1997; File No. 001-11599), (iii) Current Report on Form 8-K dated March 12, 1997 (filed March 27, 1997; File No. 001-1159), (iv) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (filed May 15, 1997; File No. 001-11599), (iv) Current Report on Form 8-K dated May 28, 1997; (filed May 30, 1997; File No. 001-1159) and (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated May 28, 1997 (filed May 30, 1997; File No. 000-08630).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 700 North Pearl Street, Suite 2400, LB 342, Dallas, Texas 75201, Attention: L. Keith Blackwell, Vice President, General Counsel and Secretary. Telephone requests may be directed to L. Keith Blackwell, Vice President, General Counsel and Secretary of the Company, at (214) 953-7700.

                                    GLOSSARY

     The following are certain defined terms which may be used in this Prospectus and any accompanying Prospectus Supplement:

     "ACACIA" means Acacia Realty Advisors, Inc.

     "ACC" means AMRESCO Capital Corporation, a subsidiary of the Company.

     "AMRESCO RESIDENTIAL" means, collectively, ARMC and AMRESCO Residential Credit Corporation, subsidiaries of the Company.

     "AMRESCO SERVICES" means a division of AMRESCO Management, Inc., a subsidiary of the Company.

     "ARCMI" means AMRESCO Residential Capital Markets, Inc., a subsidiary of the Company.

     "ARMC" means AMRESCO Residential Mortgage Corporation, a subsidiary of the Company.

     "ASSET PORTFOLIO" means a pool or portfolio of performing, non-performing or underperforming commercial, industrial, agricultural and/or real estate loans.

     "BEI" means BEI Holdings, Ltd.

     "BEI MERGER" means the merger of Holdings with and into a subsidiary of BEI on December 31, 1993.

     "COMPANY" means, unless otherwise stated in this Prospectus or unless the context otherwise requires, the Company and each of its subsidiaries.

     "CONDUIT PURCHASERS" means investment bankers and other financial intermediaries who purchase or otherwise accumulate pools or portfolios of loans having common features (e.g., real estate mortgages, etc.), with the intent of securitizing such loan assets and selling them to a trust that obtains its funds by selling ownership interests in the trust to public or private investors.

     "CREDIT AGREEMENTS" means the Revolving Loan Agreement and the Warehouse Agreements.

     "CREDIT ENHANCEMENT" means the method by which a seller of asset-backed securities achieves a higher credit rating with respect to such securities than the credit rating of the assets collateralizing such securities. Credit enhancement is often achieved through the use of financial guaranty insurance policies.

     "DTC" means The Depository Trust Company or its nominees.

     "DUS" means the Delegated Underwriting and Servicing program established by Fannie Mae that permits a DUS approved lender to commit and close loans for multi-family mortgages for resale to Fannie Mae without Fannie Mae's prior approval of such loans.

     "EQS" means, collectively, EQ Services, Inc. and Equitable Real Estate Investment Management, Inc.

     "FACE VALUE" means, with respect to any loan or Asset Portfolio, the aggregate unpaid principal balance of a loan or loans.

     "FANNIE MAE" means the Federal National Mortgage Association.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "FREDDIE MAC" means the Federal Home Loan Mortgage Corporation.

     "FULL SERVICER" means an entity which serves as Primary Servicer, Master Servicer and Special Servicer on an Asset Portfolio.

     "HOLLIDAY FENOGLIO" means Holliday Fenoglio, Inc., a subsidiary of the Company.

     "MASTER SERVICER" means an entity which provides administrative services with respect to securitized pools of mortgage-backed securities.

     "NATIONSBANK OF TEXAS" means NationsBank of Texas, N.A.

     "PRIMARY SERVICER" means an entity which provides various administrative services with respect to loans such as collecting monthly mortgage payments, maintaining escrow accounts for the payment of taxes and insurance premiums on behalf of borrowers, remitting payments of principal and interest promptly to investors in mortgages or the Master Servicer of a pool and reporting to those investors or the Master Servicer on financial transactions related to such mortgages.

     "QUALITY" means Quality Mortgage USA, Inc., a California corporation.

     "REVOLVING LOAN AGREEMENT" means the First Amended and Restated Revolving Loan Agreement dated as of April 25, 1996 and as subsequently amended, among the Company, NationsBank of Texas, as Agent, and the Banks which are parties thereto from time to time.

     "RTC" means the Resolution Trust Corporation.

     "SECURITIZATION" and "SECURITIZED" mean a transaction in which loans originated or purchased by an entity are sold to special purpose entities organized for the purpose of issuing asset-backed, mortgage-backed or commercial loan-backed securities.

     "SENIOR SUBORDINATED NOTES" means the Company's 10% Senior Subordinated Notes due 2003 and the Company's 10% Senior Subordinated Notes due 2004, collectively.

     "SENIOR SUBORDINATED NOTES INDENTURE" means the Indenture dated January 15, 1996, governing the Senior Subordinated Notes.

     "SPECIAL SERVICER" means an entity which provides asset management and resolution services with respect to non-performing or under-performing loans within a pool of performing loans and/or mortgages.

     "SUBORDINATED CERTIFICATES" means the unrated and uninsured tranches of collateralized residential or commercial mortgage-backed securities which are included under the caption "Retained Interests in Securitizations trading" in the Company's consolidated balance sheet.

     "SUB-PRIME LOAN" means a residential mortgage loan to borrowers who do not qualify for conventional loans or whose borrowing needs are not met by traditional residential mortgage lenders. Such borrowers may not satisfy the more rigid underwriting standards of the traditional residential mortgage lending market for a number of reasons, such as blemished credit histories (from past loan delinquencies or bankruptcy), inability to provide income verification data or lack of established credit history.

     "WAREHOUSE" means a type of lending arrangement whereby loans funded or purchased and held for sale are financed by financial institutions or institutional lenders on a short-term basis and secured by the underlying loans.

     "WAREHOUSE AGREEMENTS" mean all warehouse loan facilities entered into by the Company from time to time.

                                 [AMRESCO LOGO]